UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 001-38466

GOOSEHEAD INSURANCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**82-3886022**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

1500 Solana Blvd, Building 4, Suite 4500

Westlake

Texas	**76262**
(Address of principal executive offices)	*(Zip Code)*

(214) 838-5500
Registrant's telephone number, including area code
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, par value $.01 per share	GSHD	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑.

Note: Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑.

The aggregate market value of the voting common equity held by non-affiliates of the registrant, computed by reference to the last reported price at which the registrant's common equity was sold on June 30, 2025 (the last day of the registrant's most recently completed second quarter) was $2,662,284,768, computed using a closing price on that day of $105.51.

As of February 11, 2026, there were 24,653,390 shares of Class A common stock outstanding and 11,935,389 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2026 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2025, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

Table of contents

In this annual report on Form 10-K ("Annual Report"), "Goosehead," the "Company," "GSHD," "we," "us" and "our" refer to Goosehead Insurance, Inc. and its consolidated subsidiaries, including Goosehead Financial, LLC, together.

Commonly used defined terms

As used in this Annual Report, unless the context indicates or otherwise requires, the following terms have the following meanings:

- Ancillary Revenue: Revenue that is supplemental to our Core Revenue and Cost Recovery Revenue, Ancillary Revenue is unpredictable and often outside of the Company's control. Included in Ancillary Revenue are Contingent Commissions and other income.

- Agency Fees: Fees separate from commissions charged directly to clients for efforts performed in the issuance of new insurance policies.

- ASC 606 ("Topic 606"): ASU 2014-09 - *Revenue from Contracts with Customers.*

- Book of Business: Insurance policies bound by us with our Carriers on behalf of our clients.

- Best Practices Study: The industry group metrics are based on the latest date for which complete financial data are publicly available such as a 2025 Best Practices Study containing 2024 industry data conducted by Reagan Consulting and the Independent Insurance Agents & Brokers of America, Inc.

- Captive Agent: An insurance agent who only sells insurance policies for one Carrier.

- Carrier: An insurance company.

- Carrier Appointment: A contractual relationship with a Carrier.

- Client Retention: Calculated by comparing the number of all clients that had at least one policy in force twelve months prior to the date of measurement and still have at least one policy in force at the date of measurement.

- Contingent Commission: Revenue in the form of contractual payments from Carriers contingent upon several factors, including growth and profitability of the business placed with the Carrier.

- Core Revenue: The most predictable revenue stream for the Company, these revenues consist of New Business Revenue and Renewal Revenue. New Business Revenue is lower-margin, but fairly predictable. Renewal Revenue is higher-margin and very predictable.

- Cost Recovery Revenue: Revenue received by the Company associated with cost recovery efforts associated with selling and financing franchises. Included in Cost Recovery Revenue are Initial Franchise Fees and Interest Income.

- Franchise Agreement: Agreements governing our relationships with Franchisees.

- Franchisee: An individual or entity who has entered into a Franchise Agreement with us.

- GF: Goosehead Financial, LLC.

- GM: Goosehead Management, LLC.

- Initial Franchise Fee: Contracted fees paid by Franchisees to compensate Goosehead for the training, onboarding and ongoing support of new franchise locations.

- LLC Unit: a limited liability company unit of Goosehead Financial, LLC.

- New Business Commission: Commissions received from Carriers relating to policies in their first term.

- New Business Production per Agent (Corporate): The New Business Revenue collected related to corporate sales, divided by the average number of full-time corporate sales agents for the same period. This calculation excludes interns, part-time sales agents and partial full-time equivalent sales managers.

- New Business Production per Agent (Franchise): The gross commissions paid by Carriers and Agency Fees received related to policies in their first term sold by franchise sales agents divided by the average number of franchise sales agents for the same period, prior to paying Royalty Fees to the Company.

- New Business Production per Agency: The gross commissions paid by Carriers and Agency Fees received related to policies in their first term sold by franchise sales agents divided by the average number of franchises for the same period, prior to paying Royalty Fees to the Company.

- New Business Revenue: New Business Commissions, Agency Fees, and New Business Royalty Fees.

- New Business Royalty Fees: Fees paid by Franchisees to the Company that are tied to the gross commissions paid by the Carriers related to policies in their first term.

- NPS: Net Promoter Score is calculated based on a single question: "How likely are you to refer Goosehead Insurance to a friend, family member or colleague?" Clients that respond with a score of 6 or below are Detractors, a score of 7 or 8 are called Passives, and a score of 9 or 10 are Promoters. NPS is calculated by subtracting the percentage of Detractors from the percentage of Promoters.

- Offering: The initial public offering completed by Goosehead Insurance, Inc. on May 1st, 2018.

- P&C: Property and casualty insurance.

- Policies in Force: As of any reported date, the total count of current (non-cancelled) policies placed by us with our Carriers.

- Policy Term: The contractual period the policy provides insurance coverage to the insured.

- Pre-IPO LLC Members: owners of LLC Units of GF prior to the Offering.

- Referral Partner: An individual or entity with whom a sales agent establishes a referral relationship.

- Renewal Commission: Commissions received from Carriers relating to a policy in a renewal term.

- Renewal Revenue: Renewal Commissions and Renewal Royalty Fees.

- Renewal Royalty Fees: Fees paid by Franchisees to the Company that are tied to the gross commissions paid by the Carriers related to policies sold or renewed by Franchisees.

- Royalty Fees: New Business Royalty Fees and Renewal Royalty Fees.

- Substantial Ownership Requirement: the beneficial ownership (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, as amended) by the Pre-IPO LLC Members, collectively, of at least 10% of the issued and outstanding shares of our common stock.

- Total Written Premium: As of any reported date, the total amount of current (non-cancelled) gross premium that is placed by Goosehead with its portfolio of Carriers.

- TWIHG: Texas Wasatch Insurance Holdings Group, LLC.

- Unvalidated Producers: A metric used by Reagan Consulting describing agents whose production does not yet cover their wages under their agency's commission formula.

Disclaimer regarding forward-looking statements

We have made statements under the captions "Item 1. Business," "Item 1A. Risk factors," "Item 7. Management's discussion and analysis of financial condition and results of operations" and in other sections of this Annual Report that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under "Item 1A. Risk factors." You should specifically consider the numerous risks outlined under "Item 1A. Risk factors."

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this Annual Report to conform our prior statements to actual results or revised expectations.

PART I
Item 1. Business

Company overview

We are a rapidly growing independent insurance agency, reinventing the traditional approach to distributing personal lines policies throughout the United States. Our differentiated business model and innovative technology platform have enabled us to deliver insurance customers a superior experience, as evidenced by our 77 Net Promoter Score, which is 3.5x the 2024 Industry Average according to Qualtrics XM Institute. To fully appreciate the value of our model, there are three lenses with which you can view us – from the perspective of 1) the insurance buyer; 2) the agent; and 3) the carrier.

Insurance buyer perspective

Insurance buyers desire to have the right coverage, based on their risk tolerance, at the lowest possible price, written with a reputable company who will respond quickly and fairly when they need to file a claim – desires that we believe only an independent insurance agent can fulfill. Clients want to accomplish this in a simple, fast, and convenient way that leverages technology to make the client experience effortless. We have built a model that combines a choice product portfolio, knowledgeable sales and service agents, and proprietary technology to deliver on these expectations.

Choice product platform

Today's insurance buyer expects choice; we believe that tomorrow's insurance buyer will demand it. We believe that most insurance buyers currently buying through single-product platforms are either over-paying or not properly covered because 1) their current insurance company does not offer the appropriate coverage or 2) valuable coverages were removed to make the pricing competitive. We are able to solve that by partnering with over 200 carriers and using technology to shop for our clients and quickly identify the carrier that is targeting their segment of the market. This allows us to provide value by finding the right coverage at the lowest price so that the client does not have to spend hours shopping for themselves. We are client-centric by design. Everything starts and ends with the client. Our agents deliver unrivaled choice, transparent advice, and concierge-level service, supported by more than 200 top-tier carrier relationships.

Knowledgeable sales and service agents

Our clients benefit from the value of having a knowledgeable agent explain and evaluate coverages to help the client make smart insurance buying decisions. Clients will have different insurance needs throughout their lifetime, and our model allows us to serve them at every stage of life. While there are other independent agents who also provide choice, we believe that they lack the scale, depth of talent, and technology of Goosehead, leading to a poorer client experience. Additionally, in contrast to the traditional insurance agency model, we separate the sales function from the service function, thus enabling agents to focus on selling, and service personnel to focus on delivering superior client service.

Proprietary technology

Not only do we provide our clients choice in product, we also provide them with choice on how they wish to interact with us. Today, clients have the option to run a quote themselves online or directly with one of our agents - all in a matter of minutes - because of our proprietary quoting technology, and, in some cases, binding technology. We have spent two decades building what we believe is the most advanced personal lines insurance platform in the industry. Unlike single-carrier platforms that limit choice or traditional independents that rely on legacy systems, our proprietary technology empowers agents, simplifies the client experience, and strengthens our relationships with top carriers.

Independent agents typically work on outdated technology platforms, leading to delays in insurance quotes and coverage issuance. We have leveraged our scale and carrier relationships to deeply integrate with carriers, allowing agents to run quotes and place business quickly and accurately. Goosehead's Digital Agent, a proprietary online quoting platform, allows clients to shop their home and auto insurance rates with more than 100 top carriers. Clients can input into Digital Agent as few as three data points - name, address, and date of birth - the platform then automatically populates other information about a client's homes and vehicles, and in less than two minutes provides clients with home and auto quotes from a breadth of insurance companies.

The Digital Agent combines millions of data points, which includes Goosehead's proprietary quoting data over millions of transactions from 20+ years of experience, to bring clients actual quotes specific to their needs. The

Digital Agent provides clients an opportunity to bind quotes directly within the platform for a limited number of carriers, or clients can bind these quotes through a short call with one of our local licensed agents with expertise in the client's specific market. If a client prefers to quote and bind over the phone, our agents seamlessly guide them through the process. All client data is treated confidentially with the client's privacy and security top of mind. Goosehead does not sell or share the client's data without the client's permission.

After clients sign their policy documents electronically, clients can engage with Goosehead's industry-leading service team via phone, text, mobile app, online chat, or email.

Agent perspective

There is a large population of captive insurance agencies operating across the United States, and these agencies face some acute pain points in their businesses. First, only having one carrier to sell leads to lower close rates and client retention as these companies lack options to move the business to another carrier. In addition, agencies risk losing their ability to write certain lines of business in some areas due to underwriting rules from the carrier – this is especially true after a catastrophic loss in the agency's city or county. Low close rates are also due to the agents' outdated and ineffective marketing playbook. They typically pay for expensive retail store-front locations and spend significant amounts of money on paper mailers and internet leads. This broken marketing model leads to high overhead costs and limited success. Additionally, these captive agencies are working on outdated technology platforms and many have no economic interest in their book of business. Finally, and most importantly, these agencies are responsible for processing all of their client's service needs in house; the more successful they are at sales, the quicker their growth stalls because of the time necessary to manage customer service work.

When agents join Goosehead, they immediately get access to sell a wide array of carriers so that they have product to accommodate most clients, which drastically improves close rates. Instead of expensive retail space and investing in ineffective marketing strategies, they follow our proven go-to-market strategy by developing Referral Partner relationships. This strategy allows them to spend much less on marketing and can yield dozens of high-quality clients referred directly to them, driving higher levels of productivity. All policy fulfillment and servicing is handled by our centralized service team, which retains our clients at 85%, unlocking the agency's time to focus on new sales.

Our 13 corporate-owned sales offices and 489 corporate sales agents serve as the blueprint for what is possible in the Goosehead model, and our corporate agents provide critical training and support to help the franchise agents reach their full potential. We have proven that this system delivers superior results as demonstrated by agents, who with a few years tenure, are 2.5x more productive than industry best practice according to Reagan Consulting's *2025 Best Practices Study*.

In addition to recruiting current insurance agents with a superior value proposition, we are also bringing in sales and marketing-savvy professionals who are attracted to the recession-resistant and residual economics offered by a career in insurance. The value and opportunity we provide to agents has resulted in a network of 1,009 operating franchise locations.

Carrier perspective

Insurance carriers are seeking profitable growth, and their focus is on maximizing the ratio of client lifetime value to acquisition costs. Carriers who distribute through independent agents have many complexities and costs dealing with thousands of independent representatives with no standard training, different levels of expertise, and no quality control functions. Working with Goosehead allows them to have scale distribution - access to more than 2,600 licensed agents and national distribution - with a dedicated point of contact for a seamless partnership experience. Goosehead handles all training and enforces standards through a centralized quality control team that reviews 100% of new policies at the point of sale to drive profitability. Because Goosehead can provide profitable growth without complexity, it has earned special product access in geographies where carriers have heavily restricted capacity, and higher commissions than what agents normally earn. Our 2025 average commission rate on new business premium was 14% and on renewal business premium was 12%. Commission rates can vary across carriers, states and lines of business, and typically range from 10.0% to 20.0%.

Many "insuretech" carriers saw the complexity of working with traditional agents and have sought to build models that eliminate the role of the agent. As they have grown, many have realized that the market still prefers to work with an agent (according to the Independent Insurance Agents & Brokers of America, Inc.), and that Goosehead allows them to reach that segment of the market without many of the traditional complexities. We now distribute for many of the insuretechs, increasing the breadth of our product portfolio. Distributing through Goosehead allows Carriers to see higher retention rates and have a better client experience when compared with other distribution channels, increasing the client lifetime value for the carrier. This value enables Goosehead to have a very competitive carrier portfolio, ensuring that clients find the best solution and increasing agents' close rates.

By delivering a better client experience, offering a more compelling business opportunity to agents, and driving more value to carrier partners, we have seen growth and profitability as reflected in our financial performance. Total Written Premium, which we believe is the best leading indicator of future revenue growth because it drives our future Core Revenue and gives us potential opportunities to earn Ancillary Revenue in the form of Contingent Commissions, grew 17% to $4.4 billion in 2025, up from $3.8 billion in 2024. This growth has been driven by several factors including (1) our team's ability to recruit talented agents to our platform; (2) our agents' leveraging of Goosehead's sales blueprint and proprietary technology leading to higher levels of productivity in winning new business; and (3) our service centers' ability to retain renewal business.

Our Go-to-Market Strategy

Goosehead's growth strategy is powered by a unified approach across three distinct but complementary channels: corporate, franchise and enterprise sales. These channels don't compete - they strengthen each other and reinforce our national brand presence.

How it all works together:

- A franchise agency thrives, expands, and becomes a hub for recruiting, retention, and community trust.

- A corporate office proves performance in a new market, establishing momentum for franchise-led growth.

- An enterprise relationship unlocks national exposure, creating referral volume that drives success for both local franchises and corporate teams.

- Together, these channels form a high-performance ecosystem, built to scale efficiently while staying anchored in quality and service.

Our business model allows both our corporate and franchise sales agents to concentrate on sales and marketing activities related to acquiring new clients and issuing new policies, thus growing New Business Revenue and Renewal Revenue more rapidly than in other systems. Their primary marketing efforts are focused on establishing referral relationships with other financial services providers in their communities using our proprietary marketing strategy. We do not compensate Referral Partners for leads, but rather they rely on our servicing capabilities to generate repeat business.

Goosehead's Digital Agent platform provides a best-in-class way to shop for personal insurance — allowing clients to find the right coverage at the best price. The platform provides a simple, transparent, and efficient way to get insurance quotes and connects them with a knowledgeable agent to complete the purchase process, thereby maintaining the benefits of knowledgeable agents to ensure they have the right coverage at the right price.

The Digital Agent platform, available across the U.S., is powered by key data integrations and a proprietary database. It automatically populates information about a client's homes and vehicles during the quoting process and combines that information with millions of data points from two decades worth of Goosehead's expert agents' quoting decisions and accumulated experiences.

Our model, which allows agents to focus on New Business Revenue, is highly differentiated from the traditional insurance agency model. In the traditional agency model, agents are responsible for both new business and ongoing service. The burden of providing ongoing service distracts from the ability to acquire new clients, and ultimately limits an agent's opportunity for growth. Our agents are freed from the burden of ongoing service, and as a result, both corporate sales and franchise agents are substantially more productive than top performers in our industry as it relates to new sales. Compared to the 2025 Best Practices Study, which uses 2024 industry data, our corporate sales agents with more than three years of tenure averaged 2.5x as much New Business Production per Agent in 2025 and 2.8x in 2024 as the industry best practice. Franchise sales agents with more than three years of tenure averaged 2.0x in 2025 and 1.9x in 2024 as much New Business Production per Agent (Franchise) as the industry best practice.

2025 New Business Revenue per agent by tenure ($000s)



Source: Internal data for 2025; Carrier provided information; Reagan Consulting *2025 Best Practices Study* (which uses 2024 data)

(1)   Represents industry best practice per Reagan Consulting; does not include Unvalidated Producers; most industry agents have tenures significantly longer than 2 to 3 years.

In 2025, New Business Production per Agent in corporate sales was $61 thousand for agents with less than 1 year of tenure and $107 thousand for agents with more than one year of tenure. Including all producers in franchise sales in 2025, New Business Production per Agency was $66 thousand for franchises with less than 1 year of tenure and $138 thousand for franchises with more than one year of tenure.

Corporate sales

Corporate sales consists of company-owned and financed operations with employees who are hired, trained and managed by us. Corporate sales also serves as a research and development department, where we develop best practices and beta test new technology before implementing system-wide. We open corporate offices in strategic markets and seed new offices with high-preforming agents. These teams build brand equity, drive production, and establish the foundation for future franchise expansion.

Additionally, our corporate sales function serves as an invaluable support network for our franchise sales function, providing sales coaching and mentoring for Franchisees. Most candidates are sourced through a combination of on-campus recruiting, employee referrals and highly targeted internet recruiting campaigns. Our recruitment team seeks candidates with strong communication skills who display a high aptitude for learning new concepts, are motivated by professional and financial incentives, and display the ability to succeed in a team-oriented environment. After the recruitment team has selected candidates, they are placed into a training class that lasts approximately two weeks. All agents are required to become fully licensed P&C agents prior to training. New agents continue a targeted ramp-up curriculum through their first six months while actively selling insurance.

The combination of hiring highly-motivated and talented individuals, giving them proper tools and training, and removing the burden of ongoing client service allows our corporate sales agents to become significantly more productive than average personal lines agents. Compared to the 2024 Best Practices Study, corporate sales agents with more than three years of tenure averaged 2.5x as much New Business Production per Agent (Corporate) as the industry best practice.

In corporate sales, we generate Core Revenue in the form of Renewal Commissions, New Business Commissions and non-refundable Agency Fees charged directly to clients for efforts performed in the issuance of new insurance policies. We also generate Ancillary Revenue in the form of Contingent Commissions from Carriers related to the overall growth and loss performance of the Book of Business we have placed with them. Corporate sales is comprised of employed sales agents located in 13 sales offices across Texas, Illinois, Colorado, Ohio, Florida, North Carolina, Arizona, and Tennessee.

In 2022, Goosehead began transitioning top corporate sales agents into franchise ownership. These highly successful corporate agents have performed well as agency owners. Owning a Goosehead franchise has become a viable and lucrative career path for top corporate agents, which we believe helps Goosehead recruit top talent in the industry.

Franchise sales

Franchise sales is the backbone of our distribution network and consists of operations that are owned and managed by Franchisees. These are local entrepreneurs delivering personalized service in their communities, supported by our technology training and back-office infrastructure. Many of our strongest franchise agencies have evolved into multi-producer operations. This distribution is composed of Franchisees and sales agents that they hire as employees in their franchised businesses. Our Franchise Agreement has a ten-year term and governs the terms under which we operate together, defining, among other things, the Initial Franchise Fee, Royalty Fees and other costs a Franchisee pays. Franchisees have contractual rights to revenue related to the Book of Business during the term of their agreement, but we retain ultimate ownership over the policies written in each franchised business. These Franchisees have a contractual relationship with the Company to use our processes, Carrier Appointments, systems, and back-office support team to sell insurance and manage their business. In exchange, the Company is entitled to an Initial Franchise Fee and ongoing Royalty Fees. Our franchise sales function primarily recruits agents with prior business or industry experience. Our franchise sales function has a unique value proposition to experienced agents who understand the limits and pain points of the traditional agency model:

- Franchise owners and their sales agents gain access to products from multiple Carriers in their markets, allowing the agents to better serve their clients and Referral Partners by providing choice. Captive Agents typically can only sell products from one Carrier.

- Franchise owners and their sales agents leverage our service centers to handle service requests and process renewals. Most traditional agencies require their agents to handle client service and renewals, which diminishes the time they can devote to winning additional new business and growing their agencies. Traditional agencies can become the victims of their own success as their increasing service burden crowds out time to sell new business.

- Franchise owners and their sales agents use our well-established and proprietary sales processes to win new business. Franchise sales agents are trained side-by-side with corporate sales agents to leverage our training program, to acquire product and Carrier knowledge, and to utilize our technology and back office support. Our corporate sales function continues its investment in the success of our franchise sales well past initial training in the form of ongoing sales coaching and mentoring. The corporate sales function also serves as fertile recruiting ground for future regional territory managers within our franchise support team.

- Franchise owners benefit from lean startup costs as they do not require additional employees or a retail location to launch their agencies. Captive Agents are often required to immediately hire two to three additional employees as support staff, lease a storefront location, and contribute a specific percentage of revenue toward an advertising budget. Further, most fixed costs in a traditional agency (e.g., administrative costs, technology fees, training expenses and service costs) are diminished or eliminated in our franchise sales due to Goosehead's scale, and we expect that fixed costs will continue to decrease as franchise sales grows.

- Franchise owners own an economic interest in their Books of Business.

The Franchise Development team seeks applicants who have demonstrated a strong capacity to win new business and a desire to own their own business. Our recruiting efforts have helped us create a franchise pool which is significantly more productive than most personal lines agents. Compared to the 2024 Best Practices Study, franchise sales agents with more than three years of tenure averaged 2.0x as much New Business Production per Agent (Franchise) as the industry best practice.

In franchise sales, we earn Core Revenue in the form of New Business Royalty Fees and Renewal Royalty Fees generated by the franchise location. New Business Royalty Fees are set in the Franchise Agreements at 20% of commissions and Agency Fees received during the first term of the policy, and 50% of commissions every term the policy is renewed, including if the policy renewal is with a different carrier.

Cost Recovery Revenue consists of non-refundable Initial Franchise Fees, which compensate us for the training and onboarding efforts to launch a new franchise location, and Interest Income related to Franchisees that elect the payment plan option for their Initial Franchise Fee.

We started franchising in 2012 and have since expanded rapidly. Premiums in franchise sales grew 20% during 2025. As of December 31, 2025, we have 1,009 franchises operating which represents a 9% decrease in 2025 compared to 2024. Franchise sales agent count grew 1% in 2025 compared to 2024. We have franchise locations operating in the following states, which cover over 97% of the US population:

Geographic footprint		Operating agencies	
		State	**December 31, 2025**
		TX	239
		FL	80
		CA	79
		IL	43
		MI	35
		PA	37
		LA	38
		GA	36
		NC	28
		VA	34
		CO	25
		NJ	28
		MO	24
		MD	27
		Other	256
		Total	**1,009**



Partnerships

Our partnerships team forges high-value partnerships with national and regional platforms - mortgage servicers, lenders, and real estate companies - to offer scalable insurance solutions to their customers. These relationships generate consistent lead flow, expand our ability to capture clients outside the home purchase process, and create visibility that benefits our entire ecosystem.

We offer two partnership models: (1) enterprise partnerships and (2) embedded franchise partnerships. Enterprise partnerships provide lead flow to our enterprise sales team (included within the results of corporate sales), which assists the partners' clients in shopping for insurance; in exchange, we pay the partners a fee.

Embedded franchise partnerships purchase a Goosehead Insurance franchise, through which they provide insurance solutions to their clients. Embedded franchise partnerships pay Initial Franchise Fees, New Business Royalties and Renewal Royalties, as do our traditional franchises. Compared to our traditional franchisees, embedded franchise partnerships tend to be better capitalized, more sophisticated, and benefit from inherent lead flow - enabling them to scale more rapidly, achieve greater growth, and sustain long-term operations.

Profitability of Corporate and Franchise Sales

Both corporate sales and franchise sales generate New Business Commissions and Agency Fees for efforts in identifying, placing, and making effective insurance coverage on behalf of our customers. The Company earns 100% of New Business Commissions and Agency Fees generated by corporate sales and incurs fixed and variable compensation and benefits for corporate sales agents as well as other fulfillment and administrative costs. The Company also earns and records New Business Royalty Fees revenue equal to 20% of the New Business Commissions and Agency Fees generated by franchise sales and incurs fixed and variable fulfillment and administrative costs.

Each subsequent term that a policy renews, both corporate sales and franchise sales generate Renewal Commissions by assisting the customer to make effective a renewal policy that satisfies the customer's current insurance coverage needs. The Company earns 100% of Renewal Commissions generated by corporate sales and incurs fixed and variable compensation and benefits to corporate sales agents, which compensation is typically half the cost of New Business Commissions, as well as other fulfillment and administrative costs. The Company also earns and records Renewal Royalty Fees revenue equal to 50% of the Renewal Commissions generated by franchise sales and incurs fixed and variable fulfillment and administrative costs.

As illustrated in the charts below, the Company's earnings rate on commissions generated by corporate sales remains constant at 100% of the commission amount for each term a policy remains in force, while its earnings rate on commissions generated by franchise sales increases by 150% from the initial term of the policy to the first renewal term. This increase in earnings rate from the initial term to the first renewal term results in built-in revenue growth for retained franchise sales. The earnings rate then remains constant for all subsequent terms a policy is renewed for both corporate and franchise sales.



Our Service Centers

Both corporate sales and franchise sales are supported by our client service centers. Our service centers are staffed by fully licensed property and casualty service agents, who provide fulfillment and quality control services for newly issued insurance policies, accounting services and ongoing support services for clients. Ongoing support services for clients include: handling client inquiries, facilitating the claims process with Carriers, accepting premium payments and processing policy changes and renewals. Our service agents are also focused on selling additional insurance coverages to clients, which result in additional New Business Revenue.

Our centralized service team spread across four service centers provides us with the ability to cover the U.S. time zones more broadly and better manage business continuity risks. We manage our service centers with the goal of maximizing NPS, which we believe maximizes retention. This differentiated level of service has enabled us to earn an NPS of 77 in 2025, a decrease from 89 in 2024 yet 3.5x the 2024 industry average, according to Qualtrics XM Institute and Bain & Company, Inc. Our high degree of client satisfaction drove our 85% Client Retention rate during 2025, which we believe to be among the highest in the industry. Our retention rate is even stronger on a premium basis. In 2025, we retained 90% of the premiums we distributed in 2024. Our premium retention rate is higher than our Client Retention rate as a result of both premiums increasing year over year and additional coverages sold by our service team. By maintaining this strong level of Client Retention, we are able to generate revenue that is highly predictable and recurring in nature.

The combination of expanding total producer count, leveraging technology, and maintaining our commitment to service led to revenue growth of 16% and Total Written Premium growth of 17% in 2025. As of December 31, 2025, our 10-year Total Written Premium CAGR was 39% and our 5-year Total Written Premium CAGR was 33%.





Source: Carrier provided information

Industry trends

We primarily compete in the United States personal lines insurance distribution industry. Personal lines products typically include home, auto, umbrella, motorcycle, flood and recreational insurance. We compete for business on the basis of reputation, client service, product offerings and the ability to tailor our products to the specific needs of a client. There are principally three types of businesses that sell personal lines products:

- *Independent agencies (39% personal lines market share in 2024 according to the Independent Insurance Agents & Brokers of America, Inc.)*. Independent agencies are "independent" of any one Carrier and can offer insurance products from multiple Carriers to their clients. There are approximately 39,000 independent insurance agencies in the United States, according to the 2024 Future One Agency Universe Case Study. Many of the largest insurance agencies, such as Aon plc, Arthur J. Gallagher & Co., Brown & Brown Inc., Marsh & McLennan Companies, Inc. and Willis Towers Watson plc, focus primarily on commercial lines. We believe that we are one of the largest independent insurance agencies focused primarily on personal lines.

- *Captive Agencies (35% personal lines market share in 2024 according to the Independent Insurance Agents & Brokers of America, Inc.).* Captive Agencies sell products for only one Carrier. The Carrier compensates the Captive Agency through sales commissions based on premiums placed on behalf of clients. The Carrier also provides the Captive Agency with operational support including advertising and certain back office functions. The largest Captive Agencies in the United States include Allstate Corporation, State Farm Mutual Automobile Insurance Company and Farmers Group, Inc.

- *Direct distribution (25% personal lines market share in 2024 according to the Independent Insurance Agents & Brokers of America, Inc.)*. Certain Carriers market their products directly to clients. Historically, this strategy has been most effective for targeting clients who require auto insurance only, with clients seeking bundled solutions relying on advice from independent and Captive Agents. The largest Carriers that sell directly to clients include Berkshire Hathaway Inc. (via GEICO Corp.) and Progressive Corporation. Berkshire Hathaway and Progressive also distribute through independent agencies, including GSHD.

Personal lines insurance agents generate revenues through commissions, which are calculated as a percentage of the total insurance premium placed on behalf of clients, and through fees for other related services. Premiums in the personal lines insurance market have grown consistently with underlying insured values and the overall economy.

Personal lines products (2024)



Auto Premiums

- State Farm, 20%
- Progressive, 16%
- Berkshire Hathaway, 12%
- Allstate, 10%
- USAA, 6%
- Other, 37%

Home Premiums

- State Farm, 18%
- Allstate, 9%
- Liberty Mutual, 7%
- USAA, 6%
- Farmers, 6%
- Other, 54%

Personal lines premium trends *($billions)*



Source: S&P Global Market Intelligence and National Association of Insurance Commissioners

Premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. External events, such as terrorist attacks and man-made and natural disasters, may have significant impacts on the insurance market. We use the terms "soft market" and "hard market" to describe the business cycles experienced by the industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents.

Our Competitive strengths

We believe that our competitive strengths include the following:

- *Highly motivated producers in corporate sales.* The agents in corporate sales are fundamentally different than the typical agents in the personal lines industry. The majority of our agents are recent college graduates, whereas 66% of personal lines agents in the industry are over 40 years old, according to Zippia. This gives us a significant advantage both in the short- and long-term. In the short-term, our agents have proven to be especially adept at learning new techniques and mastering new technologies. This has enabled our agents to generate approximately 2.5x as much new business as top performing personal lines agents after three years, according to the 2025 Best Practices Study. Over the long-term, we believe these factors will enable us to avoid the shrinking workforce challenges that many of our competitors face and win an even larger market share from other agencies. According to a 2024 report from Independent Insurance Agents & Brokers of America, Inc., 33% of independent agencies anticipate a change of control within the next five years. We believe an aging industry workforce will create significant disruption in the personal lines distribution industry, and we will be in a position to win displaced clients. Additionally, our corporate sales agents view the success of franchise sales as a potential catalyst to their career trajectories. The support structure that our corporate sales agents provide to our franchise sales agents creates unique career paths in sales management, territory management, and franchise ownership.

- *Franchise sales solves the inherent flaws in the traditional agency model*. We believe that the traditional agency model is flawed for several reasons, including: (1) Captive Agents can only offer clients products from one Carrier, limiting the agents' ability to best serve their clients, (2) agents are typically responsible for handling their own client service and renewals, diminishing the time they can devote to marketing, winning new business and growing their overall Book of Business, (3) agents are often using antiquated and decentralized technology platforms to sell and service their Book of Business, and (4) some Captive Agents do not own their Book of Business, giving them less incentive to win new business. Given the size of the traditional agency market and its inability to adapt to these challenges without introducing significant channel conflict, we believe there is a meaningful opportunity to disrupt the traditional agency marketplace. Agents in franchise sales are able to focus on marketing, winning new business, providing clients with choice by offering products from multiple Carriers, and they own an economic interest in their Book of Business. Furthermore, by removing the service burden, which takes a significant amount of time and energy, we believe our platform provides franchise sales agents with the ability to grow more quickly and manage larger Books of Business than agents working in a traditional agency model. As a result, the Goosehead model has proven to be attractive to high-performing agents who wish to achieve greater professional and financial success.

- *Single technology platform with end-to-end business process management*. Our operations utilize an innovative proprietary cloud-based technology solution customized to suit our needs. Our technology provides our agents with tools to better manage their sales and marketing activities, and our service center operations with real-time 360-degree visibility of client accounts. Additionally, our technology provides agents with data and analytics which allow them to make smarter business decisions. Importantly, our integrated solution allows us to pivot quickly and upgrade our technology offering as market dynamics change. We believe our single, sales-oriented technology platform is differentiated relative to most insurance agency IT environments that utilize disparate accounting-driven agency management vendors and legacy systems across their operations. Our technology platform has been a key enabler of our rapid growth while also driving efficiencies. One of these efficiencies is service expenses. Our 2025 and 2024 service expenses as a percentage of gross commissions were 2.0x and 3.2x lower than the industry best practice according to the 2025 Best Practices Study, which uses 2024 data. Despite our reduced service expense load, we are able to maintain best in class NPS scores and retention.

- *Service centers drive both new and renewal business*. Our service centers handle all of our client service and renewals and have achieved a highly differentiated level of service as indicated by our NPS scores of 77 in 2025 and 89 in 2024. Having such a skilled and fully licensed service team provides three tangible benefits to our business: (1) allowing our agents to focus virtually all of their time on cultivating new Referral Partner relationships and winning new business (instead of preserving existing business), (2) generating strong Client Retention that provides a stable source of highly visible and recurring revenue and (3) providing opportunities to earn additional revenue as our service agents are highly trained in cross-selling and generating referral business. Our service agents typically originate significant amounts of New Business Revenue through cross-sale and referral generation. We believe that our service centers will continue to drive a competitive advantage by supporting our industry-leading productivity and our recruiting efforts. We continue to make the necessary technology, staffing and real estate investments in our service centers to support our planned agent hiring, which we believe will allow us to readily scale and increase market share. Each of our service agents can service, on average, a Book of Business that would take a productive sales agent years to generate.

- *Proven and experienced senior management team*.

  - Our Executive Chairman, Mark E. Jones, co-founded Goosehead in 2003. Prior to his appointment as Executive Chairman in July 2024, Mr. Jones served as Goosehead's Chief Executive Officer and Chairman since the Company's inception. Prior to co-founding Goosehead, Mr. Jones was a Senior

Partner and Director at Bain & Company, a global management consulting firm, where he also served for many years as Global Head of Recruiting. Mr. Jones has received a wide variety of accolades for his leadership accomplishments, including being recognized as one of the Top Rated CEOs from among more than 7,000 companies with less than 1,000 employees on Glassdoor's "Employee's Choice Award" in 2017.

- ◦ Mark Miller serves as the President and Chief Executive Officer for Goosehead. In addition, Mr. Miller has served on the board since March 2018 and previously served as Goosehead's President and Chief Operating Officer since May 2022. For the past 15 years, Mr. Miller has worked for some of the largest private equity firms in the world helping drive large scale financial and operational transformations. Mr. Miller was the Chief Financial Officer of Pluralsight, Finastra, Marketo, and Active Networks (all Vista Equity Partners portfolio companies at the time). He also served as the Chief Financial Officer of Sabre, and L.H.P. Hospital Group. At Sabre, he held multiple operating and finance positions and was instrumental in the company's initial public offering and its subsequent $5 billion privatization transaction.

- ◦ Mark E. Jones, Jr. services as the Chief Financial Officer and Chief Operating Officer for Goosehead. Mr. Jones joined Goosehead in 2016 as Controller, was promoted to Vice President - Finance in 2020, and Chief Financial Officer in 2022. In 2025, Mr. Jones was also appointed to serve as the Company's Chief Operating Officer. Mr. Jones oversees Goosehead's finance, operations, and strategic go-to-market revenue generating functions. Mr. Jones made significant contributions in strengthening the finance function leading up to and following the Company's initial public offering. Mr. Jones also led the development of Goosehead's enterprise sales business and strategic partnerships, the fastest-growing segment in company history. Prior to joining Goosehead, Mr. Jones worked in Ernst & Young's Audit practice, primarily focused on financial services companies.

- ◦ John O'Connor joined Goosehead Insurance in 2022 as General Counsel and, in that role, is responsible for all aspects of the company's legal operations. Prior to joining Goosehead, he spent fifteen years in private practice, including more than a decade with international law firm Weil, Gotshal & Manges, LLP. He most recently served as general counsel for an Austin-based real estate development company. Notably, while in private practice, Mr. O'Connor served as outside counsel for Goosehead and has worked as an advisor to the company since 2019. He holds an undergraduate degree from Loyola Marymount University, a master's degree from Pepperdine University and received his J.D. from Southern Methodist University, where he served as President of the SMU Law Review Association.

Key elements of our growth strategy

Our goal is to achieve long-term returns for our stockholders by establishing ourselves as the premier national distributor of personal lines insurance products. To accomplish this goal, we intend to focus on the following key areas:

- *Continue to expand recruiting in corporate sales*. In order to grow both corporate sales and franchise sales, we must expand our agent count in corporate sales. We have a highly-developed process for recruiting new agents that we have continually refined over the last decade and that has resulted in higher success rates for our corporate sales agents. We plan to continue to expand our recruiting both on college campuses and targeted internet recruiting campaigns as we grow. Our compensation package for sales agents is very competitive in comparison to other professional services and offers attractive long-term compensation opportunities.

- *National penetration of the Franchisees*. As of December 31, 2025, we have operating franchises in 43 states covering over 97% of the total US population. We expect to continue growing our market share within these states as we sign and launch new franchises, and as those franchises ramp up their new business production over the course of 2-3 years. As of December 31, 2025, 9% of our operating franchises had less than one year of tenure. Given the anticipated New Business productivity uplift that comes with more years of experience, and the elevated Royalty Fees on renewal business, we believe our franchise sales category is positioned for strong growth and margin expansion. This growth will be further enhanced by our continued national expansion of franchisees. The pace of our national build-out will be aided by the regulatory approvals, product offering approvals and Carrier relationships we have already established across the continental United States.

Franchise tenure profile



Number of Operating Franchises

- *Continue to develop innovative ways to drive productivity*. We believe that our agents are already among the most efficient personal lines agents in the industry. Compared to the 2025 Best Practices Study, corporate sales agents with more than three years of tenure averaged 2.5x as much New Business Production per Agent (Corporate) as the industry best practice; franchise sales agents with more than three years of tenure averaged 2x as much New Business Production per Agent (Franchise) as the industry best practice. We believe there is opportunity to further expand productivity. We have historically deployed the intellectual capital accumulated in corporate (including sales practices, client relationship management practices, recruiting practices and technology) into franchisees to optimize new business production. We will continue to innovate going forward in an effort to both better serve our clients and expand our platform.

- *Maximize our effectiveness in managing renewal business*. We earn significantly larger Royalty Fees from our Franchisees for renewal business than for new business. Additionally, many of our largest expenses are significantly lower for renewal business, such as compensation costs, risk management costs and client development costs. Critical to converting new business into renewal business is strong Client Retention. Our Client Retention effort is led by our service centers, which had a 2025 NPS score of 77, leading to an 85% Client Retention rate and 90% premium retention rate in 2025. The key to maintaining these NPS scores and Client Retention rates is the consistency of personnel in our service centers. Our consistency in service personnel is due to a combination of the opportunities for professional advancement within the Company and the competitive wages we offer; average compensation for service team employees was over $55,000 in 2025.

- *Continue to invest in technology to drive efficiencies in all areas of our business.* We've made investments in technology to outrun our competitors, and we will continue to find opportunities to utilize technology to widen the gap between us and any nascent competition.

We intend to continue to add productive capacity to our corporate and franchise networks in varied geographies, building new go-to-market motions through enterprise sales and partnerships, and developing new technologies to engage with clients and partners in the ways they find most optimal - be it through agent interaction or digitally direct.

Markets & marketing

We primarily compete in the approximately $533 billion (according to the National Association of Insurance Commissioners Data) U.S. personal lines P&C industry. As a distributor, we compete for business on the basis of reputation, client service, product offerings and the ability to efficiently tailor our products to the specific needs of a client.

Agents in both corporate sales and franchise sales are primarily responsible for acquiring new clients. Agents are encouraged to procure new clients through both relationships with Referral Partners and traditional channels (friends, family, client referrals, inbound inquiries and outbound inquiries), and we give them proprietary tools and technology to leverage our years of experience in successfully executing this go-to-market strategy. Through our enterprise sales component of our corporate team, we help mortgage originators and servicers, real estate professionals, auto, fintech and financial services companies close more business by simplifying the insurance process for their clients – fast accurate quotes from our carrier portfolio with minimal lift. Our integrated tools and responsive agent network ensure clients get timely, tailored coverage aligned with closing timelines or lending requirements.

The Company represents over 200 Carriers, of which 76 provide national coverage. During 2025, two carriers represented more than 10% of total revenue at 19% and 13%.

Franchise agreements

Franchise sales operates under a franchising model and each franchise is governed by a Franchise Agreement. The Franchise Agreements for all existing franchises are substantially similar. We have taken the position that we do not negotiate the terms of our Franchise Agreements in order to maintain uniformity within the system.

Each Franchise Agreement contains one ten-year term with either two optional five-year renewal terms or two optional ten-year renewal terms. The Franchise Agreement may be terminated early if the Franchisee is violating a term of the contract, operating contrary to state law, or violating Goosehead procedures required by the operations manual.

Franchisees are required to pay an Initial Franchise Fee that varies depending on the state in which the franchise will be located. The Initial Franchise Fee, which is non-refundable after training, covers our costs to recruit, train, onboard, and support the Franchisee for the first year. Franchisees are also required to pay a monthly Royalty Fee, which entitles the Franchisee to continue to operate. The Royalty Fee is derived from a percentage of gross commissions on insurance policies in their initial term (20%) and renewal terms (50%). Franchise owners are not entitled to an exclusive territory and may solicit sales from any location within the state in which they operate, subject to certain internal restrictions.

Franchisees who sign a Franchise Agreement after January 1, 2018, are required to pay a minimum monthly Royalty Fee if the Royalty Fee derived from the gross commissions on insurance policies does not exceed a specific amount.

Total operating franchises decreased by 9% to 1,009 in 2025 from 1,103 in 2024, an improvement in franchise turnover compared to the 10% decrease in 2024 from 1,226 in 2023. Franchise sales agent count grew 1% in 2025 compared to 2024. Growing total franchise sales agents is an important growth lever for the business.

Competition

The insurance brokerage business is highly competitive, and numerous firms actively compete with us for customers and insurance markets. Competition in the insurance business is largely based upon innovation, knowledge, terms and conditions of coverage, quality of service, and price. A number of firms and banks with substantially greater resources and market presence compete with us.

Our brokerage operations compete with firms that operate globally or nationally or are strong in a particular region or locality, and may have in that region or locality an office with revenues as large as or larger than those of our corresponding local office. We believe that the primary factors determining our competitive position with other organizations in our industry are the quality of the services we render, the technology we use, the diversity of products we offer, superior human capital, and the overall costs to our clients.

A number of Carriers directly sell insurance, primarily to individuals, and do not pay commissions to third-party agents and brokers. In addition, the Internet continues to be a source for direct placement of personal lines insurance business. While it is difficult to quantify the impact on our business from individuals purchasing insurance over the Internet, we believe this risk is generally isolated to personal lines customers with single-line auto insurance coverage, which represent a small portion of our overall business.

Seasonality

The majority of our new accounts are sourced by referral sources tied to home closing transactions. Major slowdowns in the various housing markets Goosehead serves could impact our ability to generate new business. Additionally, an increase in interest rates may decrease the number of home closing transactions, which could negatively impact our ability to generate new business. We experience seasonality and revenue related to the sale of insurance policies throughout the course of a calendar year that is tied to the seasonality of new home sales. Revenue from home insurance leads is higher from April to August and lower from October through January. While this can impact month-to-month or quarter-to-quarter results, we expect productivity to normalize year-over-year.

Intellectual property

We have registered "Goosehead," "Goosehead Insurance," and our logo as trademarks in the U.S., Mexico, the United Kingdom, the European Union, and Canada. We also have filed other trademark applications in the U.S. and will pursue additional trademark registrations and other intellectual property protection to the extent we believe it would be beneficial and cost effective. We also are the registered holder of a variety of domain names that include "Goosehead" and similar variations.

Regulatory matters

***Franchise regulation*.** Offers and sales of franchises (so-called "pre-sale" franchise activities) are regulated in the United States by the Federal Trade Commission ("FTC") and by certain state laws. The FTC (through its "Franchise Rule") requires franchisors to provide certain disclosures, in the form of a franchise disclosure document ("FDD") to prospective Franchisees. One of the required disclosures is to include in the FDD audited financial statements of the franchisor (Goosehead Insurance Agency, LLC) or, if not the franchisor, an affiliate or parent of the franchisor who guarantees the franchisor's obligations to its Franchisees. In order to include our consolidated financial statements in the FDD, we are required to guarantee Goosehead Insurance Agency, LLC's current and future obligations to its Franchisees. The Franchise Rule does not require a franchisor to register or file an FDD with the FTC before offering franchises. Certain states also have pre-sale franchise or "business opportunity" laws and regulations that require franchisors to register with the state in some manner before that franchisor may offer or sell a franchise in that state, and in some cases to also provide prospective Franchisees with certain additional disclosures as part of the FDD. Some states also have "franchise relationship laws" that address post-sale aspects of the franchisor-franchisee relationship, such as prohibiting enforcement of certain franchise agreement provisions, requiring a certain notice or cure period before terminating a franchise agreement, and defining what constitutes "good cause" for terminating the franchise agreement or denying a transfer or renewal of the agreement. Although we believe that our Franchise Agreements and our relationships with Franchisees generally have complied with franchise relationship laws, a failure to comply with those laws could result in civil liability or the company's inability to enforce a Franchise Agreement, among other things. In addition, while historically our franchising operations have not been materially adversely affected by such laws or regulations, we cannot predict the effect of any future federal or state franchise laws or regulations.

Licensing. We and/or our designated employees must be licensed to act as brokers, intermediaries or third-party administrators by state regulatory authorities in the locations in which we conduct business. Regulations and licensing laws vary by individual state and are often complex.

The applicable licensing laws and regulations in all states are subject to amendment or reinterpretation by regulatory authorities, and such authorities are vested in most cases with relatively broad discretion as to the granting, revocation, suspension, and renewal of licenses. It is our belief that we are in compliance with the applicable licensing laws and regulations of all states in which we currently operate. However, the possibility still exists that we and/or our employees could be excluded or temporarily suspended from carrying on some or all of our activities in, or could otherwise be subjected to penalties by, a particular jurisdiction.

***Agent and broker compensation*.** Some states, such as Texas, permit insurance agents to charge Agency Fees, while other states prohibit this practice. In recent years, several states considered new legislation or regulations regarding the compensation of brokers by Carriers. The proposals ranged in nature from new disclosure requirements to new duties on insurance agents and brokers in dealing with customers.

Rate regulation. Nearly all states have insurance laws requiring personal property and casualty insurers to file rating plans, policy or coverage forms, and other information with the state's regulatory authority. In many cases, such rating plans and/or policy or coverage forms must be approved by the regulatory authority prior to use.

The speed with which an insurer can change rates in response to competition or in response to increasing costs depends, in part, on whether the rating laws are (i) prior approval, (ii) file-and-use, or (iii) use-and-file laws. In states with prior approval laws, the regulator must approve a rate before the insurer may use it. In states with file-and-use laws, the insurer does not have to wait for the regulator's approval to use a rate, but the rate must be filed with the regulatory authority prior to being used. In states with use-and-file laws, the insurer must file rates within a certain period of time after the insurer begins to use them. Under all three types of rating laws, the regulator has the authority to disapprove a rate filing.

While we are not an insurer, and thus not required to file our own rating plans with the state's regulatory authority, our commissions are derived from a percentage of the premium rates set by insurers in conjunction with state law.

Data privacy regulation. We are subject to a variety of increasingly stringent federal, state and local laws, rules and regulations relating to data privacy and cybersecurity, and the regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly. In the United States, numerous federal and state laws, rules and regulations require insurers to protect the security and confidentiality of customer information, to regulate disclosures and disposal of customer information, and to notify customers about their policies and practices relating to the collection, use, retention, security, transfer, disclosure and other processing of customer information and other personal information. The United States Congress, state legislatures, and regulatory authorities have considered and are expected to consider additional laws, rules and regulations relating to data, privacy, cybersecurity and other aspects of customer information, which will likely require us to devote additional significant operational resources and incur additional significant expenses for compliance and may also increase our exposure to risk of claims that we have not complied with all applicable data privacy and cybersecurity laws, rules and regulations.

Human Capital

Our workforce is our most important asset and a key competitive advantage in our industry. Imperative to our continued success, and the primary reason for our decision to go public in 2018, is our ability to attract and retain the most talented individuals available. In May 2025, we hired our first Chief Human Resources Officer (CHRO), reflecting our commitment to aligning our people strategy with our ambitious business goals. The CHRO role focuses on:

- Developing innovative programs to attract, develop and retain top talent.

- Strengthening the high-performance culture with an emphasis on our principles of meritocracy and servant leadership.

- Leveraging advanced technologies and data-driven decision-making to enhance workforce productivity.

- Building on and enhancing Goosehead's human resources infrastructure to support aggressive, long-term growth in personal lines insurance.

We will continue to strive for a one-of-a-kind company culture and offer a competitive compensation and benefits package, which includes health insurance, a 401(k) plan, an Employee Stock Purchase Program, and the potential for option awards. As of December 31, 2025, we had approximately 1.6 thousand full-time and no part-time employees. Our Franchisees are independent businesses, and we do not control the essential terms and conditions of employment for their employees; therefore, neither our Franchisees nor their employees are included in our employee count. We believe that we have a positive relationship with our employees and we conduct regular engagement and outreach with our workforce. None of our employees are represented by a union.

Learning and Development

Goosehead utilizes a training curriculum for all incoming recruits and supports ongoing professional development of our employees. We conduct weekly virtual webinars for both our corporate and franchise agents to provide ongoing training and mentoring. Each week, we highlight a key skill around our products, sales processes, or professional development. We also host week-long onsite training courses at our corporate headquarters.

We regularly reach out to our employees and franchise partners by conducting in-person town halls across various geographic locations in the United States. This feedback loop is extremely valuable and often results in near real-time updates to our operating platform to deliver better service and business processes to our agent network.

Employee Benefits and Compensation

We believe in a holistic and competitive compensation package that includes opportunities for bonuses and equity compensation, as well as access to our stock ownership program. Goosehead employees are also eligible to be awarded incentive stock options under our Omnibus Incentive Plan, which is designed to motivate and reward key employees to perform at the highest level and contribute significantly to our long term success, thereby aligning our employee incentives with the best interests of our shareholders.

Goosehead offers its employees a competitive health benefits package, including medical, dental, and vision insurance, as well as flex and health savings accounts, life insurance, short-term disability insurance, long-term disability insurance, accident insurance, critical illness insurance, a 401(k) retirement savings plan, and an employee stock purchase plan. Under the 401(k), we match participants' contributions, which vest over four years.

Workforce Diversity and Engagement

More than half of Goosehead's employees are women and over one-third of our workforce identify as racially diverse. We are committed to a meritocratic and inclusive culture of growth and advancement that is informed by our Operating Principles.

Goosehead maintains strong Equal Opportunity and Anti-Harassment policies, and we are committed to the principles of openness, empathy, and respect in our workplace. We contracted with a third-party solutions team to encourage and facilitate independent and timely reporting and investigation of alleged policy violations. Goosehead does not tolerate any form of discipline, reprisal, threats, intimidation, or other retaliatory conduct against an employee for making a good faith complaint of a perceived incident of discrimination or harassment or for cooperating in an investigation by the company or any federal, state, or local agency of such a complaint.

Operating principles

Our company is grounded in a set of operating principles, which each member of the Company is expected to uphold. These values are at the very center of what makes our company unique, defines our dynamic culture, and enables us to build a truly world class business. It has resulted in a workforce that is highly energized and motivated and a work environment that is meritorious, respectful, diverse and inclusive. Our operating principles and values are articulated below.

- Uncompromising integrity in all we do
- Deliver the WOW!
- Support the team
- Respect Company confidentiality – clients, third parties, staff
- Be at cause
- Pull more than your own weight
- Honest, open and direct communications
- Presume trust
- Work hard – we are building a great company; it will take great effort
- Meritocracy and pay for performance
- Our clients and our people are our assets – treat them as such
- Exceptional service always
- Respect and fairness
- Look for opportunities to create value for our company – your ideas are important
- Highest quality and service in the industry
- THINK BIG

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics policy that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The full text of our code of business conduct and ethics policy is available on our website at https://ir.gooseheadinsurance.com/governance/documents-and-charters. Any waiver of the code for directors or executive officers may be made only by our Board of Directors or a board committee to which the board has delegated that authority and will be promptly disclosed to our shareholders as required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Global Select Market. Amendments to the code must be approved by our Board of Directors and will be promptly disclosed (other than technical, administrative, or non-substantive changes). Any amendments to the code, or any waivers of its requirements for which disclosure is required, will be disclosed on our website.

Available Information

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are filed with the Securities and Exchange Commission (the "SEC"). We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements, and other information with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at ir.gooseheadinsurance.com when such reports are made available on the SEC's website. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Item 1A. Risk factors

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this Annual Report on Form 10-K, before making an investment in our Class A common stock. If any of the following risks actually occur, our business, financial condition and results of operations may be materially adversely affected. In such an event, the trading price of our Class A common stock could decline, and you could lose part or all of your investment.

Summary of principal risk factors

Risks relating to our business

- An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

- Changes in prevailing interest rates or U.S. monetary policies that affect interest rates could adversely affect our ability to generate new business.

- Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.

- Because the revenue we earn on the sale of certain insurance products is based on premiums and commission rates set by Carriers, any decreases in these premiums or commission rates, or actions by Carriers seeking repayment of commissions, could result in revenue decreases or expenses to us.

- Contingent Commissions we receive from Carriers are less predictable than standard commissions, and any decrease in the amount of the commissions we receive could adversely affect our results of operations.

- Conditions impacting Carriers or other parties with whom we do business may impact us.

- Competition in our industry is intense and if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

- Our business is dependent upon information processing systems and facilities. Security breaches, cyberattacks or other similar incidents with respect to our or our third-party service providers' or vendors' information processing systems or facilities may damage our reputation and negatively impact client retention and carrier, franchise, and Referral Partner relationships.

- Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

- If we are unable to effectively apply technology and related tools to drive value for our clients or gain internal efficiencies and effective internal controls, our operating results, client relationships, growth, and compliance programs could be adversely affected.

- Damage to our reputation could have a material adverse effect on our business.

- Increasing scrutiny and changing expectations from investors, clients, and our employees with respect to our corporate responsibility and stakeholder interest practices may impose additional costs on us or expose us to new or additional risks.

- Our inability to retain or hire qualified employees, as well as the loss of any of our executive officers, could negatively impact our ability to retain existing business and generate new business.

- The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.

- Non-compliance with or changes in laws, regulations, or licensing requirements applicable to us could restrict our ability to conduct our business.

- Changes in our accounting estimates and assumptions could negatively affect our financial position and operating results.

- We derive a significant portion of our commission revenues from a limited number of Carriers, the loss of which would result in additional expense and loss of market share.

- Our business may be harmed if we lose our relationships with Carriers, fail to maintain good relationships with Carriers, become dependent upon a limited number of Carriers, or fail to develop new Carrier relationships

- The failure by Mark Jones and Robyn Jones to maintain either a minimum voting interest in us or the ability to elect or designate for election at least a majority of our board of directors could trigger a change of control default under our Credit Agreement.

- We may require additional debt financing in the future, which may not be available or may be available only on unfavorable terms.

Risks relating to our franchise business

- The failure to attract and retain highly qualified Franchisees could compromise our ability to expand the Goosehead network.

- Our financial results are affected directly by the operating results of Franchisees and agents, over whom we do not have direct control.

- Our Franchisees and agents could take actions that could harm our business.

- Failure to support our expanding franchise system could have a material adverse effect on our business, financial condition, or results of operations.

- Our franchising activities are subject to a variety of state and federal laws and regulations regarding franchises, and any failure to comply with such existing or future laws and regulations could adversely affect our business.

- We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

Risks relating to intellectual property, data privacy, and cybersecurity

- Infringement, misappropriation, or other violation of our intellectual property and other proprietary rights by third parties could harm our business.

- Failure to obtain, maintain, protect, defend, or enforce our intellectual property and other proprietary rights, or allegations that we have infringed, misappropriated, or otherwise violated the intellectual property and other proprietary rights of others, could harm our reputation, ability to compete effectively, financial condition, and business.

- Improper disclosure of confidential, personal or proprietary information, whether due to human error, misuse of information by employees or vendors, or as a result of security breaches, cyberattacks or other similar incidents with respect to our or our service providers' or our vendors' systems, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

Risks relating to our organizational structure

- We are a holding company and our principal asset is our 67% ownership interest in Goosehead Financial, LLC, and we are accordingly dependent upon distributions from Goosehead Financial, LLC to pay dividends, if any, taxes, make payments under the tax receivable agreement, and pay other expenses.

- In certain circumstances, Goosehead Financial, LLC will be required to make distributions to us and the other holders of LLC Units, and the distributions that Goosehead Financial, LLC will be required to make may be substantial.

- We have Pre-IPO LLC Members who own a significant portion of our common stock and whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

Risks relating to ownership of our Class A common stock

- Future sales, or the possibility of future sales, of a substantial number of our shares of Class A common stock could adversely affect the price of our shares of Class A common stock.

- We may not be able to successfully maintain effective internal controls over financial reporting.

- We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above your investment price.

Risks relating to our business.

An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.

Factors, such as business revenue, economic conditions, including adverse conditions resulting from uncertainty concerning government shutdowns, debt ceilings or funding, the volatility and strength of the capital markets, increased rates of inflation, uncertain levels of interest rates, and public health emergencies can affect the business and economic environment. For example, in 2025, the global economic environment was characterized by international trade uncertainty, inflationary pressures, sustained elevated interest rates, weak housing markets, natural disasters and extreme weather events, recessionary fears, and geopolitical uncertainty regarding the ongoing conflict in Ukraine, tensions across the Taiwan Strait, and hostilities in the Middle East and their impact on global security and markets.

The economic activity that impacts property and casualty insurance is most closely correlated with employment levels, corporate revenue, and asset values. In addition, an increase in client preference for car- and ride-sharing services, as opposed to automobile ownership, may result in a long-term reduction in the number of vehicles per capita, and consequently the automobile insurance industry. Downward fluctuations in the year-over-year insurance premium charged by insurers to protect against the same risk, referred to in the industry as softening of the insurance market, could adversely affect our business as a significant portion of the earnings are determined as a percentage of premium charged to our clients. Insolvencies and consolidations associated with an economic downturn, especially insolvencies in the insurance industry, could adversely affect our brokerage business through the loss of clients by hampering our ability to place insurance business. Also, some of our clients may experience liquidity problems or other financial difficulties in the event of a prolonged deterioration in the economy, which could have an adverse effect on our collectability of receivables or our clients may have less need for insurance coverage, cancel existing insurance policies, modify their coverage, or not renew the policies they hold with us. In addition, error and omission claims against us, which we refer to as E&O claims, may increase in economic downturns, also adversely affecting our brokerage business. A decline in economic activity could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, a significant portion of our operating expenses refers to employee compensation and benefits, which are sensitive to inflation. To maintain our ability to successfully compete for the best talent, rising inflation rates may require us to provide compensation increases beyond historical increases, which may significantly increase our compensation costs. Consequently, inflation is expected to increase our operating expenses over time and may adversely impact our results of operating cash flow.

Moreover, during inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense if we decide to refinance our existing long-term borrowings, in particular the Credit Agreement, or incur any additional indebtedness. Additionally, this may impact the market for new homes, which could adversely impact our leadflow of new home purchase clients. Conversely, lower levels of inflation in the future may reduce our revenue growth by slowing the increase in insurable asset values.

Changes in prevailing interest rates or U.S. monetary policies that affect interest rates could adversely affect our ability to generate new business.

The demand for property and casualty insurance generally rises as the overall level of household income increases, and generally falls as household income decreases, affecting both the commissions and fees generated by our business. The majority of our new accounts are sourced by referral sources tied to home closing transactions. Major slowdowns in the various housing markets Goosehead serves, including as a result of changes in prevailing interest rates or U.S. monetary policies that affect interest rates, could adversely impact our ability to generate new business.

Volatility or declines in premiums or other adverse trends in the insurance industry may seriously undermine our profitability.

We derive most of our revenue from commissions and fees for our brokerage services. We do not determine the insurance premiums on which our commissions are generally based. Moreover, insurance premiums are cyclical in nature and may vary widely based on market conditions. Because of market cycles for insurance product pricing, which we cannot predict or control, our brokerage revenues and profitability can be volatile or remain depressed for significant periods of time. In addition, there have been and may continue to be (including as a result of substantial increases in insurance premiums) various trends in the insurance industry toward alternative insurance markets including, among other things, greater levels of self-insurance, captives, rent-a-captives, risk retention groups, and non-insurance capital markets-based solutions to traditional insurance. Our ability to generate premium-based commission revenue may also be challenged by the growing desire of some clients to compensate brokers based upon flat fees rather than a percentage of premium. This could negatively impact us because fees are generally not indexed for inflation and might not increase with premiums as commissions do or with the level of service provided.

As traditional risk-bearing Carriers continue to outsource the production of premium revenue to non-affiliated brokers or agents such as us, those Carriers may seek to further minimize their expenses by reducing the commission rates payable to insurance agents or brokers. The reduction of these commission rates, along with general volatility and/or declines in premiums, may significantly affect our profitability. Because we do not determine the timing or extent of premium pricing changes, it is difficult to precisely forecast our commission revenues, including whether they will significantly decline. As a result, we may have to adjust our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments, and other expenditures to account for unexpected changes in revenues, and any decreases in premium rates may adversely affect our business, financial condition, and results of operations.

Because the revenue we earn on the sale of certain insurance products is based on premiums and commission rates set by Carriers, any decreases in these premiums or commission rates, or actions by Carriers seeking repayment of commissions, could result in revenue decreases or expenses to us.

We derive revenue from commissions on the sale of insurance products that are paid by the Carriers from whom our clients purchase insurance. Because payments for the sale of insurance products are processed internally by Carriers, we may not receive a payment that is otherwise expected in any particular period until after the end of that period, which can adversely affect our ability to budget for significant future expenditures. Additionally, Carriers or their affiliates may under certain circumstances seek the chargeback or repayment of commissions as a result of policy lapse, surrender, cancellation, rescission, default, or upon other specified circumstances. As a result of the chargeback or repayment of commissions, we may incur an expense in a particular period related to revenue previously recognized in a prior period and reflected in our consolidated financial statements. Such an expense could have a material adverse effect on our results of operations and financial condition, particularly if the expense is greater than the amount of related revenue retained by us.

The commission rates are set by Carriers and are based on the premiums that the Carriers charge. The potential for changes in premium rates is significant, due to pricing cyclicality in the insurance market. In addition, the insurance industry has been characterized by periods of intense price competition due to excessive underwriting capacity and periods of favorable premium levels due to shortages of capacity. Capacity could also be reduced by Carriers failing or withdrawing from writing certain coverages that we offer our customers. Commission rates and premiums can change based on prevailing legislative, economic and competitive factors that affect Carriers. These factors, which are not within our control, include the capacity of Carriers to place new business, underwriting and non-underwriting profits of Carriers, client demand for insurance products, the availability of comparable products from other Carriers at a lower cost, and the availability of alternative insurance products, such as government benefits and self-insurance products, to clients. We cannot predict the timing or extent of future changes in commission rates or premiums or the effect any of these changes will have on our business, financial condition, and results of operations.

Contingent Commissions we receive from Carriers are less predictable than standard commissions, and any decrease in the amount of the commissions we receive could adversely affect our results of operations.

A portion of our revenues consists of Contingent Commissions we receive from Carriers. Contingent Commissions are paid by Carriers based upon the profitability, volume, and/or growth of the business placed with such companies during the prior year. If, due to the current economic environment or for any other reason, we are unable to meet Carriers' profitability, volume or growth thresholds, or Carriers increase their estimate of loss reserves (over which we have no control), actual Contingent Commissions we receive could be less than anticipated, which could adversely affect our business, financial condition and results of operations.

Our business is subject to risks related to legal proceedings and governmental inquiries.

We are subject to litigation, regulatory investigations, and claims arising in the normal course of our business operations. The risks associated with these matters often may be difficult to assess or quantify and the existence and magnitude of potential claims often remain unknown for substantial periods of time. While we have insurance coverage for some of these potential claims, others may not be covered by insurance, insurers may dispute coverage, or any ultimate liabilities may exceed our coverage.

We may be subject to actions and claims relating to the sale of insurance, including the suitability of such products and services. Actions and claims may result in the rescission of such sales; consequently, Carriers may seek to recoup commissions paid to us, which may lead to legal action against us. The outcome of such actions cannot be predicted, and such claims or actions could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to laws and regulations, as well as regulatory investigations. The insurance industry has been subject to a significant level of scrutiny by various regulatory bodies, including state attorneys general and insurance departments, concerning certain practices within the insurance industry. These practices include, without limitation, the receipt of Contingent Commissions by insurance brokers and agents from Carriers and the extent to which such compensation has been disclosed, the collection of Agency Fees, bid rigging, and related matters. From time to time, our subsidiaries received informational requests from governmental authorities. We have cooperated and will continue to cooperate fully with all governmental agencies.

There have been a number of revisions to existing, or proposals to modify or enact new, laws and regulations regarding insurance agents and brokers. These actions have imposed or could impose additional obligations on us with respect to our products sold. Some Carriers have agreed with regulatory authorities to end the payment of Contingent Commissions on insurance products, which could impact our commissions that are based on the volume, consistency and profitability of business generated by us.

We cannot predict the impact that any new laws, rules, or regulations may have on our business and financial results. Given the current regulatory environment and the number of our subsidiaries operating in local markets throughout the country, it is possible that we will become subject to further governmental inquiries and subpoenas and have lawsuits filed against us. Regulators may raise issues during investigations, examinations, or audits that could, if determined adversely, have a material impact on us. The interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact. We could also be materially adversely affected by any new industry-wide regulations or practices that may result from these proceedings.

Our involvement in any investigations and lawsuits would cause us to incur additional legal and other costs and, if we were found to have violated any laws, we could be required to pay fines, damages, and other costs, perhaps in material amounts. Regardless of final costs, these matters could have a material adverse effect on us by exposing us to negative publicity, reputational damage, harm to client relationships, or diversion of personnel and management resources.

Conditions impacting Carriers or other parties that we do business with may impact us.

We have a significant amount of accounts receivable from Carriers with which we place insurance. If those Carriers were to experience liquidity problems or other financial difficulties, we could encounter delays or defaults in payments owed to us, which could have a significant adverse impact on our financial condition and results of operations. The potential for an insurer to cease writing insurance we offer our clients could negatively impact overall capacity in the industry, which in turn could have the effect of reduced placement of certain lines and types of insurance and reduced revenue and profitability for us. In addition, the recent wildfires in Southern California and hurricanes in Florida, or similar events in the future, could materially affect Carriers and could result in a diminished Carrier capacity, making it more difficult for our agents to place business. Questions about a Carrier's perceived stability or financial strength may contribute to such insurers' strategic decisions to focus on certain lines of insurance to the detriment of others. The failure of a Carrier with which we place insurance could result in E&O claims against us by our clients, and the failure of our Carriers could make the E&O insurance we rely upon cost prohibitive or unavailable, which could have a significant adverse impact on our financial condition and results of operations. In addition, if any of our Carriers merge or if one of our large Carriers fails or withdraws from offering certain lines of insurance, overall risk-taking capital capacity could be negatively affected, which could reduce our ability to place certain lines of insurance and, as a result, reduce our commissions and fees and profitability. Such failures or insurance withdrawals on the part of our Carriers could occur for any number of reasons, including large unexpected payouts related to climate change or other emerging risk areas.

Competition in our industry is intense and, if we are unable to compete effectively, we may lose clients and our financial results may be negatively affected.

The business of providing insurance products and services is highly competitive and we expect competition to intensify. We compete for clients on the basis of reputation, client service, program and product offerings, and our ability to tailor products and services to meet the specific needs of a client.

We actively compete with numerous integrated financial services organizations as well as Carriers and brokers, producer groups, individual insurance agents, investment management firms, independent financial planners, and broker-dealers. Competition may reduce the fees that we can obtain for services provided, which would have an adverse effect on revenue and margins. Many of our competitors have greater financial and marketing resources than we do and may be able to offer products and services that we do not currently offer and may not offer in the future. The financial services industry may experience further consolidation, and we therefore may experience increased competition from Carriers and the financial services industry, as a growing number of larger financial institutions increasingly, and aggressively, offer a wider variety of financial services, including insurance intermediary services. In addition, a number of Carriers are engaged in the direct sale of insurance, primarily to individuals, and do not pay commissions to brokers or other market intermediaries. Furthermore, we compete with various other companies that provide risk-related services or alternatives to traditional insurance services, including Insurtech start-up companies, which are focused on using technology and innovation, including artificial intelligence, machine learning, digital platforms, data analytics, robotics, and blockchain, to simplify and improve the client experience, increase efficiencies, alter business models, and effect other potentially disruptive changes in the industries in which we operate.

In addition, in recent years, private equity sponsors have invested tens of billions of dollars into the insurance sector, transforming existing players and creating new ones to compete with large brokers. These new competitors, alliances among competitors, or mergers of competitors could emerge and gain significant market share, and some of our competitors may have or may develop a lower cost structure, adopt more aggressive pricing policies, or provide services that gain greater market acceptance than the services that we offer or develop. Competitors may be able to respond to the need for technological changes and innovate faster, or price their services more aggressively. They may also compete for skilled professionals, finance acquisitions, fund internal growth, and compete for market share more effectively than we do. To respond to increased competition and pricing pressure, we may have to lower the cost of our services or decrease the level of service provided to clients, which could have an adverse effect on our business, financial condition, and results of operations.

Similarly, any increase in competition due to new legislative or industry developments could adversely affect us. These developments include:

- Increased capital-raising by Carriers, which could result in new capital in the industry, which in turn may lead to lower insurance premiums and commissions;

- Carriers selling insurance directly to insureds without the involvement of a broker or other intermediary;

- Changes in our business compensation model as a result of regulatory developments;

- Federal and state governments establishing programs to provide property insurance in catastrophe-prone areas or other alternative market types of coverage, that compete with, or completely replace, insurance products offered by Carriers;

- Climate-change regulation in the U.S. and around the world moving us toward a low-carbon economy, which could create new competitive pressures around innovative insurance solutions; and

- Increased competition from new market participants such as banks, accounting firms, consulting firms, and Internet or other technology firms offering risk management or insurance brokerage services, or new distribution channels for insurance such as payroll firms.

New competition as a result of these or other competitive or industry developments could cause the demand for our products and services to decrease, which could in turn adversely affect our business, financial condition, and results of operations.

Our business, financial condition, and results of operations may be negatively affected by E&O claims.

We have significant insurance agency and brokerage operations and are subject to claims and litigation in the ordinary course of business resulting from alleged and actual errors and omissions in placing insurance and rendering coverage advice. These activities involve substantial amounts of money. Since E&O claims against us may allege our liability for all or part of the amounts in question, claimants may seek large damage awards. These claims can involve significant defense costs. Errors and omissions could include failure, whether negligently or intentionally, to place coverage on behalf of clients, to provide Carriers with complete and accurate information relating to the risks being insured, or to appropriately apply funds that we hold on a fiduciary basis. It is not always possible to prevent or detect errors and omissions, and the precautions we take may not be effective in all cases.

We have errors and omissions insurance coverage to protect against the risk of liability resulting from our alleged and actual errors and omissions. Prices for this insurance and the scope and limits of the coverage terms available are dependent on our claims history as well as market conditions that are outside of our control. While we endeavor to purchase coverage that is appropriate to our assessment of our risk, we are unable to predict with certainty the frequency, nature, or magnitude of claims for direct or consequential damages or whether our errors and omissions insurance will cover such claims.

In establishing liabilities for E&O claims, we utilize case level reviews by inside and outside counsel and an internal analysis to estimate potential losses. The liability is reviewed annually and adjusted as developments warrant. Given the unpredictability of E&O claims and of litigation that could flow from them, it is possible that an adverse outcome in a particular matter could have a material adverse effect on our results of operations, financial condition, or cash flow in a given quarterly or annual period.

Our business is dependent upon information processing systems and facilities. Security breaches, cyberattacks, or other similar incidents with respect to our or our third-party service providers' or vendors' information processing systems or facilities may damage our reputation and negatively impact client retention and carrier, franchise, and Referral Partner relationships.

Our ability to provide insurance services to clients and to create and maintain comprehensive tracking and reporting of client accounts depends on our capacity to store, retrieve, transmit, and otherwise process data, manage significant databases and data hygiene, and expand and periodically upgrade our information processing capabilities. As our operations evolve, we will need to continue to make investments in new and enhanced information systems and facilities. As our information system providers revise and upgrade their hardware, software, and equipment technology, we may encounter difficulties in integrating these new technologies into our business. Interruption or loss of our information processing capabilities or adverse consequences from implementing new or enhanced systems and facilities could have a material adverse effect on our business, financial condition, and results of operations.

In the course of providing financial services, we may electronically store, retrieve, transmit, or otherwise process personal information (including sensitive personal information), such as social security numbers or credit card or bank information, of clients or employees of clients. Security breaches, cyberattacks, or other similar incidents, including infiltration by unauthorized persons of our network security, could cause interruptions in operations and damage to our reputation, among other adverse impacts. While we maintain policies, procedures and technological safeguards designed to protect the security and privacy of this information, we cannot entirely eliminate the risk of security breaches, cyberattacks, or other similar incidents, including improper access to or disclosure of personal information, nor the related costs we incur to mitigate the consequences from such events. Techniques used to obtain unauthorized access or to sabotage systems and facilities change frequently. For example, such attackers have used artificial intelligence to launch more targeted, automated, and coordinated attacks against targets. Data privacy and cybersecurity laws, rules, and regulations are matters of growing public concern and are continuously changing in the states in which we operate. The failure to adhere to or successfully implement procedures to respond to these laws, rules, and regulations could result in legal liability or impairment to our reputation.

Further, despite security measures taken by us and our third-party service providers and vendors, our systems and facilities and those of our third-party service providers and vendors have been, and may in the future be vulnerable to security breaches, cyberattacks, and other similar incidents. Additionally, we or our third-party service providers and vendors may face additional strain on our or their systems and facilities due to aging or end-of-life technology that we or they have not yet updated or replaced. In the event our systems or facilities, or those of our third-party service providers and vendors, are infiltrated or damaged, we and our clients could experience, data loss, litigation, reputational harm, regulatory action, financial loss and significant business interruption, which may lead to a material adverse effect on our business, financial condition and results of operations. We may be required to expend significant additional resources to modify protective measures, to investigate and remediate vulnerabilities or other exposures, or to make required notifications.

We rely on the availability and performance of information technology services and systems provided by third parties.

While we maintain some of our critical information technology systems, we are also dependent on third-party service providers and vendors, including Salesforce.com, to provide important information technology services and systems relating to, among other things, agency management services, sales and service support, electronic communications, and certain finance functions. If the service providers and vendors to which we outsource these functions do not perform effectively, we may not be able to achieve the expected cost savings and may have to incur additional costs to correct errors made by such service providers and vendors. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property through a security breach, or the loss of confidential proprietary or personal data (including sensitive personal data) through a security breach, or otherwise. While we or our third-party service providers or vendors have not experienced any significant disruption, failure, or breach impacting our or their information technology systems, any such disruption, failure, or breach could adversely affect our business, financial condition, reputation, and results of operations. Any contractual protections we may have from our third-party service providers and vendors may not be sufficient to adequately protect us from any liabilities or losses, and we may be unable to enforce any such contractual protections. Moreover, while we generally perform cybersecurity due diligence on our key service providers and vendors, because we do not control our service providers and vendors and our ability to monitor their cybersecurity is limited, we cannot ensure the cybersecurity measures they take will be sufficient to protect any information we share with them. Due to applicable laws, regulations, rules, industry standards or contractual obligations, we may be held responsible for security breaches, cyberattacks or other similar incidents attributed to our service providers and vendors as they relate to the information we share with them. This could cause harm to our reputation, create legal exposure, or subject us to liability under applicable laws, regulations, rules, industry standards, and contracts, resulting in increased costs or loss of revenue.

Our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability.

Our operations are dependent upon our ability to protect our personnel, offices, and technology infrastructure against damage from business continuity events that could have a significant disruptive effect on our operations. Should we experience a local or regional disaster or other business continuity problem, such as an earthquake, hurricane, terrorist attack, public health crises such as the COVID-19 pandemic, protest or riot, security breach, cyberattack or other similar incident, power loss, telecommunications failure, or other natural or man-made disaster, our continued success will depend, in part, on the availability of personnel, office facilities, and the proper functioning of computer, telecommunication and other related systems and operations. In events like these, while our operational size, the multiple locations from which we operate, and our existing backup systems provide us with some degree of flexibility, we still can experience near-term operational challenges in particular areas of our operations. We could potentially lose key executives, personnel, or client data or experience material adverse interruptions to our operations or delivery of services to clients in a disaster recovery scenario. We may experience additional disruption due to system upgrades, outages, or an increase in remote work. Our inability to successfully recover should we experience a disaster or other business continuity problem, could materially interrupt our business operations and cause material financial loss, loss of human capital, regulatory actions, reputational harm, damaged client relationships, or legal liability. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate or may not continue to be available at commercially reasonable rates and terms.

We utilize artificial intelligence, which could expose us to liability or adversely affect our business.

We utilize artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze, or generate data or other materials or content (collectively, "AI") in connection with our business. There are significant risks involved in utilizing AI and no assurance can be provided that our use of such AI will enhance our products or services or produce the intended results. For example, the data and algorithms on which AI relies, as well as the output generated by AI, may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable; AI has been known to produce false or "hallucinatory" inferences or outputs; AI can present ethical issues and may subject us to new or heightened legal, regulatory, ethical, operational, reputational, or other challenges; the use of AI has resulted in, and may in the future result in, security breaches, cyberattacks and other similar incidents; and inappropriate or controversial data practices by developers and end-users, or other factors adversely affecting public opinion of AI, could impair the acceptance of AI solutions, including those incorporated in our products and services. Additionally, if any of our employees, service providers or vendors use any third-party AI-powered tools in connection with our business or the services they provide to us, it may lead to the inadvertent disclosure of our confidential information into publicly available or other third-party training sets, which may impact our ability to realize the benefit of our confidential information. Further, any output generated by us using AI may not be subject to copyright protection which may adversely affect our intellectual property rights in, or ability to commercialize or use, any such output. If the AI tools that we use are deficient, inaccurate, or controversial, we could incur operational inefficiencies, competitive harm, legal liability, brand or reputation harm, or other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or the output of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy, or other rights, or contracts to which we are a party.

In addition, regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on these powerful emerging technologies and as they remain the object of intense geostrategic competition. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and cybersecurity, client protection, trade and export controls, competition, and equal opportunity laws and regulations, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, their platform moderation, data privacy, and cybersecurity laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions.

Furthermore, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational, or technological risks that may arise relating to the use of AI.

If we are unable to effectively apply technology and related tools to drive value for our clients or gain internal efficiencies and effective internal controls, our operating results, client relationships, growth, and compliance programs could be adversely affected.

Our future success depends, in part, on our ability to anticipate and respond effectively to the threat of, and the opportunity presented by, digital disruption and other technology change. These may include new applications or insurance-related services based on AI, machine learning, robotics, blockchain, or new approaches to data mining. We may be exposed to competitive risks related to the adoption and application of new technologies by established market participants (for example, through disintermediation) or new entrants such as technology companies, Insurtech start-up companies, and others. We must also develop and implement technology solutions and technical expertise among our employees that anticipate and keep pace with rapid and continuing changes in technology, industry standards, client preferences, and internal control standards. We may not be successful in anticipating or responding to these developments on a timely and cost-effective basis, and our ideas may not be accepted in the marketplace. Additionally, the effort to gain technological expertise and develop new technologies in our business requires us to incur significant expenses. Our technological development projects may also not deliver the benefits we expect once they are completed or may be replaced or become obsolete more quickly than expected, which could result in the accelerated recognition of expenses. If we cannot offer new technologies as quickly as our competitors, or if our competitors develop more cost-effective technologies or product offerings, we could experience a material adverse effect on our operating results, client relationships, growth, and compliance programs.

In some cases, we depend on key vendors and partners to provide technology and other support for our strategic initiatives, such as the Salesforce.com platform. If these third parties fail to perform their obligations or cease to work with us, our ability to execute on our strategic initiatives could be adversely affected.

Damage to our reputation could have a material adverse effect on our business.

Our reputation is one of our key assets. We advise our clients on and provide services related to a wide range of subjects, and our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. If a client is not satisfied with our services, it could cause us to incur additional costs and impair profitability or lose the client relationship altogether, which may negatively impact other clients' perception regarding us. Our success is also dependent on maintaining a good reputation with existing and potential employees, investors, regulators, and the communities in which we operate. Negative perceptions or publicity regarding these or other matters, including our association with clients or business partners who themselves have a damaged reputation, or from actual or alleged conduct by us or our employees, could damage our reputation. Any resulting erosion of trust and confidence among existing and potential clients, regulators and other parties important to the success of our business could make it difficult for us to attract new clients and maintain existing ones, which could have a material adverse effect on our business, financial condition, and results of operations.

Increasing scrutiny and changing expectations from investors, clients, and our employees with respect to our corporate responsibility and stakeholder interest practices may impose additional costs on us or expose us to new or additional risks.

There is increased focus, including from governmental organizations, investors, employees, and clients, on corporate responsibility and stakeholder interest issues such as environmental stewardship, climate change, diversity and workplace inclusion, pay equity, racial justice, workplace conduct, and cybersecurity and data privacy. There can be no certainty that we will manage such issues successfully, or that we will successfully meet society's expectations as to our proper role. Negative public perception, adverse publicity, or negative comments in social media, including as a result of actions taken by companies we acquire before acquisition, could damage our reputation or harm our relationships with regulators and the communities in which we operate if we do not, or are not perceived to, adequately address these issues. Any harm to our reputation could impact employee engagement and retention and the willingness of clients and Carriers to do business with us. In addition, there exists certain negative sentiment about some individuals and government institutions related to corporate responsibility and stakeholder interests, and we may also face scrutiny, reputational risk, lawsuits, or market access restrictions from these parties regarding these initiatives.

In 2024, we released a report on our corporate responsibility and stakeholder interest activities that incorporates the guidelines of the Sustainability Accounting Standards Board (SASB) and our own assessments and priorities. We expect to continue to make similar disclosures in the future. It is possible that stakeholders may not be satisfied with our corporate responsibility and stakeholder interest practices or the speed of their adoption. Actual or perceived shortcomings with respect to such initiatives and reporting could negatively impact our business. We could also incur additional costs and require additional resources to monitor, report, and comply with various corporate responsibility and stakeholder interest practices.

In addition, a variety of organizations have developed ratings to measure the performance of companies on topics of corporate responsibility or stakeholder interests, and the results of these assessments are widely publicized. Investments in funds that specialize in companies that perform well in such assessments remain popular, and major institutional investors have publicly emphasized the importance of such measures to their investment decisions. Unfavorable ratings of our company or our industry, as well as omission of inclusion of our stock into investment funds oriented toward various corporate responsibility and stakeholder interests may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price.

Climate risks, including the risk of an economic crisis, risks associated with the physical effects of climate change and disruptions caused by the transition to a low-carbon economy, could adversely affect our business, results of operations, and financial condition.

Concerns regarding the effects of climate change on the global environment have led governmental bodies to adopt laws and regulations aimed at reducing greenhouse gas emissions and other measures to mitigate the impact of climate change. As a result, the global business community has increased its political and social awareness surrounding the issue. At various times, the U.S. Congress, state legislatures, and federal and state regulatory agencies have adopted or proposed legal requirements and other initiatives to combat climate change. Climate change legislation or regulation could cause us to incur increased costs and capital expenditures to comply, which may impact our financial condition and operating performance.

In addition, the U.S. Federal Reserve has in the past identified climate change as a potential risk to the stability of the financial system. It also reported that a gradual change in investor sentiment regarding climate risk introduces the possibility of abrupt tipping points or significant swings in sentiment, which could create unpredictable follow-on effects in financial markets. If this occurred, not only would we be negatively impacted by the general economic decline, but a drop in the stock market affecting our stock price could negatively impact our ability to grow through mergers and acquisitions financed using our common stock.

Moreover, if our Carriers fail or withdraw from offering certain lines of coverage because of large payouts related to climate change, overall risk-taking capital capacity could be negatively affected, which could reduce our ability to place certain lines of coverage and, as a result, reduce our revenues and profitability.

Furthermore, climate change may pose physical risks to our business, since it may exacerbate the frequency and intensity of unfavorable weather conditions, such as fires, hurricanes, tornadoes, drought, water shortages, rainfall, and unseasonal warmth. Overall, climate change, its effects, and the resulting unknown impact could have a material adverse effect on our financial condition and results of operations.

Our inability to retain or hire qualified employees, as well as the loss of any of our executive officers, could negatively impact our ability to retain existing business and generate new business.

Our success depends on our ability to attract and retain skilled and experienced personnel. There is significant competition from within the insurance industry and from businesses outside the industry for exceptional employees, especially in key positions. Our competitors may be able to offer a work environment with higher compensation or more opportunities than we can. Any new personnel we hire may not be or become as productive as we expect, as we may face challenges adapting them to our Operating Principles or adequately or appropriately integrating them into our workforce culture. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We can make no assurances that qualified employees will continue to be employed or that we will be able to attract and retain qualified personnel in the future. If we are not able to successfully attract, retain and motivate our employees, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new employees, or inadequate resources to train, integrate, and retain qualified employees, our business, financial condition, results of operations and reputation could be materially and adversely affected.

If any of our key professionals were to join an existing competitor or form a competing company, some of our customers could choose to use the services of that competitor instead of our services. Our key personnel are currently prohibited by contract from soliciting our employees and customers and from competing in our industry in the vicinity of the Company office at which such key personnel member was employed for a period of two years following separation from employment with us. However, there can be no assurance that we will be successful in enforcing these contracts. In addition, in the past, the FTC voted to publish a proposed rule that, if given effect, would impose a near-complete ban on employers offering, entering, and maintaining non-compete agreements with their workers, by defining such arrangements as per se methods of unfair competition. Although such rule was ultimately abandoned by the FTC, there can be no assurance that a similar rule is not introduced in the future. Any such or similar rule could have a material adverse effect on our ability to retain key personnel and existing business, and on our ability to generate new business.

In addition, we could be adversely affected if we fail to adequately plan for the succession of our senior leaders, including our founders, executives, and key personnel. We currently do not maintain key person insurance on these individuals. Although we operate with a decentralized management system, the loss of our senior managers or other key personnel in any circumstance, including, any limitation on the performance of their duties or short- or long-term absence as a result of an acute illness, or our inability to continue to identify, recruit and retain such personnel, could materially and adversely affect our business, financial condition and results of operation.

The occurrence of natural or man-made disasters could result in declines in business and increases in claims that could adversely affect our financial condition, results of operations and cash flows.

We are exposed to various risks arising out of natural disasters, including earthquakes, hurricanes, fires, floods, landslides, tornadoes, typhoons, tsunamis, hailstorms, explosions, climate events or weather patterns, and pandemic health events, as well as man-made disasters, including acts of terrorism, military actions, security breaches, cyberattacks and other similar incidents, explosions and biological, chemical, or radiological events. The continued threat of terrorism and ongoing military actions may cause significant volatility in global financial markets, and a natural or man-made disaster could trigger an economic downturn in the areas directly or indirectly affected by the disaster. For example, in 2025 Southern California was affected by wildfires and Central Texas experienced severe floods. These consequences could, among other things, result in a decline in business and increased claims from those areas. They could also result in reduced underwriting capacity of our Carriers, making it more difficult for our agents to place business. Disasters also could disrupt public and private infrastructure, including communications and financial services, which could disrupt our normal business operations. Any increases in loss ratios due to natural or man-made disasters could impact our Contingent Commissions, which are primarily driven by both growth and profitability metrics. The risk of business disruption is more pronounced in certain geographic areas, including Texas, California, Florida, and Illinois, where a significant portion of our business is concentrated. See "Because our business is highly concentrated in Texas, California, Florida, and Illinois, adverse economic conditions, natural disasters, or regulatory changes in these states could adversely affect our financial condition."

A natural or man-made disaster also could disrupt the operations of our counterparties or result in increased prices for the products and services they provide to us. Finally, a natural or man-made disaster could increase the incidence or severity of E&O claims against us.

Non-compliance with or changes in laws, regulations, or licensing requirements applicable to us could restrict our ability to conduct our business.

The industry in which we operate is subject to extensive regulation. We are subject to regulation and supervision both federally and in each applicable local jurisdiction. In general, these regulations are designed to protect clients, policyholders, and insureds and to protect the integrity of the financial markets, rather than to protect stockholders or creditors. Our ability to conduct business in these jurisdictions depends on our compliance with the rules and regulations promulgated by federal regulatory bodies and other regulatory authorities. Failure to comply with regulatory requirements, or changes in regulatory requirements or interpretations, could result in actions by regulators, potentially leading to fines and penalties, adverse publicity, and damage to our reputation in the marketplace. There can be no assurance that we will be able to adapt effectively to any changes in law. Furthermore, in some areas of our businesses, we act on the basis of our own or the industry's interpretations of applicable laws or regulations, which may conflict from state to state. In the event those interpretations eventually prove different from the interpretations of regulatory authorities, we may be penalized. In extreme cases, revocation of a subsidiary's authority to do business in one or more jurisdictions could result from failure to comply with regulatory requirements. In extreme cases, revocation of a subsidiary's authority to do business in one or more jurisdictions could result from failure to comply with regulatory requirements. In addition, we could face lawsuits by clients, insureds, and other parties for alleged violations of certain of these laws and regulations. It is difficult to predict whether changes resulting from new laws and regulations, as well as changes in interpretation of current laws and regulations, will affect the industry or our business and, if so, to what degree.

Employees and principals who engage in the solicitation, negotiation, or sale of insurance, or provide certain other insurance services, generally are required to be licensed individually. Insurance and laws and regulations govern whether licensees may share commissions with unlicensed entities and individuals. We believe that any payments we make to third parties are in compliance with applicable laws. However, should any regulatory agency take a contrary position and prevail, we will be required to change the manner in which we pay fees to such employees or principals or require entities receiving such payments to become registered or licensed.

State insurance laws grant supervisory agencies, including state insurance departments, broad administrative authority. State insurance regulators and the National Association of Insurance Commissioners continually review existing laws and regulations, some of which affect our business. These supervisory agencies regulate many aspects of the insurance business, including, the licensing of insurance brokers and agents and other insurance intermediaries, the handling of third-party funds held in a fiduciary capacity, and trade practices, such as marketing, advertising, and compensation arrangements entered into by insurance brokers and agents. This legal and regulatory oversight could reduce our profitability or limit our growth by increasing the costs of legal and regulatory compliance; and by limiting or restricting the products or services we sell, the markets we serve or enter, the methods by which we sell our products and services, and the form of compensation we can accept from our clients, Carriers, and third parties. Moreover, in response to perceived excessive cost or inadequacy of available insurance, states have from time to time created state insurance funds and assigned risk pools, which compete directly, on a subsidized basis, with private insurance providers.

Federal, state, and other regulatory authorities have focused on, and continue to devote substantial attention to, the insurance industry as well as to the sale of products or services to seniors. Regulatory review or the issuance of interpretations of existing laws and regulations may result in the enactment of new laws and regulations that could adversely affect our operations or our ability to conduct business profitably. We are unable to predict whether any such laws or regulations will be enacted and to what extent such laws and regulations would affect our business.

Proposed tort reform legislation, if enacted, could decrease demand for casualty insurance, thereby reducing our commission revenues.

Legislation concerning tort reform has been considered, from time to time, in the United States Congress and in several state legislatures. Among the provisions considered in such legislation have been limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits. Enactment of these or similar provisions by Congress, or by states in which we sell insurance, could reduce the demand for casualty insurance policies or lead to a decrease in policy limits of such policies sold, thereby reducing our commission revenues.

In connection with the implementation of our corporate strategies, we face risks associated with the acquisition or disposition of businesses, the entry into new lines of business, the integration of acquired businesses, and the growth and development of these businesses.

In pursuing our corporate strategy, we may acquire other businesses or dispose of or exit businesses we currently own. The success of this strategy is dependent upon our ability to identify appropriate acquisition and disposition targets, negotiate transactions on favorable terms, complete transactions and, in the case of acquisitions, successfully integrate them into our existing businesses. If a proposed transaction is not consummated, the time and resources spent in researching it could adversely result in missed opportunities to locate and acquire other businesses. If acquisitions are made, there can be no assurance that we will realize the anticipated benefits of such acquisitions, including, but not limited to, revenue growth, operational efficiencies, or expected synergies. If we dispose of or otherwise exit certain businesses, there can be no assurance that we will not incur certain disposition-related charges, or that we will be able to reduce overhead related to the divested assets.

From time to time, either through acquisitions or internal development, we may enter new lines of business or offer new products and services within existing lines of business. These new lines of business or new products and services may present additional risks, particularly in instances where the markets are not fully developed. Such risks include the investment of significant time and resources; the possibility that these efforts will not be successful; the possibility that marketplace does not accept our products or services, or that we are unable to retain clients that adopt our new products or services; and the risk of additional liabilities associated with these efforts. In addition, many of the businesses that we acquire and develop will likely have significantly smaller scales of operations prior to the implementation of our growth strategy. If we are not able to manage the growing complexity of these businesses, including improving, refining, or revising our systems and operational practices, and enlarging the scale and scope of the businesses, our business may be adversely affected. Other risks include developing knowledge of and experience in the new business, integrating the acquired business into our systems and culture, recruiting professionals, and developing and capitalizing on new relationships with experienced market participants. External factors, such as compliance with new or revised regulations, competitive alternatives and shifting market preferences may also impact the successful implementation of a new line of business. Failure to manage these risks in the acquisition or development of new businesses could materially and adversely affect our business, financial condition, and results of operations.

We have debt outstanding that could adversely affect our financial flexibility and subjects us to restrictions and limitations that could significantly impact our ability to operate our business.

As of December 31, 2025, we had total consolidated debt outstanding of approximately $298.5 million collateralized by substantially all of the Company's assets, including rights to future commissions. In the year ended December 31, 2025, we had debt servicing costs of $124.4 million, comprised of $100.2 million for refinancing activities, $1.5 million of scheduled paydowns, and $22.7 million of interest. In the year ended December 31, 2024, we had debt servicing costs of $16.8 million, comprised of $9.4 million of scheduled paydowns, and $7.3 million of interest (see "Note 9. Debt" in the consolidated financial statements included herein). The level of debt we have outstanding during any period could adversely affect our financial flexibility. We also bear risk at the time debt matures. Our ability to make interest and principal payments, to refinance our debt obligations and to fund our planned capital expenditures will depend on our ability to generate cash from operations. Our ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control, such as an environment of rising or continuously high interest rates. The need to service our indebtedness will also reduce our ability to use cash for other purposes, including working capital, dividends to stockholders, acquisitions, capital expenditures, share repurchases, and general corporate purposes. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, and investments, any of which could impede the implementation of our business strategy or prevent us from entering into transactions that would otherwise benefit our business. Additionally, we may not be able to effect such actions, if necessary, on favorable terms, or at all. We may not be able to refinance any of our indebtedness on favorable terms, or at all.

The Credit Agreement dated January 8, 2025 (as amended, "the Credit Agreement") governing our debt contains covenants that, among other things, restrict our ability to make certain restricted payments, incur additional debt, engage in certain asset sales, mergers, acquisitions or similar transactions, create liens on assets, engage in certain transactions with affiliates, change our business or make investments and require us to comply with certain financial covenants. The restrictions in the Credit Agreement governing our debt may prevent us from taking actions that we believe would be in the best interest of our business and our stockholders and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional or more restrictive covenants that could affect our financial and operational flexibility, including our ability to pay dividends. We cannot make any assurances that we will be able to refinance our debt or obtain additional financing on terms acceptable to us, or at all. In addition, our variable rate debt, including our Credit Agreement, which bears interest on a floating basis tied to the Secured Overnight Finance Rate ("SOFR"), exposes us to interest rate risk including variable rate exposure resulting from changes to the SOFR. If interest rates were to increase, our debt service obligations on our variable rate indebtedness would increase even if the amount borrowed remained the same. To the extent that interest rate risk materializes and is not fully mitigated, the resulting increase in interest expense could have a material adverse effect on our results of operations. A failure to comply with the restrictions under the Credit Agreement could result in a default under the financing obligations or could require us to obtain waivers from our lenders for failure to comply with these restrictions. The occurrence of a default that remains uncured or the inability to secure a necessary consent or waiver could cause our obligations with respect to our debt to be accelerated and have a material adverse effect on our business, financial condition and results of operations.

Changes in our accounting estimates and assumptions could negatively affect our financial position and operating results.

We prepare our consolidated financial statements in accordance with GAAP. These accounting principles require us to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues, and expenses in our consolidated financial statements. We are also required to make certain judgments and estimates that affect the disclosed and recorded amounts of revenues and expenses related to accounting under Topic 606. We periodically evaluate our assumptions, estimates and judgment. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. Such assumptions, estimates or judgments, however, are subjective and could change in the future as more information becomes known, which could impact the amounts reported and disclosed in our consolidated financial statements. Additionally, changes in accounting standards could increase costs to the organization and could have an adverse impact on our future financial position and results of operations.

Because our business is highly concentrated in Texas, California, Florida, and Illinois, adverse economic conditions, natural disasters, or regulatory changes in these states could adversely affect our financial condition.

A significant portion of our business is concentrated in Texas, California, Florida, and Illinois. The insurance business is primarily a state-regulated industry, and therefore, state legislatures may enact laws that adversely affect the insurance industry. Because our business is concentrated in the states identified above, we face greater exposure to unfavorable changes in regulatory conditions in those states than insurance intermediaries whose operations are more diversified through a greater number of states. In addition, the occurrence of adverse economic conditions, natural or other disasters, or other circumstances specific to or otherwise significantly impacting these states could adversely affect our financial condition, results of operations and cash flows. We are susceptible to losses and interruptions caused by hurricanes (particularly in Texas, where our headquarters and several offices are located, and Florida), earthquakes, power shortages, telecommunications failures, water shortages, floods, fire, extreme weather conditions, geopolitical events such as terrorist acts and other natural or man-made disasters. For example, in 2025 Southern California was affected by wildfires and Central Texas experienced severe floods. Our insurance coverage with respect to natural disasters is limited and is subject to deductibles and coverage limits. Such coverage may not be adequate or may not continue to be available at commercially reasonable rates and terms.

Changes in tax laws could impact our operations and profitability.

Changes in tax laws could impact our operations and profitability. For example, the Tax Cuts and Jobs Act (the "Tax Reform Act"), which was signed into law 2017, made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the top federal income rate was reduced to 37%, special rules reduced the taxation of certain income earned through pass-through entities and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year, decreasing the mortgage interest deduction on new homes to $750,000 and eliminating the home equity line of credit interest deduction for loans that are not considered home acquisition debt. In 2025, many of the changes of the Tax Reform Act were made permanent with the adoption of the One Big Beautiful Bill Act (the "OBBBA"). In addition, the OBBBA increased the deduction for state and local taxes to $40,000 per year, subject to certain conditions and expiration in 2029.

Our homeowner and dwelling property lines of business comprised 63% of our premiums in 2025 and a majority of our new accounts are sourced by referral sources tied to home closing transactions. As we expand our franchise pipeline into new geographies that are located in high tax jurisdictions, we cannot guarantee our ability to grow our client base at the same pace as our existing geographies and generate new business if there is lower demand in the housing market as a consequence of the Tax Reform Act or future changes in tax rules.

We derive a significant portion of our commission revenues from a limited number of Carriers, the loss of which would result in additional expense and loss of market share.

In 2025, two Carriers represented more than 10% of total revenue at 19% and 13%. In 2024, three Carriers represented more than 10% of total revenue at 19%, 15%, and 10%. In 2023, two Carriers represented more than 10% of total revenue at 16% and 12%. Should any of these Carriers seek to terminate its arrangements with us, we could be forced to move our business to another Carrier and some additional expense and loss of market share could possibly result. The 2025 wildfires in Southern California and severe floods in Central Texas could materially affect Carriers and could result in diminished Carrier capacity.

Our business may be harmed if we lose our relationships with Carriers, fail to maintain good relationships with Carriers, become dependent upon a limited number of Carriers, or fail to develop new Carrier relationships.

Our business typically enters into contractual agency relationships with Carriers that are sometimes unique to Goosehead, but non-exclusive and terminable on short notice by either party for any reason. In many cases, Carriers also have the ability to amend the terms of our agreements unilaterally on short notice. Carriers may be unwilling to allow us to sell their existing or new insurance products or may amend our agreements with them, for a variety of reasons, including for competitive or regulatory reasons or because of a reluctance to distribute their products through our platform. Carriers may decide to rely on their own internal distribution channels, choose to exclude us from their most profitable or popular products, or decide not to distribute insurance products in individual markets in certain geographies or altogether. The termination or amendment of our relationship with a Carrier could reduce the variety of insurance products we offer. We also could lose a source of, or be paid reduced commissions for, future sales and could lose Renewal Revenue for past sales. Our business could also be harmed if we fail to develop new Carrier relationships.

In the future, it may become necessary for us to offer insurance products from a reduced number of Carriers or to derive a greater portion of our revenues from a more concentrated number of Carriers as our business and the insurance industry evolve. Should our dependence on a smaller number of Carriers increase, whether as a result of the termination of Carrier relationships, Carrier consolidation or otherwise, we may become more vulnerable to adverse changes in our relationships with our Carriers, particularly in states where we offer insurance products from a relatively small number of Carriers or where a small number of Carriers dominate the market. The termination, amendment, or consolidation of our relationship with our Carriers could harm our business, financial condition, and results of operations.

The failure by Mark Jones and Robyn Jones to maintain either a minimum voting interest in us or the ability to elect or designate for election at least a majority of our board of directors could trigger a change of control default under our Credit Agreement.

Pursuant to the Credit Agreement, a change of control default will be triggered when any person or group other than Mark Jones and Robyn Jones becomes the beneficial owner of more than 50% of the voting power represented by our outstanding equity interests, unless Mark and Robyn Jones have the ability to elect or designate for election at least a majority of our board of directors. Such a default could result in the acceleration of repayment of our and our subsidiaries' indebtedness, including borrowings under the Revolving Credit Facility (as defined below) if not waived by the lenders under the Credit Agreement. Mark Jones and Robyn Jones may choose to dispose of part or all of their stakes in us and/or may cease to exercise the current level of control they have over the appointment and removal of members of our board of directors. Any such changes may trigger a change of control event that could result in us being forced to repay the outstanding sums owed under our Credit Agreement. If any such event occurs, this may negatively affect our financial condition and operating results. In addition, we may not have sufficient funds to finance repayment of any of such indebtedness upon any such change of control.

Our results may be adversely affected by changes in the mode of compensation in the insurance industry.

In the past, state regulators have scrutinized the manner in which insurance brokers are compensated. For example, the Attorney General of the State of New York brought charges against members of the insurance brokerage community. These actions have created uncertainty concerning longstanding methods of compensating insurance brokers. Given that the insurance brokerage industry has faced scrutiny from regulators in the past over its compensation practices, and the transparency and discourse to clients regarding brokers' compensation, it is possible that regulators may choose to revisit the same or other practices in the future. If they do so, compliance with new regulations along with any sanctions that might be imposed for past practices deemed improper could have an adverse impact on our future results of operations and inflict significant reputational harm on our business.

We may require additional debt financing in the future, which may not be available or may be available only on unfavorable terms.

We may need to raise additional funds through debt financings or access funds through existing or new credit facilities. Any debt financing or refinancing, if available at all, may be on terms that are not favorable to us. Our access to funds under our Revolving Credit Facility is dependent on the ability of the banks that are parties to the Revolving Credit Facility to meet their funding commitments. If we cannot obtain adequate capital or sources of credit on favorable terms, or at all, our business, results of operations, and financial condition could be adversely affected.

Risks relating to our franchise business

The failure to attract and retain highly qualified Franchisees could compromise our ability to expand the Goosehead network.

Our most important asset is the people in our network, and the success of Goosehead depends largely on our ability to attract and retain high quality franchise agents. If we fail to attract and retain franchise agents, our Franchisees may fail to generate the revenue necessary to pay the contractual fees owed to us.

The nature of franchise relationships can give rise to conflict. For example, Franchisees or agents may become dissatisfied with the amount of contractual fees owed under franchise or other applicable arrangements, particularly in the event that we decide to increase fees further. They may disagree with certain network-wide policies and procedures, including policies such as those dictating brand standards or affecting their marketing efforts. They may also be disappointed with any marketing campaigns designed to develop our brand. There are a variety of reasons why our franchisor-franchisee relationship can give rise to conflict. If we experience any conflicts with our Franchisees on a large scale, our Franchisees may decide not to renew their Franchise Agreements upon expiration or may file lawsuits against us or they may seek to disaffiliate with us, which could also result in litigation. These events may, in turn, materially and adversely affect our business, financial condition and results of operations.

Our financial results are affected directly by the operating results of Franchisees and agents, over whom we do not have direct control.

Our franchises generate revenue in the form of Agency Fees and commissions. Accordingly, our financial results depend upon the operational and financial success of our Franchisees and their agents. If industry trends or economic conditions are not sustained or do not continue to improve, our Franchisees' financial results may worsen, and our revenue may decline. We may also have to terminate Franchisees due to non-reporting and non-payment. Further, if Franchisees fail to renew their Franchise Agreements, or if we decide to restructure Franchise Agreements in order to induce Franchisees to renew these agreements, then our revenues may decrease, and profitability from new Franchisees may be lower than in the past due to reduced ongoing fees and other non-standard incentives we may need to provide.

We rely in part on our Franchisees and the manner in which they operate their locations to develop and promote our business. Although we have developed criteria to evaluate and screen prospective Franchisees, we cannot be certain that our Franchisees will have the business acumen or financial resources necessary to operate successful franchises in their franchise areas and state franchise laws may limit our ability to terminate or modify these Franchise Agreements. Moreover, despite our training, support and monitoring, Franchisees may not successfully operate in a manner consistent with our standards and requirements or may not hire and train qualified personnel. The failure of our Franchisees to operate their franchises successfully could have a material adverse effect on us, our reputation, our brand, and our ability to attract prospective Franchisees and could materially adversely affect our business, financial condition, or results of operations.

Our Franchisees and agents could take actions that could harm our business.

Our Franchisees are independent businesses and the agents who work within these brokerages are independent contractors and, as such, are not our employees, and we do not exercise control over their day-to-day operations. Our Franchisees may not operate their insurance brokerage businesses in a manner consistent with industry standards or may not attract and retain qualified independent contractor agents. If Franchisees were to provide diminished quality of service to customers, engage in fraud, defalcation, misconduct or negligence or otherwise violate the law or realtor codes of ethics, our image and reputation may suffer materially, and we may become subject to liability claims based upon such actions of our Franchisees and agents. Any such incidence could adversely affect our results of operations.

Brand value can be severely damaged even by isolated incidents, particularly if the incidents receive considerable negative publicity or result in litigation. Some of these incidents may relate to the way we manage our relationship with our Franchisees, our growth strategies or the ordinary course of our business or our Franchisees' business. Other incidents may arise from events that are or may be beyond our control and may damage our brand, such as actions taken (or not taken) by one or more Franchisees or their agents relating to health, safety, welfare or other matters; litigation and claims; failure to maintain high ethical and social standards for all of our operations and activities; failure to comply with local laws and regulations; and illegal activity targeted at us or others. Our brand value could diminish significantly if any such incidents or other matters erode client confidence in us, which may result in a decrease in our total agent count and, ultimately, lower continuing franchise fees, which in turn would materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of additional risks associated with our Franchisees.

Our franchise system subjects us to a number of risks, any one of which may harm the reputation associated with our brand, and/or may materially and adversely impact our business and results of operations.

Franchisee insurance. The Franchise Agreements require each Franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits or the Franchisee could lack the required insurance at the time the claim arises, in breach of the insurance requirement, and policy payments made to Franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a Franchisee's ability to satisfy its obligations under its Franchise Agreement, including its ability to make payments for contractual fees or to indemnify us.

Franchise nonrenewal. Each Franchise Agreement has an expiration date. Upon the expiration of the Franchise Agreement, we or the Franchisee may or may not elect to renew the Franchise Agreement. If the Franchise Agreement is renewed, such renewal is generally contingent on the Franchisee's execution of the then-current form of Franchise Agreement (which may include terms the Franchisee deems to be more onerous than the prior Franchise Agreement), the satisfaction of certain conditions and the payment of a renewal fee. If a Franchisee is unable or unwilling to satisfy any of the foregoing conditions, the expiring Franchise Agreement will terminate upon expiration of the term of the Franchise Agreement. If Franchisees choose not to renew their Franchise Agreements, then this could have a material impact on our financial condition.

Failure to support our expanding franchise system could have a material adverse effect on our business, financial condition, or results of operations.

Our growth strategy depends in part on expanding our franchise network, which will require the implementation of enhanced business support systems, management information systems, financial controls and other systems and procedures as well as additional management, franchise support, and financial resources. We may not be able to manage our expanding franchise system effectively. Failure to provide our Franchisees with adequate support and resources could materially adversely affect both our new and existing Franchisees as well as cause disputes between us and our Franchisees and potentially lead to material liabilities. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.

Our franchising activities are subject to a variety of state and federal laws and regulations regarding franchises, and any failure to comply with such existing or future laws and regulations could adversely affect our business.

The sale of franchises is regulated by various state laws as well as by the FTC. The FTC requires that franchisors make extensive disclosure to prospective Franchisees but does not require registration. A number of states require registration and/or disclosure in connection with franchise offers and sales. In addition, several states have "franchise relationship laws" or "business opportunity laws" that limit the ability of franchisors to terminate Franchise Agreements or to withhold consent to the renewal or transfer of these agreements. We believe that our franchising procedures, as well as any applicable state-specific procedures, comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we offer new Franchise Agreements. However, noncompliance could reduce anticipated revenue, which in turn may materially and adversely affect our business, financial condition, and results of operations.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and financial condition.

We cannot predict with certainty the costs of defense, the costs of prosecution, insurance coverage or the ultimate outcome of litigation and other proceedings filed by or against us, including remedies or damage awards, and adverse results in such litigation and other proceedings may harm our business and financial condition.

Such litigation and other proceedings may include, but are not limited to, complaints from or litigation by Franchisees, usually related to alleged breaches of contract or wrongful termination under the Franchise Agreements, actions relating to intellectual property, infringement, misappropriation or other violation, commercial arrangements and franchising arrangements.

In addition, litigation against a Franchisee or its affiliated sales agents by third parties, whether in the ordinary course of business or otherwise, may also include claims against us for liability by virtue of the franchise relationship. As our market share increases, competitors may pursue litigation to require us to change our business practices or offerings and limit our ability to compete effectively. Even claims without merit can be time-consuming and costly to defend and may divert management's attention and resources away from our business and adversely affect our business, financial condition, and results of operations. Franchisees may fail to obtain insurance naming Goosehead Insurance, Inc. as an additional insured on such claims. In addition to increasing Franchisees' costs and limiting the funds available to pay us contractual fees and reducing the execution of new Franchise Agreements, claims against us (including vicarious liability claims) divert our management resources and could cause adverse publicity, which may materially and adversely affect us and our brand, regardless of whether such allegations are valid or whether we are liable. A substantial unsatisfied judgment against us or one of our subsidiaries could result in bankruptcy, which would materially and adversely affect our business, financial condition, and results of operations.

We may not be able to manage growth successfully.

In order to successfully expand our business, we must effectively recruit, develop, and motivate new Franchisees, and we must maintain the beneficial aspects of our corporate culture. We may not be able to hire new employees with the expertise necessary to manage our growth quickly enough to meet our needs. If we fail to effectively manage our hiring needs and successfully develop our Franchisees, our Franchisee and employee morale, productivity and retention could suffer, and our brand and results of operations could be harmed. Effectively managing our potential growth could require significant capital expenditures and place increasing demands on our management. We may not be successful in managing or expanding our operations or in maintaining adequate financial and operating systems and controls. If we do not successfully manage these processes, our brand and results of operations could be adversely affected.

Risks relating to intellectual property, data privacy and cybersecurity

Our business depends on a strong brand, and any failure to maintain, protect and enhance our brand would hurt our ability to grow our business, particularly in new markets where we have limited brand recognition.

We have developed a strong brand that we believe has contributed significantly to the success of our business. Maintaining, protecting, and enhancing the "Goosehead Insurance" brand is critical to growing our business, particularly in new markets where we have limited brand recognition. If we do not successfully build and maintain a strong brand, our business could be materially harmed or result in an inability to grow or maintain our brand.

Infringement, misappropriation, or other violation of our intellectual property and other proprietary rights by third parties could harm our business.

We believe that our "Goosehead Insurance" trademark has significant value and that this and other intellectual property and other proprietary rights are valuable assets that are critical to our success. Unauthorized uses or other infringement, misappropriation, or other violation of our trademarks, service marks, intellectual property, or other proprietary rights could diminish the value of our brand and may adversely affect our business. Effective intellectual property protection may not be available in every market in which we operate. Additionally, we cannot guarantee that future trademark registrations for pending or future applications will issue, or that any registered trademarks will be enforceable or provide adequate protection of our intellectual property and other proprietary rights. The United States Patent and Trademark Office and various foreign trademark offices also require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the trademark registration process and after a registration has issued. There are situations in which noncompliance can result in abandonment or cancellation of a trademark filing, resulting in partial or complete loss of trademark rights in the relevant jurisdiction. If this occurs, our competitors might be able to enter the market under identical or similar brands. Failure to adequately obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights could damage our brand and impair our ability to compete effectively.

Even where we have effectively secured statutory protection for our trademarks and other intellectual property and other proprietary rights, our competitors and other third parties may infringe, misappropriate, or otherwise violate our intellectual property and other proprietary rights. In the course of litigation, or as a preventative measure, such competitors and other third parties may attempt to challenge the scope of our rights or invalidate our intellectual property and other proprietary rights. If such challenges were to be successful, it could limit our ability to prevent others from using similar marks or designs, which may ultimately result in a reduced distinctiveness of our brand in the minds of clients. Defending or enforcing our trademark rights, branding practices and other intellectual property and other proprietary rights could result in the expenditure of significant resources and divert the attention of management, which in turn may materially and adversely affect our business and operating results, even if such defense or enforcement is ultimately successful.

Failure to obtain, maintain, protect, defend, or enforce our intellectual property and other proprietary rights, or allegations that we have infringed, misappropriated, or otherwise violated the intellectual property and other proprietary rights of others, could harm our reputation, ability to compete effectively, financial condition and business.

Our success and ability to compete depends in part on our ability to obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights. To protect our intellectual property and other proprietary rights, we rely on a combination of trademark and copyright laws, trade secret protection, confidentiality agreements and other contractual arrangements with our affiliates, employees, clients, strategic partners, and others. However, such measures provide only limited protection and the steps that we take to protect our intellectual property and other proprietary rights may be inadequate to deter infringement, misappropriation or other violation of our intellectual property or other proprietary rights. In addition, we may be unable to detect such infringement, misappropriation, or other violation of our intellectual property or other proprietary rights. Policing such infringement, misappropriation, or other violation of our intellectual property or other proprietary rights is difficult, expensive, and time-consuming, and we may be required to spend significant resources to monitor, maintain, protect, defend, and enforce our intellectual property and other proprietary rights.

Failure to obtain, maintain, protect, defend, and enforce our intellectual property and other proprietary rights adequately could harm our reputation and affect our ability to compete effectively. In addition, even if we initiate litigation against third parties, such as suits alleging infringement, misappropriation, or other violation of our intellectual property and other proprietary rights, we may not prevail. Litigation brought to maintain, protect, defend, and enforce our intellectual property and other proprietary rights could be costly, time-consuming, and distracting to management. Our efforts to maintain, protect, defend, and enforce our intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and other proprietary rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse determination of any litigation proceedings could put our intellectual property and other proprietary rights at risk of being invalidated or interpreted narrowly and could put our related intellectual property at risk of not issuing or being cancelled or narrowed in scope. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Meanwhile, third parties may assert intellectual property-related claims against us, including claims of infringement, misappropriation, or other violation of their intellectual property and other proprietary rights, which may be costly to defend, could require the payment of damages, legal fees, settlement payments, royalty payments and other costs or damages, including treble damages if we are found to have willfully infringed certain types of intellectual property, and could limit our ability to use or offer certain technologies, products or other intellectual property. Any intellectual property claims, with or without merit, could be expensive, take significant time and divert management's resources, time, and attention from other business concerns. Moreover, other companies, including our competitors, may have the capability to dedicate substantially greater resources to enforce their intellectual property and other proprietary rights and to defend claims that may be brought against them. Successful challenges against us could require us to modify (which could require significant time and expense) or discontinue our use of technology or business processes where such use is found to infringe, misappropriate, or otherwise violate the rights of others, or require us to purchase costly licenses from third parties, which may not be available on commercially reasonable terms, or at all. Even if a license is available to us, it could be non-exclusive thereby giving our competitors and other third parties access to the same technologies licensed to us, and we may be required to pay significant upfront fees, milestone payments or royalties, which would increase our operating expenses. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

Improper disclosure of confidential, personal or proprietary information, whether due to human error, misuse of information by employees or vendors, or as a result of security breaches, cyberattacks or other similar incidents with respect to our or our service providers' or vendors' systems, could result in regulatory scrutiny, legal liability or reputational harm, and could have an adverse effect on our business or operations.

We maintain confidential, personal, and proprietary information relating to our company, our employees, and our clients. This information includes personally identifiable information, protected health information, and financial information. We are subject to laws, regulations, rules, industry standards, contractual obligations and other legal obligations relating to the collection, use, retention, security, transfer, disclosure, and other processing of this information. These requirements apply to transfers of information among our affiliates, as well as to transactions we enter into with third-party service providers and vendors.

Security breaches, cyberattacks and other similar incidents, including, among other things, computer viruses, denial of service or information attacks, worms, ransomware attacks, credential stuffing, social engineering, human error, fraud, unauthorized parties gaining access to our information technology systems, theft, malfeasance or improper access by employees or vendors, malware attacks, phishing campaigns, vulnerability exploit attempts, software or hardware failure and damage from natural disasters, infrastructure failures, terrorist attacks, power loss and physical break-ins, could disrupt the security of our internal systems and business applications or those of our third-party service providers and vendors and impair our ability to provide services to our clients and protect the privacy of their data. Any such incidents have resulted in, and may in the future result in, intellectual property or other confidential, personal, and proprietary information being lost or stolen, including those of our clients or employees, which could harm our reputation, competitive position or otherwise adversely affect our business.

Cybersecurity risks have significantly increased in recent years, in part, because of the proliferation of new technologies, the use of the internet and telecommunications technologies to exchange information and conduct transactions, and the increased sophistication and activities of computer hackers, organized crime, terrorists, and malicious insiders, and other threat actors, including malicious foreign state and state-sponsored actors. Moreover, cybersecurity threats are constantly evolving, which makes it more difficult to detect security breaches, cyberattacks, and other similar incidents, assess their severity or impact in a timely manner, and successfully defend against them. The cybersecurity threats also may see their frequency increased, and effectiveness enhanced, by the use of AI. Consequently, the risk of a security breaches, cyberattacks, and other similar incident has increased, and as cybersecurity threats evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate or remediate any information security vulnerabilities, including those arising from security breaches, cyberattacks or other similar incidents. Some of our past preventative efforts have not been successful, and we cannot provide assurance that our future preventative efforts, or those of our vendors or service providers, will be successful, and we may not be able to anticipate all security breaches, cyberattacks or other similar incidents, detect or react to such incidents in a timely or effective manner, implement guaranteed preventive measures against such incidents, or adequately remediate any such incidents.

Although we maintain policies, procedures and technical safeguards designed to protect the security and privacy of confidential, personal, and proprietary information, we cannot eliminate the risk of human error or guarantee our safeguards against employee, service provider, vendor, or third-party malfeasance. The measures we implement, including our security controls over confidential, personal, and proprietary information and training of employees on data security, have not prevented in the past, and it is possible that they may not prevent in the future, improper access to, disclosure of, or misuse of confidential, personal, or proprietary information.

The occurrence of any security breach, cyberattack or other similar incident with respect to our or our service providers' or vendors' systems, or our failure to make adequate or timely disclosures to the public, regulators, law enforcement agencies or affected individuals, as applicable, following any such event, could cause harm to our reputation, subject us to additional regulatory scrutiny, expose us to civil litigation, fines, damages or injunctions or subject us to notification obligations or liability under applicable data privacy, cybersecurity and other laws, regulations, rules, industry standards, and contracts, resulting in increased costs or loss of commissions and fees, any of which could have a material adverse effect on our business, financial condition, and results of operations. We cannot ensure that any limitations of liability provisions in our agreements with customers, vendors and other third parties with which we do business would be enforceable or adequate or would otherwise protect us from any liabilities or damages with respect to any particular claim in connection with a security breach, cyberattack or other similar incident. Additionally, we cannot be certain that our insurance coverage will be adequate for cybersecurity liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that our insurer will not deny coverage as to any future claim.

We are subject to complex and evolving laws, regulations, rules, industry standards and contractual obligations regarding data privacy and cybersecurity, which can increase the cost of doing business, compliance risks, and potential liability.

We are subject to complex and evolving laws, regulations, rules, industry standards, and contractual obligations relating to the collection, use, retention, security, transfer, disclosure, and other processing of personal information. These laws, regulations, rules, industry standards, and contractual obligations apply to transfers of information among our affiliates, as well as to transactions we enter into with third-party vendors. Data privacy and cybersecurity laws, regulations, rules, and industry standards are matters of growing public concern and are continuously changing in the various jurisdictions in which we operate. For example, various federal and state legislators in the United States are proposing new and more robust data privacy and cybersecurity legislation and regulation or adopting new interpretations of existing legislation and regulation in light of the recent broad-based security breaches, cyberattacks, and other similar incidents at a number of companies. These and similar initiatives around the country could increase the cost of developing, implementing, or securing our servers and require us to allocate more resources to improved technologies, adding to our IT and compliance costs. Ensuring that our collection, use, retention, security, transfer, disclosure, and other processing of personal information complies with applicable laws, regulations, rules, industry standards, and contractual obligations regarding data privacy and cybersecurity in relevant jurisdictions can increase operating costs, impact the development of new products or services, and reduce operational efficiency. Any actual or perceived failure to adhere to, or successfully implement process in response to, changing legal or regulatory requirements in this area could result in legal liability, including litigation, regulatory fines, penalties, or other sanctions, damage to our reputation in the marketplace, and other adverse impacts.

At the federal level, we are subject to, among other laws, regulations, rules, and industry standards, the Gramm-Leach-Bliley Act ("GLBA"), which requires financial institutions, including insurers, to, among other things, periodically disclose their privacy policies and practices relating to sharing personal information and, in some cases, enable retail customers to opt out of the sharing of certain personal information with unaffiliated third parties. The GLBA also requires financial institutions to implement an information security program that includes administrative, technical, and physical safeguards to ensure the security and confidentiality of customer records and information. We are also subject to the rules and regulations promulgated under the authority of the Federal Trade Commission, which regulates unfair or deceptive acts or practices, including with respect to data privacy and cybersecurity. Moreover, the United States Congress has recently considered, and in the future will likely consider, various proposals for more comprehensive data privacy and cybersecurity legislation, to which we may become subject if passed.

Data privacy and cybersecurity are also areas of increasing state legislative and regulatory focus, and we are, or may in the future become, subject to various state laws and regulations regarding data privacy and cybersecurity. For example, numerous states in which we do business, or may in the future do business, or from which we otherwise collect personal information, have enacted or are considering enacting comprehensive data privacy and cybersecurity laws and regulations that give consumers the right to, among other things, request disclosure of personal information collected about them and whether that information has been sold to others, request deletion of personal information (subject to certain exceptions), opt out of the sale of their personal information, and not be discriminated against for exercising these rights.

In addition, all 50 U.S. states have laws requiring businesses to provide notice under certain circumstances to individuals whose personal information has been disclosed as a result of a data breach (commonly referred to as "state breach-notification laws"). These laws differ in scope, definitions, timelines, and enforcement regimes, thereby increasing the complexity and cost of ensuring compliance across jurisdictions.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive, and compliant with applicable laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy or cybersecurity. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about privacy, data protection and cybersecurity can subject us to potential federal or state action if they are found to be deceptive, unfair, or misrepresentative of our actual practices.

Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, industry standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Risks relating to our organizational structure

We are a holding company and our principal asset is our 67.4% ownership interest in Goosehead Financial, LLC, and we are accordingly dependent upon distributions from Goosehead Financial, LLC to pay dividends, if any, taxes, make payments under the tax receivable agreement and pay other expenses.

We are a holding company and our principal asset is our direct or indirect ownership of 67.4% of the outstanding LLC Units. We have no independent means of generating revenue. As the sole managing member of Goosehead Financial, LLC, we intend to cause Goosehead Financial, LLC to make distributions to the Pre-IPO LLC Members and us, in amounts sufficient to cover all applicable taxes payable by us and the Pre-IPO LLC members and any payments we are obligated to make under the tax receivable agreement we entered into as part of the reorganization transactions and to fund dividends to our stockholders in accordance with our dividend policy, to the extent our board of directors declares such dividends.

Deterioration in the financial conditions, earnings or cash flow of Goosehead Financial, LLC and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that we need funds and Goosehead Financial, LLC is restricted from making such distributions to us under applicable law or regulation, as a result of covenants in our Credit Agreement or otherwise, we may not be able to obtain such funds on terms acceptable to us or at all and as a result could suffer a material adverse effect on our liquidity and financial condition.

In certain circumstances, Goosehead Financial, LLC will be required to make distributions to us and the other holders of LLC Units, and the distributions that Goosehead Financial, LLC will be required to make may be substantial.

Under the amended and restated Goosehead Financial, LLC agreement, Goosehead Financial, LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Units in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Units holders' respective allocable shares of the taxable income of Goosehead Financial, LLC. As a result of (i) potential differences in the amount of net taxable income allocable to us and the other LLC Unit holders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the favorable tax benefits that we have previously received and anticipate receiving in the future from (a) acquisitions of interests in Goosehead Financial, LLC in connection with future taxable redemptions or exchanges of LLC Units for shares of our Class A common stock and (b) payments under the tax receivable agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the tax receivable agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the tax receivable agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Units for shares of Class A common stock will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Goosehead Financial, LLC, the Pre-IPO LLC Members would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock following a redemption or exchange of their LLC Units. See "Item 13. Certain relationships and related transactions, and director independence".

We have Pre-IPO LLC Members who own a significant portion of our common stock and whose interests in our business may be different than yours, and certain statutory provisions afforded to stockholders are not applicable to us.

The Pre-IPO LLC Members control approximately 32.6% of the combined voting power of our common stock. Further, pursuant to a stockholders agreement (the "Stockholders Agreement") we and the Pre-IPO LLC Members entered into, the Pre-IPO LLC Members may approve or disapprove substantially all transactions and other matters requiring approval by our stockholders, such as a merger, consolidation, dissolution or sale of all or substantially all of our assets, the issuance or redemption of certain additional equity interests in an amount exceeding $50 million, any change in the size of the board of directors and amendments to our certificate of incorporation or bylaws. In addition, the Stockholders Agreement provides that approval by the Pre-IPO LLC Members is required for any changes to the strategic direction or scope of Goosehead Insurance, Inc. and Goosehead Financial, LLC's business, any acquisition or disposition of any asset or business having consideration in excess of 15% of our total assets and the hiring and termination of our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel or Controller (including terms of compensation). Furthermore, the Stockholders Agreement provides that, until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors.

This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company which could deprive you of an opportunity to receive a premium for your shares of Class A common stock and may make some transactions more difficult or impossible without the support of the Pre-IPO LLC Members, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power with the Pre-IPO LLC Members may have a negative impact on the price of our Class A common stock. In addition, because the Pre-IPO LLC Members will have the ability to designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC

Members will be able to control us as long as they hold at least 10% of the aggregate number of outstanding shares of our common stock. The Pre-IPO LLC Members may not be inclined to permit us to issue additional shares of Class A common stock, including for the facilitation of acquisitions, if it would dilute their holdings below the 10% threshold.

We cannot predict whether our dual class structure, combined with the concentrated control of the Pre-IPO LLC Members, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. FTSE Russell requires new constituents of its indexes to have greater than 5% of the company's voting rights in the hands of public stockholders. Because of our dual class structure, we will likely be excluded from these indexes and, in the event we are included in one of such indexes, we may be subsequently removed. In addition, we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion or removal from stock indexes would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

The Pre-IPO LLC Members' interests may not be fully aligned with yours, which could lead to actions that are not in your best interests. Because the Pre-IPO LLC Members hold a majority of their economic interests in our business through Goosehead Financial, LLC rather than through the public company, they may have conflicting interests with holders of shares of our Class A common stock. For example, the Pre-IPO LLC Members may have a different tax position from us, which could influence their decisions regarding whether and when we should dispose of assets or incur new or refinance existing indebtedness, especially in light of the existence of the tax receivable agreement, and whether and when we should undergo certain changes of control within the meaning of the tax receivable agreement or terminate the tax receivable agreement. In addition, the structuring of future transactions may take into consideration these tax or other considerations even where no similar benefit would accrue to us. See "Item 13. Certain relationships and related transactions, and director independence". In addition, the Pre-IPO LLC Members' significant ownership in us and resulting ability to effectively control us may discourage someone from making a significant equity investment in us, or could discourage transactions involving a change in control, including transactions in which you as a holder of shares of our Class A common stock might otherwise receive a premium for your shares over the then-current market price.

We have opted out of Section 203 of the General Corporation Law of the State of Delaware (the "DGCL"), which prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction which resulted in such stockholder becoming an interested stockholder. Therefore, the Pre-IPO LLC Members are able to transfer control of us to a third party by transferring their shares of our common stock (subject to certain restrictions and limitations), which would not require the approval of our board of directors or our other stockholders.

Our certificate of incorporation and Stockholders Agreement provide that, to the fullest extent permitted by law, the doctrine of "corporate opportunity" under Delaware law will only apply against our directors and officers and their respective affiliates for competing activities related to insurance brokerage activities. This doctrine will not apply to any business activity other than insurance brokerage activities. See "Item 13. Certain relationships and related transactions, and director independence". Furthermore, the Pre-IPO LLC Members have business relationships outside of our business.

We will be required to pay the Pre-IPO LLC Members for certain tax benefits we may claim, and the amounts we may pay could be significant.

As described under Item 7. Management's discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Tax receivable agreement, prior and future taxable redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock have resulted and are expected to result in tax basis adjustments to the assets of Goosehead Financial, LLC that have been and will be allocated to us and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. These past and future tax basis adjustments have reduced and are expected to reduce the amount of tax that we have paid and would otherwise be required to pay in the future.

We entered into a tax receivable agreement on May 1, 2018 with the Pre-IPO LLC Members that provides for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead

Insurance, Inc.'s assets resulting from (a) the purchase of LLC Units from any of the Pre-IPO LLC Members using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This is a payment of obligation of Goosehead Insurance, Inc. and not Goosehead Financial, LLC.

The actual increase in tax basis from future purchases, redemptions or exchanges, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by Pre-IPO LLC Members, the price of our Class A common stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of Goosehead Financial, LLC attributable to the redeemed or exchanged LLC Units, the payments that we may make to the existing Pre-IPO LLC Members could be substantial. Payments under the tax receivable agreement are not conditioned on the Pre-IPO LLC Members' continued ownership of us. There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by Goosehead Financial, LLC are not sufficient to permit us to make payments under the tax receivable agreement.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") to challenge the tax basis increases or other benefits arising under the tax receivable agreement, the Pre-IPO LLC Members will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Pre-IPO LLC Members will be netted against future payments otherwise to be made under the tax receivable agreement, if any, after our determination of such excess. As a result, in such circumstances we could make payments to the Pre-IPO LLC Members under the tax receivable agreement that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity.

In addition, the tax receivable agreement provides that, upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, our obligations or our successor's obligations with respect to tax benefits would be based on certain assumptions, including that we or our successor would have sufficient taxable income to fully utilize the increased tax deductions and tax basis and other benefits covered by the tax receivable agreement. As a result, upon a change of control, we could be required to make payments under the tax receivable agreement that are greater than the specified percentage of our actual cash tax savings, which could negatively impact our liquidity.

This provision of the tax receivable agreement may result in situations where the Pre-IPO LLC Members have interests that differ from or are in addition to those of our other stockholders. In addition, we could be required to make payments under the tax receivable agreement that are substantial and in excess of our, or a potential acquirer's, actual cash savings in income tax.

Finally, because we are a holding company with no operations of our own, our ability to make payments under the tax receivable agreement is dependent on the ability of Goosehead Financial, LLC to make distributions to us. Our Credit Agreement restricts the ability of Goosehead Financial, LLC to make distributions to us, which could affect our ability to make payments under the tax receivable agreement. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact our results of operations and could also affect our liquidity in periods in which such payments are made.

Risks relating to ownership of our Class A common stock

Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our certificate of incorporation and by-laws provide for, among other things:

- Until the Substantial Ownership Requirement is no longer met, the Pre-IPO LLC Members may designate a majority of the nominees for election to our board of directors, including the nominee for election to serve as Chairman of our board of directors;

45

- At any time after the Substantial Ownership Requirement is no longer met, there will be:

  ◦ restrictions on the ability of our stockholders to call a special meeting and the business that can be conducted at such meeting or to act by written consent;

  ◦ supermajority approval requirements for amending or repealing provisions in the certificate of incorporation and by-laws;

  ◦ a division of the board of directors into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors may only be removed for cause and by the affirmative vote of holders of 75% of the total voting power of our outstanding shares of common stock, voting together as a single class;

- Our ability to issue additional shares of Class A common stock and to issue preferred stock with terms that the board of directors may determine, in each case without stockholder approval (other than as specified in our certificate of incorporation);

- The absence of cumulative voting in the election of directors; and

- Advance notice requirements for stockholder proposals and nominations.

These provisions in our certificate of incorporation and by-laws may discourage, delay, or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Future sales, or the possibility of future sales, of a substantial number of our shares of Class A common stock could adversely affect the price of our shares of Class A common stock.

Future sales of a substantial number of our shares of Class A common stock, or the perception that such sales will occur, could cause a decline in the market price of our shares of Class A common stock. Approximately 12.2 million shares of our Class A common stock and LLC Units (which may be redeemed or exchanged for a corresponding number of shares of Class A common stock) are held by the Pre-IPO LLC Members, the Goosehead Management Holders, and Texas Wasatch Holders. If these stockholders sell substantial amounts of shares of Class A common stock in the public market (including any shares of Class A common stock issued upon redemption or exchange of LLC Units), or the market perceives that such sales may occur, the market price of our shares of Class A common stock could be adversely affected. We have also entered into the Registration Rights Agreement (as defined below) pursuant to which we have agreed under certain circumstances to file a registration statement to register the resale of shares of our Class A commons stock held by the Pre-IPO LLC Members, the Goosehead Management Holders and Texas Wasatch Holders, as well as to cooperate in certain public offerings of such shares. We have also filed registration statements to register all shares of Class A common stock and other equity securities that we have issued, or may issue under the Omnibus Incentive Plan and Employee Stock Purchase Plan. These shares of Class A common stock may be freely sold in the public market upon issuance, subject to certain limitations applicable to affiliates. If a large number of our shares of Class A common stock are sold in the public market, the sales could reduce the trading price of shares of Class A common stock.

We may not be able to successfully maintain effective internal controls over financial reporting.

As a public company, we are required to maintain effective internal control over financial reporting. While management has certified that our internal control over financial reporting was effective as of December 31, 2025, because internal control over financial reporting is complex, there can be no assurance that our internal control over financial reporting will be effective in the future. We have previously identified material weaknesses that have been remediated, and we may suffer from other material weaknesses in the future. If we fail to maintain effective internal control over financial reporting in the future, such failure could result in a material misstatement of our annual or quarterly financial statements that would not be prevented or detected on a timely basis and which could cause investors and other users to lose confidence in our financial statements, limit our ability to raise capital and have a negative effect on the trading price of our common stock. Additionally, failure to maintain effective internal control over financial reporting may also negatively impact our operating results and financial condition, impair our ability to timely file our periodic and other reports with the Securities and Exchange Commission (the "SEC"), subject us to additional litigation and regulatory actions and cause us to incur substantial additional costs in future periods relating to the implementation of remedial measures.

We expect that our stock price will be volatile, which could cause the value of your investment to decline, and you may not be able to resell your shares at or above your investment price.

Securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock regardless of our results of operations. The trading price of our Class A common stock is likely to be volatile and subject to wide price fluctuations in response to various factors and risks, including those outlined in "Item 1A. Risk Factors".

These and other factors may cause the market price and demand for shares of our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

Our ability to pay dividends to our stockholders may be limited by our holding company structure, contractual restrictions, and regulatory requirements.

We are a holding company and have no material assets other than our ownership of LLC Units in Goosehead Financial, LLC and we will not have any independent means of generating revenue. We intend to cause Goosehead Financial, LLC to make pro rata distributions to the Pre-IPO LLC Members and us in an amount at least sufficient to allow us and the Pre-IPO LLC Members to pay all applicable taxes, to make payments under the tax receivable agreement entered into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses. Goosehead Financial, LLC is a distinct legal entity and may be subject to legal or contractual restrictions that, under certain circumstances, may limit our ability to obtain cash from them. If Goosehead Financial, LLC is unable to make distributions, we may not receive adequate distributions, which could materially and adversely affect our dividends and financial position and our ability to fund any dividends.

Our board of directors periodically reviews the cash generated from our business and the capital expenditures required to finance our global growth plans and determine whether to declare periodic dividends to our stockholders. Our board of directors will take into account general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions and covenants contained in our debt agreements, business prospects and other factors that our board of directors considers relevant. In addition, our Credit Agreement limits the amount of distributions that Goosehead Financial, LLC can make to us and the purposes for which distributions can be made. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem it appropriate. See "Item 7. Management's discussion and analysis of financial condition and results of operations — Liquidity and capital resources — Dividend Policy".

Item 1B. Unresolved staff comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management

At Goosehead, cybersecurity risk management is an integral part of our overall enterprise risk management system. Our cybersecurity risk management program is modeled after recognized data protection principles, such as the National Institute of Standards and Technology's Cybersecurity Framework (NIST CSF) and the National Association of Insurance Commissioners (NAIC) Data Security Model Law. These and other industry best practices provide the framework for identifying, monitoring, assessing and managing cybersecurity threats and incidents, including threats and incidents associated with the use of applications developed, and services provided, by third-party vendors and service providers, and facilitating coordination across different departments of the Company.

Our cybersecurity team, led by our Director, IT Security & Compliance, is responsible for assessing and maintaining our cybersecurity risk management program. We also have a cybersecurity committee, comprised of cross-functional key business and technical leaders in the Company as well as the heads of our legal, governance, risk and compliance functions. The cybersecurity team identifies and assesses material cybersecurity risk by performing internal audits against cybersecurity controls and through regular consultations with, deliberation by, and recommendations from, our cybersecurity committees. Our cybersecurity team and cybersecurity committees utilize various tools and services designed to identify, monitor, assess and manage actual cybersecurity risk, including risks from cybersecurity threats associated with the use of third-party vendors and service providers. The cybersecurity team manages and maintains a risk register, incorporates risk mitigation items within our cybersecurity plans, conducts periodic reviews (primarily through our cybersecurity committees) of our mitigation and progress, and utilizes a third-party security risk management program both to screen third-party vendors and service providers prior to onboarding and to periodically re-evaluate existing third-party vendors and service providers based on risk classification.

Our cybersecurity program includes steps for assessing the severity of a cybersecurity threat or incident, identifying the source of a cybersecurity threat or incident (including whether such cybersecurity threat or incident is associated with a third-party vendor or service provider), implementing cybersecurity countermeasures and mitigation strategies, and informing management and our board of directors of material cybersecurity threats and incidents. The cybersecurity team also conducts regular vulnerability assessments, and our cybersecurity and risk management teams perform annual risk assessments. We utilize a third party to conduct regular risk assessments of our new and existing third-party vendors and service providers and a separate vendor performs penetration testing annually. All users of our information systems receive regular cybersecurity awareness training, and our cybersecurity team provides annual training to all employees.

Cybersecurity Governance

Management is responsible for identifying, monitoring, assessing and managing material cybersecurity risks on an ongoing basis by establishing processes designed to ensure that potential cybersecurity risks are monitored, putting in place appropriate mitigation and remediation measures, and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our Director, IT Security & Compliance, who directs our cybersecurity team and oversees the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. Our Director, IT Security & Compliance has over 25 years of experience in IT systems architecture, application development, and cybersecurity, and is certified in software development, systems, AI and machine learning, database, and networking.

As discussed above, we also have a cybersecurity committee, which consists of cross-functional key business and technical leaders in the Company as well as the heads of our governance, risk and compliance functions. Our cybersecurity committee meets monthly to address cybersecurity risks and evaluate our cybersecurity program.

Management, including our Director, IT Security & Compliance and our cybersecurity committees, updates our General Counsel on the Company's cybersecurity programs, material cybersecurity risks and mitigation strategies on a monthly basis. Our General Counsel provides quarterly cybersecurity reports to the audit committee of the board of directors that cover, among other topics, third-party assessments of the Company's cybersecurity programs and any updates to the Company's cybersecurity programs and mitigation strategies, and other cybersecurity developments. Our General Counsel will also provide updates on cybersecurity threats and incidents to the audit committee and/or the board of directors as part of our incident response processes, based on management's assessment of risk.

Our board of directors has ultimate oversight responsibility for our overall enterprise risk management and is responsible for ensuring that management has processes in place designed to identify, monitor and evaluate cybersecurity risks to which the Company is exposed and to implement processes and programs to manage cybersecurity risks and mitigate and remediate cybersecurity threats and incidents. In particular, the board of directors has entrusted the audit committee with oversight of our cybersecurity program and related risks. Our General Counsel meets with the audit committee of the board of directors on at least a quarterly basis to review and discuss our cybersecurity and other information technology strategies and policies.

In 2025, we did not identify any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats or incidents, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors – Risks relating to intellectual property, data privacy and cybersecurity" in this annual report on Form 10-K.

Item 2. Properties

Our headquarters is located in leased offices in Westlake, Texas. The Westlake lease consists of approximately 230,000 square feet and expires in June 2033. As of December 31, 2025, our company-owned insurance brokerage business leases approximately 512,000 square feet of office space in Texas, Arizona, Colorado, Florida, Illinois, Indiana, Minnesota, North Carolina, Ohio, Tennessee, Virginia, and Washington under 18 leases, 4 of which were not yet operational as of December 31, 2025. These offices are typically located in small office parks, generally with lease terms of five to ten years. We believe that all of our properties and facilities are adequate to support our current needs. In the future, we may need to purchase, construct, or lease additional facilities as our operations continue to expand.

Item 3. Legal proceedings

From time to time, we may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of our business. Our businesses are also subject to extensive regulation, which may result in regulatory proceedings against us. We are not currently party to any material legal proceedings.

Item 4. Mine safety disclosures

Not applicable.

PART II

Item 5. Market for registrant's common equity, related stockholder matters and issuer purchases of equity securities

Market Information

Our Class A Common Stock is traded on NASDAQ under the symbol "GSHD."

Our Class B Common Stock is not listed nor traded on any stock exchange.

Holders of Record

As of January 31, 2026, there were 6 shareholders of record of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of January 31, 2026, there were 41 shareholders of record of our Class B common stock.

Dividend Policy

Subject to funds being legally available, we intend to cause Goosehead Financial, LLC to make pro rata distributions to the Pre-IPO LLC Members and us in an amount at least sufficient to allow us and the Pre-IPO LLC Members to pay all applicable taxes, to make payments under the tax receivable agreement we entered into with the Pre-IPO LLC Members and to pay our corporate and other overhead expenses. The declaration and payment of any dividends by Goosehead Insurance, Inc. is at the sole discretion of our board of directors, which may change our dividend policy at any time. Our board of directors will take into account:

- general economic and business conditions;

- our financial condition and operating results;

- our available cash and current and anticipated cash needs;

- our capital requirements;

- contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including Goosehead Financial, LLC) to us; and

- such other factors as our board of directors may deem relevant.

Goosehead Insurance, Inc. is a holding company and does not have material assets other than its ownership of LLC Units in Goosehead Financial, LLC, and as a consequence, our ability to declare and pay dividends to the holders of our Class A common stock is subject to the ability of Goosehead Financial, LLC to provide distributions to us. If Goosehead Financial, LLC makes such distributions, the Pre-IPO LLC Members will be entitled to receive equivalent distributions from Goosehead Financial, LLC. However, because we must pay taxes and make payments under the tax receivable agreement, amounts ultimately distributed as dividends to holders of our Class A common stock are expected to be less than the amounts distributed by Goosehead Financial, LLC to the Pre-IPO LLC Members on a per share basis. See "Item 13. Certain relationships and related transactions, and director independence."

Assuming Goosehead Financial, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes, tax receivable agreement payments and expenses (any such portion, an "excess distribution") will be made by our board of directors. Because our board of directors may determine to pay or not pay dividends to our Class A common stockholders, our Class A common stockholders may not necessarily receive dividend distributions relating to excess distributions, even if Goosehead Financial, LLC makes such distributions to us.

On January 31, 2025, Goosehead Financial, LLC paid a special cash distribution of $175 million to holders of record of LLC Units, including us, as of the close of business on January 21, 2025. In addition, on January 31, 2025, a one-time special cash dividend of $5.91 per share of Class A common stock was paid to holders of record of our Class A common stock as of the close of business on January 21, 2025. $1.22 of the special dividend was funded by cash received by us from prior tax distributions from Goosehead Financial, LLC that were in excess of the corporate income taxes payable by us. The remaining $4.69 of the special dividend was funded by the cash received by us from the distribution by Goosehead Financial, LLC.

Sales of Unregistered Securities

None.

Subject to the terms of the Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC, dated as of May 1, 2018, each LLC Unit is redeemable (along with the cancellation of the corresponding share of Class B common stock) for one share of Class A common stock.

Stock Performance Graph

The following graph and table illustrate the total return from December 31, 2020 through December 31, 2025 for (i) our Class A common stock, (ii) the Standard and Poor's 500 Index, and (iii) the Russell 2000 Index, assuming an investment of $100 on December 31, 2020, including the reinvestment of dividends.



	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
GSHD	$ 100	$ 106	$ 28	$ 62	$ 87	$ 63
S&P 500	100	129	105	133	166	196
Russell 2000	100	115	91	107	119	134

Securities Authorized for Issuance Under Equity Incentive Plans

The following table provides information about our compensation plans under which our Class A Common Stock is authorized for issuance, as of December 31, 2025:

Number of securities to be issued upon exercise of outstanding options (in thousands)	3,436
Weighted-average exercise price of outstanding options	76.11
Number of securities remaining available for future issuances under equity compensation plans (in thousands)	5,260
Number of securities issued in connection with the Employee Stock Purchase Plan (in thousands)	65
Number of securities remaining available for future issuance in connection with the Employee Stock Purchase Plan (in thousands)	26

Issuer Purchases of Equity Securities

Share repurchase activity during the three months ended December 31, 2025 was as follows (in thousands, except for average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs
October 1, 2025 - October 31, 2025	190	$70.92	190	$27,366
November 1, 2025 - November 30, 2025	133	$68.19	133	$18,300
December 1, 2025 - December 31, 2025	—	$—	—	$18,300
Total	323		323	

(1) On April 23, 2025, our board of directors approved a share repurchase program with authorization to purchase up to $100 million of our Class A common stock through May 1, 2026.

Use of Proceeds

Not applicable.

Item 6. Reserved

Item 7. Management's discussion and analysis of financial condition and results of operations

Overview

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes and other financial information included elsewhere in this Annual Report. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under "Risk factors" and elsewhere in this Annual Report.

This discussion includes references to non-GAAP financial measures as defined in the rules of the Securities and Exchange Commission ("the SEC"). We present such non-GAAP financial measures, specifically, Core Revenue, Adjusted EBITDA and Adjusted EPS non-GAAP financial measures, as we believe such information is of interest to the investment community because it provides additional meaningful methods of evaluating certain aspects of the Company's operating performance from period to period on a basis that may not be otherwise apparent under U.S. GAAP, and these provide a measure against which our businesses may be assessed in the future.

Our methods of calculating these measures may differ from those used by other companies and therefore comparability may be limited. These financial measures should be viewed in addition to, not in lieu of, the consolidated financial statements for the year ended December 31, 2025. See "Non-GAAP Financial Measures" below for further discussion of our Core Revenue, Adjusted EBITDA and Adjusted EPS non-GAAP financial measures

We are a rapidly growing personal lines independent insurance agency, reinventing the traditional approach to distributing personal lines products and services throughout the United States. We were founded with one vision in mind—to provide clients with superior insurance coverage at the best available price and in a timely manner. By leveraging our differentiated business model and innovative technology platform, we are able to deliver a superior insurance experience to our clients.

The following discussion contains references to the years ended December 31, 2025, December 31, 2024, and December 31, 2023. See Goosehead's Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of the changes from year ended December 31, 2023 to the year ended December 31, 2024.

Financial Highlights for 2025:

- Total revenue increased 16% from 2024 to $365.3 million; Core Revenues*, a non-GAAP measure, of $317.9 million increased 16% over 2024

- Total Written Premiums Placed increased 17% from 2024 to $4.4 billion

- Net income decreased by $4.7 million from 2024 to $44.5 million, or 12% of total revenues

- Adjusted EBITDA*, a non-GAAP measure, increased by 14% from 2024 to $113.6 million, or 31% of total revenues

- Basic earnings per share was $1.11 and Adjusted EPS*, a non-GAAP measure, was $1.86 for the year ended December 31, 2025.

- Policies in Force increased 14% from December 31, 2024 to 1.9 million at December 31, 2025.

- Corporate sales headcount increased 17% from December 31, 2024 to 489 at December 31, 2025.

    ◦ As of December 31, 2025, 261 of these corporate sales agents had less than one year of tenure and 228 had greater than one year of tenure.

- Operating franchises decreased 9% from December 31, 2024 to 1,009 at December 31, 2025.

    ◦ As of December 31, 2025, 87 operating franchises had less than one year of tenure and 922 operating franchisees had greater than one year of tenure.

    ◦ Total franchise agents increased 1% from December 31, 2024 to 2,113 at December 31, 2025.

*Core Revenue, Adjusted EBITDA and Adjusted EPS are non-GAAP measures. Reconciliation of Total Core Revenue to Total Revenue, Adjusted EBITDA to net income and Adjusted EPS to EPS, the most directly comparable financial measures presented in accordance with GAAP, are set forth in "Key performance indicators" below.

Factors affecting our results of operations

We believe that the most significant factors affecting our results of operations include:

- *Investment in growth.* We continue to invest in expanding our national footprint, increasing our revenue-producing headcount, and increasing the level of support provided to our salespeople. Our ability to attract and retain top corporate sales agents and franchise owners, ramp up new agent productivity, and retain existing and future Policies in Force are key to continued profitable growth.

- *Investment in technology.* We continue to develop and invest in our technology platform to drive scalability, adaptability, and efficiency. We believe our significant investment in proprietary technology is a key competitive advantage that supports, and will continue to support, our growth and operating margins.

- *Continued penetration of Franchisees into existing markets.* We will continue to market actively for new franchises in our established markets, which represent over 97% of the U.S. population. We are licensed with the necessary state departments of commerce and insurance and registered as a franchisor in all 50 states in the U.S.

- *Continued retention of existing Book of Business.* We have navigated macroeconomic challenges to maintain high levels of Client Retention. Client Retention is key to future profitability.

- *Increase in margins as business shifts from new to renewal.* Because we are entitled to a higher percentage of Royalty Fees after the first term of a policy and the higher level of back-office support needed during the first term of an insurance policy, the Company begins to see higher levels of profitability on Renewal Revenue. We will focus simultaneously on converting New Business Revenue to Renewal Revenue through our retention efforts, and on continuing to grow New Business Revenue that will convert and allow us to expand our margins in future periods.

- *Strength of the insurance market or particular lines of business.* We generate the majority of our revenues through commissions, which are calculated as a percentage of the total insurance policy premium. A softening of the insurance market or the particular lines of business that are our focus, characterized by a period of declining premium rates, could negatively impact our profitability.

- *Seasonality and cyclicality of housing market conditions.* The majority of our new accounts are sourced by referral sources tied to home closing transactions. Major slowdowns in the various housing markets Goosehead serves, including as a result of changes in prevailing interest rates or U.S. monetary policies that affect interest rates, could impact our ability to generate new business. We experience seasonality and revenue related to the sale of insurance policies throughout the course of a calendar year that is tied to the seasonality of new home sales. Revenue from home insurance leads is higher from April to August and lower from October through January. While this can impact month-to-month or quarter-to-quarter results, we expect productivity to normalize year-over-year.

- *Increases in interest rates.* Our variable rate debt, including our Credit Agreement, exposes us to interest rate risk. If interest rates were to increase, our debt service obligations on our variable rate indebtedness would increase even if the amount borrowed remained the same. To the extent that interest rate risk materializes and is not fully mitigated, the resulting increase in interest expense could have a material adverse effect on our results of operations.

- *Effect of natural or man-made disasters*. Any increases in loss ratios due to natural or man-made disasters could impact our Contingent Commissions, which are primarily driven by both growth and loss ratio metrics.

- *Cost of being a public company*. To operate as a public company, we are required to continue to implement changes in certain aspects of our business and develop, manage, and train management-level and other employees to comply with on-going public company requirements. We also incur expenses as a public company, including public reporting obligations, proxy statements, stockholder meetings, stock exchange fees and transfer agent fees.

Effects of the reorganization on our corporate structure

Goosehead Insurance, Inc. was formed for the purpose of the Offering and to date has only engaged in activities related to Goosehead Financial, LLC. Goosehead Insurance, Inc. is a holding company and its sole material asset is a controlling ownership and profits interest in Goosehead Financial, LLC. All of our business is conducted through Goosehead Financial, LLC and its consolidated subsidiaries, and the financial results of Goosehead Financial, LLC and its consolidated subsidiaries are included in the consolidated financial statements of Goosehead Insurance, Inc. Goosehead Financial, LLC is currently taxed as a partnership for federal income tax purposes and, as a result, its members, including Goosehead Insurance, Inc., pay taxes with respect to their allocable shares of its net taxable income.

Prior redemptions and exchanges of LLC Units have resulted, and we expect future redemptions and exchanges will result in increases in the tax basis in our share of the tangible and intangible assets of Goosehead Financial, LLC that otherwise would not have been available. These increases in tax basis have reduced the amount of tax we are required to pay, and may reduce the amount of tax that we would otherwise be required to pay in the future. The tax receivable agreement requires Goosehead Insurance, Inc. to pay 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize to the Pre-IPO LLC Members. Furthermore, payments under the tax receivable agreement give rise to additional tax benefits and therefore additional payments under the tax receivable agreement itself. See "Item 13. Certain relationships and related transactions, and director independence".

Certain income statement line items

Revenues

In 2025, revenue increased by 16% to $365.3 million from $314.5 million in 2024. Total Written Premium growth, which is the best indicator of future revenue growth, increased 17% to $4.4 billion in 2025 from $3.8 billion in 2024. Total Written Premiums Placed drive our current and future Core Revenue and give us potential opportunities to earn Ancillary Revenue in the form of Contingent Commissions. Our various revenue streams do not equally contribute to the long-term value of Goosehead. For instance, Renewal Revenue and Renewal Royalty Fees are more predictable and have higher margin profiles, thus are higher quality revenue streams for the Company. Alternatively, Contingent Commissions, while high margin, are unpredictable and dependent on insurance company underwriting and forces of nature and thus are lower quality revenue for the Company. Our revenue streams can be viewed in three distinct categories: Core Revenue, Cost Recovery Revenue, and Ancillary Revenue, which are non-GAAP measures. A reconciliation of Core Revenue, Cost Recovery Revenue, and Ancillary Revenue to total revenue, the most directly comparable financial measures presented in accordance with GAAP, are set forth in the "Key performance indicators" section of Management's discussion and analysis of financial condition and results of operations of this Form 10-K.

Core Revenue:

- Renewal Commissions - highly predictable, higher-margin revenue stream, which is managed by our service team.
- Renewal Royalty Fees - highly predictable, higher-margin revenue stream, which is managed by our service team. For policies in their first renewal term, we see an increase in our share of royalties from 20% to 50% on the commission paid by the Carriers.
- New Business Commissions - predictable based on agent headcount and consistent ramp-up of agents, but lower margin than Renewal Commissions because of higher commissions paid to agents and higher back-office costs associated with policies in their first term. This revenue stream has predictably converted into higher-margin Renewal Commissions historically, and we expect this to continue moving forward.
- New Business Royalty Fees - predictable based on franchise agent count and consistent ramp-up of franchises, but lower margin than Renewal Royalty Fees because the Company only receives a royalty fee of 20% on the commissions paid by the Carrier in the first term of every policy and higher back-office costs associated with policies in their first term. This revenue stream has predictably converted into higher-margin Renewal Royalty Fees historically, and we expect this to continue moving forward.
- Agency Fees - although predictable based on agent count, Agency Fees do not renew like New Business Commissions and Renewal Commissions.

Cost Recovery Revenue:

- Initial Franchise Fees - Cost Recovery Revenue stream charged one time per franchise unit that covers the Company's costs to recruit, train, and onboard the franchisee, and to provide ongoing support over the life of the franchise agreement. These fees are fully earned and non-refundable when a franchise attends our initial training and are recognized in revenue over the life of the franchise agreement.

- Interest Income - like Initial Franchise Fees, interest income is a Cost Recovery Revenue stream that reimburses the Company for those franchises on a payment plan. Interest income is recognized over the term of the franchise fee payment plan.

Ancillary Revenue:

- Contingent Commissions - although high margin, Contingent Commissions are unpredictable and susceptible to weather events and Carrier underwriting results. Management does not rely on Contingent Commissions for operating cash flow or budget planning.
- Other Income - book transfer fees, marketing investments from Carriers and other items that are unpredictable and supplemental to other revenue streams.

We discuss below the breakdown of our revenue by stream:

	Years ended December 31,						2025
(in thousands)	2025		2024		2023		% Growth
Core Revenue:							
Renewal Commissions[1]	$ 78,621	22 %	$ 74,938	24 %	$ 70,730	27 %	5 %
Renewal Royalty Fees[2]	170,767	46 %	138,942	44 %	107,524	41 %	23 %
New Business Commissions[1]	27,985	8 %	24,608	8 %	23,411	9 %	14 %
New Business Royalty Fees[2]	30,153	8 %	27,122	9 %	23,168	9 %	11 %
Agency Fees[1]	10,404	3 %	8,127	3 %	8,174	3 %	28 %
Total Core Revenue	317,930	87 %	273,737	87 %	233,007	89 %	16 %
Cost Recovery Revenue:							
Initial Franchise Fees[2]	5,594	2 %	6,620	2 %	11,238	4 %	(15)%
Interest Income	670	— %	932	— %	1,443	1 %	(28)%
Total Cost Recovery Revenue	6,264	2 %	7,552	2 %	12,681	5 %	(17)%
Ancillary Revenue:							
Contingent Commissions[1]	38,376	10 %	31,385	10 %	13,746	5 %	22 %
Other Income[2]	2,734	1 %	1,831	1 %	1,843	1 %	49 %
Total Ancillary Revenue	41,110	11 %	33,216	11 %	15,588	6 %	24 %
Total Revenues	$ 365,304	100 %	$ 314,505	100 %	$ 261,276	100 %	16 %

(1) Renewal Commissions, New Business Commissions, Agency Fees, and Contingent Commissions are included in "Commissions and agency fees" as shown on the Consolidated statements of operations.

(2) Renewal Royalty Fees, New Business Royalty Fees, Initial Franchise Fees, and Other Income are included in "Franchise revenues" as shown on the Consolidated statements of operations.

Core Revenue:

The Company's primary source of revenue is through the placement of insurance policies. We are paid a percentage of the premium from the Carriers in the form of New Business Commissions and, in states which allow it, we charge Agency Fees for the placement of the policy. For policies placed through franchise sales, we receive 20% of the commissions and fees received as New Business Royalties during the first term of the policy. All clients are serviced by our world-class service centers, allowing for predictable retention of our Book of Business. Client retention was 85% as of December 31, 2025. All commissions received in corporate sales after the first term of the policy are recognized as Renewal Commissions, which are higher margin due to lower commissions and servicing costs. For all policies that renew related to franchise sales, we receive as Renewal Royalty Fees 50% of the commissions received from the Carrier, creating a mechanical increase in revenue of 150% in the first renewal term. Renewal Royalty Fees are higher margin compared to New Business Royalty Fees due to lower servicing costs on higher revenue. Because of the lower royalty fees on New Business Commissions as compared to Renewal Commissions, and because we are placing an increasing percentage of Total Written Premium in franchise sales, Core Revenue growth will lag that of Total Written Premium.

Cost Recovery Revenue:

The Company charges every franchise an Initial Franchise Fee, which, on a cash flow basis, helps to cover our costs to recruit, train, onboard, and to provide ongoing support over the life of the franchise agreement. The Company recognizes revenue over the 10-year life of the contract. For franchises that have elected the payment plan, the difference between the pay-in-full and the payment plan amounts is recognized as Interest Income using the interest rate method over the 5-year term of the payment plan.

Ancillary Revenue:

With certain Carriers, the Company has the opportunity to earn additional revenue in the form of Contingent Commissions, typically based on the volume, growth, and loss ratios of the business placed with the select Carriers. The Contingent Commissions are extremely difficult to predict in any given period and can vary greatly from year to year. Although the Company can control the amount of business placed with the Carriers, loss ratios depend on many factors that are outside of our control, such as weather events and Carrier underwriting accuracy. The Company estimates the amount to be received during the period over which the Contingent Commissions are earned.

Below is a summary showing the historical Contingent Commissions as a percentage of Total Written Premiums Placed for the period in which the Contingent Commissions were earned (in thousands).

	Total Written Premium	Contingent Commission Revenue	% of Premium
2023	$ 2,963,984	$ 13,746	0.46 %
2024	3,811,992	31,385	0.82 %
2025	4,448,095	38,376	0.86 %
		3-year average	**0.71 %**

Contingent Commissions can vary significantly from year-to-year and should be viewed over several years. Since 2023, revenue from Contingent Commissions has represented approximately 0.71% of Total Written Premium at year-end. Most of our Contingent Commissions are earned in the year prior to when they are received. For the year ended December 31, 2023, $13.7 million of Contingent Commissions were earned (below our historical average as a percentage of premium), of which $6.9 million was still receivable at December 31, 2023. For the year ended December 31, 2024, $31.4 million of Contingent Commissions were earned (above our historical average as a percentage of premium), of which $25.5 million was still receivable at December 31, 2024. For the year ended December 31, 2025, $38.4 million of Contingent Commissions were earned (above our historical average as a percentage of premium), of which $29.1 million was still receivable at December 31, 2025.

Premium by line of business

We are a distributor of insurance policies in a range of primarily personal lines of business including homeowner's insurance; automotive insurance; dwelling property insurance; flood, wind and earthquake insurance; excess liability or umbrella insurance; specialty lines insurance (motorcycle, recreational vehicle, and other insurance); commercial lines insurance (general liability, property and auto insurance for small businesses) and life insurance. The following table sets forth our Total Written Premium placed by line of business by amount and as a percentage of our Total Written Premium for the periods indicated (*in thousands*):

	Year Ended December 31,					
	2025		2024		2023	
Line of business						
Homeowner	$ 2,816,235	63 %	$ 2,338,616	61 %	$ 1,729,138	58 %
Automotive	1,509,451	34 %	1,367,578	36 %	1,149,737	39 %
Commercial	84,916	2 %	72,804	2 %	57,207	2 %
Other	37,493	1 %	32,994	1 %	27,903	1 %
Total Written Premium	$ 4,448,095	100 %	$ 3,811,992	100 %	$ 2,963,985	100 %

Expenses

Due to our organic-focused growth strategy, virtually all of our investments in future growth are in people and technology. The majority of our investments in people, such as in sales and service functions, are not capitalizable and are recognized immediately on our statement of operations, while investments in software are capitalized as intangible assets and recognized as expense over the useful life of the software.

Employee compensation and benefits. Employee compensation and benefits is our largest expense and consists of (a) base compensation comprising salary, bonuses, commissions, and benefits paid and payable to employees, and (b) stock option awards for our senior employees. We expect to continue to experience a general rise in compensation and benefits expense commensurate with expected growth in headcount and with the need to maintain competitive compensation levels as we expand geographically and create new products and services.

General and administrative expenses. General and administrative expenses include technology, travel, professional services, marketing and advertising, occupancy, depreciation and other costs associated with our operations. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the number of our employees and the overall size and scale of our business operations.

Key performance indicators

Our key operating metrics are discussed below:

Total Written Premium

Total Written Premium represents the total amount of current (non-cancelled) gross premium that is placed with Goosehead's portfolio of Carriers for a reporting period. We believe that Total Written Premium is an appropriate measure of operating performance because it reflects growth of our business relative to other insurance agencies.

For the year ended December 31, 2025, we had $4.4 billion in Total Written Premium, representing a 17% increase, compared to $3.8 billion for the year ended December 31, 2024. The following table shows Total Written Premium by channel for the years ended 2025 and 2024 *(in thousands)*.

	Year Ended December 31		% Change
	2025	**2024**	
Corporate Sales Total Written Premium	$ 793,735	$ 765,485	4 %
Franchise Sales Total Written Premium	3,654,360	3,046,507	20 %
Total Written Premium	$ 4,448,095	$ 3,811,992	17 %

Policies in Force

Policies in Force means the total count of current (non-cancelled) policies placed with Goosehead's portfolio of Carriers as of a reported date. We believe that Policies in Force is an appropriate measure of operating performance because it reflects growth of our business relative to other insurance agencies.

As of December 31, 2025, we had 1,900,000 Policies in Force compared to 1,674,000 as of December 31, 2024, representing a 14% increase.

NPS

Net Promoter Score (NPS) is calculated based on a single question: "How likely are you to refer Goosehead Insurance to a friend, family member or colleague?" Clients that respond with a 6 or below are Detractors, with a 7 or 8 are Passives, and with a 9 or 10 are Promoters. NPS is calculated by subtracting the percentage of Detractors from the percentage of Promoters. For example, if 50% of respondents were Promoters and 10% were Detractors, NPS is a 40. NPS is a useful gauge of the loyalty of client relationships and can be compared across companies and industries. NPS is calculated on a trailing twelve-month basis.

NPS has decreased to 77 as of December 31, 2025 from 89 at December 31, 2024.

Client Retention

Client Retention is calculated by comparing the number of all clients that had at least one policy in force twelve months prior to the date of measurement and still have at least one policy in force at the date of measurement. We believe Client Retention is useful as a measure of how well Goosehead retains clients year-over-year and minimizes defections.

Client Retention increased to 85% at December 31, 2025 when compared to 84% at December 31, 2024, reflecting continued execution by our service teams in delivering highly differentiated service levels and moderating premium rate increases. Our retention rate is even stronger on a premium basis, driven from increases in premium taken by our Carriers and additional coverages sold by our sales agents. In 2025, we retained 90% of the premiums we distributed in 2024, a decrease from premium retention in 2024 of 98%.

New Business Revenue

New Business Revenue is commissions received from the Carrier, Agency Fees received from clients, and Royalty Fees relating to policies in their first term.

For the year ended December 31, 2025, New Business Revenue grew 15% to $68.5 million, from $59.9 million for the year ended December 31, 2024. Growth in New Business Revenue is primarily attributable to increases in the number of sales agents, growth in Franchise productivity, and rising premium rates.

Any diminished capacity of Carriers to place new business (including as a result of 2025 wildfires in Southern California, severe floods in Central Texas, or other natural disasters) could slow the growth of our New Business Revenue in the future.

Renewal Revenue

Renewal Revenue is commissions received from the Carrier and Royalty Fees from franchises after the first term of a policy.

For the year ended December 31, 2025, Renewal Revenue grew 17% to $249.4 million, from $213.9 million for the year ended December 31, 2024. Growth in Renewal Revenue was driven primarily by an increase in the number of policies in a renewal term assisted by Client Retention of 85% at December 31, 2025, and premium rate increases over the prior year. The increase during the year ended December 31, 2025 also reflects the release of the constraint on certain variable consideration related to policies placed and made effective in previous periods.

Increases in premium rates may continue to exert pressure on client retention and could slow the growth of our Renewal Revenue in the future.

Non-GAAP Financial Measures

Core Revenue, Cost Recovery Revenue, Ancillary Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted EPS are not measures of financial performance under GAAP and should not be considered substitutes for total revenue, net income, net income margin or earnings per share, which we consider to be the most directly comparable GAAP measure. We refer to these measures as "non-GAAP financial measures." We consider these non-GAAP financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period by excluding potential differences caused by variations in capital structures, tax position, depreciation, amortization and certain other items that we believe are not representative of our core business. Core Revenue, Cost Recovery Revenue, Ancillary Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted EPS have limitations as analytical tools, and when assessing our operating performance, you should not consider Core Revenue, Cost Recovery Revenue, Ancillary Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, or Adjusted EPS in isolation or as substitutes for net income, earnings per share or other consolidated income statement data prepared in accordance with GAAP. Other companies may calculate Core Revenue, Cost Recovery Revenue, Ancillary Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted EPS differently than we do, limiting their usefulness as comparative measures.

Core Revenue

Core Revenue is a supplemental measure of our performance and includes Renewal Commissions, Renewal Royalty Fees, New Business Commissions, New Business Royalty Fees, and Agency Fees. We believe that Core Revenue is an appropriate measure of operating performance because it summarizes all of our revenues from sales of individual insurance policies.

Core Revenue increased by $44.2 million, or 16%, to $317.9 million for the year ended December 31, 2025 from $273.7 million for the year ended December 31, 2024. The primary drivers of the increase from December 31, 2024 to December 31, 2025 are an increase in policies in their renewal term, assisted by Client Retention of 85% at December 31, 2025; the release of the constraint on certain variable consideration related to policies placed and made effective in previous periods; more new policies written driven by increases in the number of sales agents and growth in Franchise productivity; and rising premium rates.

Cost Recovery Revenue

Cost Recovery Revenue is a supplemental measure of our performance and includes Initial Franchise Fees and Interest Income. We believe that Cost Recovery Revenue is an appropriate measure of operating performance because it summarizes revenues that are viewed by management as cost recovery mechanisms.

Cost Recovery Revenue decreased by $1.3 million, or 17%, to $6.3 million for the year ended December 31, 2025 from $7.6 million for the year ended December 31, 2024. The primary drivers of the decrease were a decrease in total franchises and fewer franchise terminations during the period, resulting in less acceleration of initial franchise fee revenue.

Ancillary Revenue

Ancillary Revenue is a supplemental measure of our performance and includes Contingent Commissions and Other Income. We believe that Ancillary Revenue is an appropriate measure of operating performance because it summarizes revenues that are ancillary to our core business.

Ancillary Revenue increased by $7.9 million, or 24%, to $41.1 million for the year ended December 31, 2025 from $33.2 million for the year ended December 31, 2024. The primary drivers of the increase from December 31, 2024 to December 31, 2025 were an increase in Total Written Premium and receiving and qualifying for additional Contingent Commissions, assisted by improved loss ratios.

Contingent Commissions are inherently volatile as they are based on carrier underwriting profitability and may be impacted by catastrophic losses resulting from natural or man-made disasters.

Adjusted EBITDA

Adjusted EBITDA is a supplemental measure of our performance. We believe that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of items that do not relate to underlying business performance. Adjusted EBITDA is defined as net income (the most directly comparable GAAP measure) before interest, income taxes, depreciation and amortization, adjusted to exclude equity-based compensation, impairment expense, and other non-operating items, including, among other things, certain non-cash charges and certain non-recurring or non-operating gains or losses.

Adjusted EBITDA increased by $13.7 million, or 14%, to $113.6 million for the year ended December 31, 2025, from $99.9 million for the year ended December 31, 2024, driven by a 16% increase in Core Revenue, a $7.0 million increase in high-margin Contingent Commissions, partially offset by growth of 19% in employee compensation and benefits excluding equity-based compensation and 15% in general and administrative expenses excluding impairment. Additionally, the increase for the year ended December 31, 2025 included $4.0 million of Renewal Revenues recognized due to the release of a constraint on certain variable consideration related to policies placed and made effective in previous periods.

Adjusted EBITDA Margin

Adjusted EBITDA Margin is Adjusted EBITDA as defined above, divided by total revenue excluding other non-operating items. Adjusted EBITDA Margin is helpful in measuring profitability of operations on a consolidated level. For the year ended December 31, 2025, Adjusted EBITDA Margin was 31% compared to 32% for the year ended December 31, 2024. The Adjusted EBITDA margin decrease came as a result of employee compensation and benefits, excluding equity-based compensation, growing faster than total revenue.

Adjusted EPS

Adjusted EPS is a supplemental measure of our performance, defined as earnings per share (the most directly comparable GAAP measure) before non-recurring or non-operating income and expenses, adjusted to assume a single class of stock (Class A) and assuming noncontrolling interest does not exist. Adjusted EPS is a useful measure to management because it eliminates the impact of items that do not relate to business performance and helps compare companies that may not have a dual-share class structure.

Adjusted EPS decreased by $0.13 to $1.86 for the year ended December 31, 2025, from $1.99 for the year ended December 31, 2024, driven by a decrease in basic EPS and equity-based compensation, partially offset by an increase in impairment and other gains and losses.

GAAP to Non-GAAP Reconciliations

The following table shows a reconciliation of total revenues to other non-GAAP measures of revenue for the years ended December 31, 2025, 2024, and 2023 *(in thousands)*:

		Year ended December 31,				
		2025		**2024**		**2023**
Total Revenues	$	365,304	$	314,505	$	261,276
Core Revenue:						
Renewal Commissions[1]	$	78,621	$	74,938	$	70,730
Renewal Royalty Fees[2]		170,767		138,942		107,524
New Business Commissions[1]		27,985		24,608		23,411
New Business Royalty Fees[2]		30,153		27,122		23,168
Agency Fees[1]		10,404		8,127		8,174
Total Core Revenue		317,930		273,737		233,007
Cost Recovery Revenue:						
Initial Franchise Fees[2]		5,594		6,620		11,238
Interest Income		670		932		1,443
Total Cost Recovery Revenue		6,264		7,552		12,681
Ancillary Revenue:						
Contingent Commissions[1]		38,376		31,385		13,746
Other Income[2]		2,734		1,831		1,843
Total Ancillary Revenue		41,110		33,216		15,588
Total Revenues	$	365,304	$	314,505	$	261,276

(1) Renewal Commissions, New Business Commissions, Agency Fees, and Contingent Commissions are included in "Commissions and agency fees" as shown on the Consolidated statements of operations.

(2) Renewal Royalty Fees, New Business Royalty Fees, Initial Franchise Fees, and Other Income are included in "Franchise revenues" as shown on the Consolidated statements of operations.

The following table shows a reconciliation from net income to Adjusted EBITDA for the years ended December 31, 2025, 2024, and 2023 *(in thousands)*:

		Year ended December 31,				
		2025		**2024**		**2023**
Net income	$	44,451	$	49,113	$	23,696
Interest expense		23,793		7,339		6,568
Depreciation and amortization		11,270		10,453		9,244
Tax expense (benefit)		6,397		(2,413)		2,692
Equity-based compensation		23,375		27,971		23,989
Impairment and other gains and losses		4,505		347		3,628
Other (income) expense		(192)		7,101		—
Adjusted EBITDA	$	113,599	$	99,911	$	69,817
Net Income Margin[1]		12 %		16 %		9 %
Adjusted EBITDA Margin[2]		31 %		32 %		27 %

(1) Net Income Margin is calculated as Net Income divided by Total Revenue ($44,451 / $365,304), ($49,113 / $314,505), and ($23,696 / $261,276) for the years ended December 31, 2025, 2024, and 2023, respectively.

(2) Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by Total Revenue excluding other non-operating items ($113,599 / $365,304), ($99,911 / $314,505), and ($69,817 /$261,276) for the years ended December 31, 2025, 2024, and 2023, respectively.

The following tables show a reconciliation from basic earnings per share to Adjusted EPS for the years ended December 31, 2025, 2024, and 2023. Note that totals may not sum due to rounding:

	Year ended December 31,					
	2025		**2024**		**2023**	
Earnings per share - basic (GAAP)	$	1.11	$	1.23	$	0.59
Add: equity-based compensation[1]		0.63		0.75		0.64
Add: impairment and other gains and losses[2]		0.12		0.01		0.10
Adjusted EPS (non-GAAP)	$	1.86	$	1.99	$	1.33

(1) Calculated as equity-based compensation divided by the sum of the weighted average number of shares of Class A common stock and Class B common stock outstanding during the period 2025 - [$23.4 million / (25.0 million + 12.2 million)] 2024 - [$28.0 million / (24.7 million + 12.7 million)] 2023 - [$24.0 million / (23.9 million + 13.8 million)]

(2) Calculated as impairment and other gains and losses divided by the sum of the weighted average number of shares of Class A common stock and Class B common stock [$4.5 million / (25.0 million + 12.2 million)] for the year ended December 31, 2025, [$0.3 million/ (24.7 million + 12.7 million)] for the year ended December 31, 2024, and [$3.6 million/ (23.9 million + 13.8 million)] for the year ended December 31, 2023.

Consolidated results of operations

The following is a discussion of our consolidated results of operations for each of the years ended December 31, 2025, 2024, and 2023. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP. For further discussion regarding our consolidated results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023, refer to "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The following table summarizes our results of operations for the years ended December 31, 2025, 2024, and 2023 (*in thousands*):

	Year Ended December 31,					
	2025		2024		2023	
Revenues:						
Commissions and agency fees	$ 155,386	43 %	$ 139,059	44 %	$ 116,061	44 %
Franchise revenues	209,248	57 %	174,514	56 %	143,772	55 %
Interest income	670	— %	932	— %	1,443	1 %
Total revenues	365,304	100 %	314,505	100 %	261,276	100 %
Operating Expenses:						
Employee compensation and benefits	196,364	67 %	172,942	68 %	152,604	67 %
General and administrative expenses	81,379	28 %	67,069	27 %	62,111	27 %
Bad debts	1,842	1 %	2,901	1 %	4,361	2 %
Depreciation and amortization	11,270	4 %	10,453	4 %	9,244	4 %
Total operating expenses	290,855	100 %	253,365	100 %	228,320	100 %
Income from operations	74,449		61,140		32,956	
Other Income:						
Interest expense	(23,793)		(7,339)		(6,568)	
Other income (expense)	192		(7,101)		—	
Income before taxes	50,848		46,700		26,388	
Tax expense (benefit)	6,397		(2,413)		2,692	
Net Income	44,451		49,113		23,696	
Less: net income attributable to noncontrolling interests	16,620		18,687		9,556	
Net Income attributable to Goosehead Insurance, Inc.	$ 27,831		$ 30,426		$ 14,140	

Revenues

In 2025, revenue increased by 16% to $365.3 million from $314.5 million in 2024.

Commissions and agency fees

Commissions and agency fees consist of Core Revenue from New Business Commissions, Renewal Commissions, and Agency Fees, and Ancillary Revenue from Contingent Commissions generated from corporate sales.

The following table sets forth our commissions and agency fees by amount and as a percentage of our revenues for the periods indicated (*in thousands*):

	Year Ended December 31,					
	2025		2024		2023	
Core Revenue:						
Renewal Commissions	$ 78,621	50 %	$ 74,938	54 %	$ 70,730	61 %
New Business Commissions	27,985	18 %	24,608	18 %	23,411	20 %
Agency Fees	10,404	7 %	8,127	6 %	8,174	7 %
Total	117,010	75 %	107,673	77 %	102,315	88 %
Ancillary Revenue:						
Contingent Commissions	38,376	25 %	31,385	23 %	13,746	12 %
Commissions and agency fees	$ 155,386	100 %	$ 139,059	100 %	$ 116,061	100 %

Renewal Commissions increased by $3.7 million, or 5%, to $78.6 million for the year ended December 31, 2025 from $74.9 million for the year ended December 31, 2024. This increase is primarily attributable to the recognition of

$3.0 million due to the release of the constraint on certain variable consideration related to policies placed and made effective in previous periods as well as an increase in the number of policies in the renewal term from December 31, 2024 to December 31, 2025, assisted by client retention of 85% and premium rate increases.

New Business Commissions increased by $3.4 million, or 14%, to $28.0 million for the year ended December 31, 2025 from $24.6 million for the year ended December 31, 2024. This increase in New Business Commissions was primarily attributable to an increase in total sales agent head count to 489 at December 31, 2025, from 417 at December 31, 2024, a 17% increase. Revenue from Agency Fees increased by $2.3 million, or 28%, to $10.4 million for the year ended December 31, 2025 from $8.1 million for the year ended December 31, 2024. This increase in Agency Fees was primarily attributable to increases in the average fee charged as well as an increase in the number of policies written where an agency fee was charged.

Revenue from Contingent Commissions increased by $7.0 million, or 22%, to $38.4 million for the year ended December 31, 2025, from $31.4 million for the year ended December 31, 2024. The increase is primarily attributable to growth in Total Written Premium as well as receiving and qualifying for additional Contingent Commissions.

Franchise Revenues

Franchise Revenues consist of Core Revenues from Royalty Fees, Cost Recovery Revenues from Initial Franchise Fees, and Ancillary Revenues from Other Franchise Revenues.

The following table sets forth our franchise revenues by amount and as a percentage of our revenues for the periods indicated (*in thousands*):

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
Core Revenues:						
Renewal Royalty Fees	$ 170,767	82 %	$ 138,942	80 %	$ 107,524	75 %
New Business Royalty Fees	30,153	14 %	27,122	16 %	23,168	16 %
Total	200,920	96 %	166,064	96 %	130,692	91 %
Cost Recovery Revenues:						
Initial Franchise Fees	5,594	3 %	6,620	4 %	11,238	8 %
Ancillary Revenues:						
Other Franchise Revenues	2,734	1 %	1,831	1 %	1,843	1 %
Franchise revenues	$ 209,248	100 %	$ 174,514	100 %	$ 143,772	100 %

Revenue from Renewal Royalty Fees increased by $31.8 million, or 23%, to $170.8 million, for the year ended December 31, 2025 from $138.9 million for the year ended December 31, 2024. The increase in revenue from Renewal Royalty Fees was primarily attributable to an increase in the number of policies in the renewal term from December 31, 2024 to December 31, 2025, assisted by client retention of 85% and premium rate increases. The increase was also impacted by the recognition of $1.0 million due to the release of the constraint on certain variable consideration related to policies placed and made effective in previous periods.

Revenue from New Business Royalty Fees increased by $3.0 million, or 11%, to $30.2 million for the year ended December 31, 2025 from $27.1 million for the year ended December 31, 2024. The increase in revenue from New Business Royalty Fees was driven primarily by an increase in the number of franchise agents, an increase in Franchise productivity, and rising premium rates.

Initial Franchise Fee revenue decreased by $1.0 million, or 15%, to $5.6 million for the year ended December 31, 2025 from $6.6 million for the year ended December 31, 2024. The primary drivers of the decrease in Initial Franchise Fees were a decrease in total franchises and lower turnover of franchises during the period, which avoids accelerated recognition of Initial Franchise Fees for terminated franchises.

Interest Income

Interest Income decreased to $0.7 million for 2025 compared to $0.9 million for 2024, driven by fewer franchises on a payment plan in the current period.

Expenses

Employee compensation and benefits

Employee compensation and benefits expenses increased by $23.4 million, or 14%, to $196.4 million for 2025 from $172.9 million for 2024. The increase was primarily related to investments in corporate producers and our service and technology functions, partially offset by a decrease in equity-based compensation.

General and administrative expenses

General and administrative expenses increased by $14.3 million, or 21%, to $81.4 million for 2025 from $67.1 million for 2024. This increase was primarily attributable to increases in spend on technology and professional services as well as an increase of $4.3 million in asset impairment charges.

Bad debts

Bad debts decreased by $1.1 million, or 36%, to $1.8 million for 2025 from $2.9 million for 2024. This decrease was primarily attributable to lower franchise turnover and an increase in average cash collections relative to revenue recognized for terminated franchises on the payment plan.

Depreciation and amortization

Depreciation and amortization increased by $0.8 million, or 8%, to $11.3 million for 2025 from $10.5 million for 2024. This increase was primarily attributable to the increase in investments in software development during 2025.

Interest expense

Interest expense increased by $16.5 million, or 224%, to $23.8 million for 2025 from $7.3 million for 2024. This increase is attributable to an increase in total borrowings outstanding.

Other income (expense)

Other income (expense) consists of interest earned on cash deposits, loss on debt extinguishment, debt modification expense, and operating remeasurements of our tax receivable agreement liability. Other income (expense) increased by $7.3 million to $0.2 million for 2025, primarily due to remeasurements of our tax receivable agreement liability during 2024 due to increases in our effective tax rate as we identified additional state filing requirements.

Tax expense (benefit)

Tax expense (benefit) increased by $8.8 million, or 365%, to $6.4 million expense for 2025 from $2.4 million benefit for 2024. This increase is primarily attributable to the increase in income before taxes during 2025 and the benefit in 2024 attributable to the remeasurement of our deferred tax assets due to increases in our effective tax rate as we identified additional state filing requirements.

Liquidity and capital resources

Historical liquidity and capital resources

We have managed our historical liquidity and capital requirements primarily through the receipt of revenues from our corporate and franchise sales. Our primary cash flow activities involve: (1) generating cash flow from Commissions and Fees, which largely includes New Business Commissions, Renewal Commissions and Agency Fees; (2) generating cash flow from Franchise Revenue operations, which largely includes Royalty Fees and Initial Franchise Fees; (3) borrowings, interest payments and repayments under our credit agreement; and (4) issuing shares of Class A common stock. As of December 31, 2025, our unrestricted cash and cash equivalents, and restricted cash was $37.9 million. We have used cash flow from operations primarily to pay compensation and related expenses; general, administrative and other expenses; investments in strategic technologies; debt service; special dividends, share repurchases, and distributions to our owners.

Credit agreement

See "Note 9. Debt" in the consolidated financial statements included herein for a discussion of the Company's credit facilities.

Comparative cash flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Year Ended December 31		
	2025	2024	2023
Net cash provided by operating activities	$ 91,757	$ 71,544	$ 50,833
Net cash used for investing activities	(23,543)	(12,419)	(19,182)
Net cash used for financing activities	(88,250)	(45,199)	(17,991)
Net increase (decrease) in cash and cash equivalents	(20,036)	13,926	13,660
Cash and cash equivalents, and restricted cash, beginning of period	57,973	44,047	30,387
Cash and cash equivalents, and restricted cash, end of period	$ 37,937	$ 57,973	$ 44,047

Operating activities

Net cash provided by operating activities was $91.8 million for 2025 as compared to net cash provided by operating activities of $71.5 million for 2024. The increase in net cash provided by operating activities was primarily attributable to an increase in revenues of $50.8 million, including improved cash collections on commissions and agency fees. This increase was partially offset by a $37.5 million increase in operating expenses, which included noncash impairment expense of $4.7 million. Operating activities also reflected a $9.6 million operating increase in our deferred tax assets.

Investing activities

Net cash used for business investment activities was $23.5 million for 2025 as compared to net cash used for business investment activities of $12.4 million for 2024. This increase in net cash used in business investment activities was primarily attributable to a $4.9 million increase in purchases of books of business and a $4.7 million increase in cash purchases of property and equipment.

Financing activities

Net cash used for financing activities was $88.3 million for 2025 as compared to net cash used for financing activities of $45.2 million for 2024. This increase in net cash used for financing activities was primarily driven by issuance of a $300.0 million term loan, which was used to repay our previous term loan of $93.1 million and fund a special distribution and dividend of $205.0 million. We also made share repurchases during the year of $81.7 million.

Future sources and uses of liquidity

Our sources of liquidity are (1) cash on hand, (2) net working capital, (3) cash flows from operations and (4) our Revolving Credit Facility or other sources of debt financing. Based on our current expectations, we believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the foreseeable future.

Our primary liquidity needs comprise cash to (1) provide capital to facilitate the organic growth of our business, (2) pay operating expenses, including cash compensation to our employees, (3) make payments under the tax receivable agreement, (4) pay interest and principal due on borrowings under our Credit Agreement (5) pay income taxes, (6) repurchase shares under our Share Repurchase Program, and (7) pay dividends when deemed advisable by our board of directors.

Dividend policy

Assuming Goosehead Financial, LLC makes distributions to its members in any given year, the determination to pay dividends, if any, to our Class A common stockholders out of the portion, if any, of such distributions remaining after our payment of taxes and tax receivable agreement payments (any such portion, an "excess distribution") will be made at the sole discretion of our board of directors. Our board of directors may change our dividend policy at any time. See "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities — Dividend policy".

Share Repurchase Program

On April 24, 2024, our board of directors approved a share repurchase program with authorization to purchase up to $100 million of our Class A common stock, which expired on March 31, 2025. On April 23, 2025, our board of directors approved a new share repurchase program with authorization to purchase up to $100 million of our Class A common stock through May 1, 2026. On February 17, 2026, our board of directors extended our share repurchase program, increasing the authorization by $180.0 million and extending the program through May 1, 2027. See "Note 11. Stockholders' Equity" in the consolidated financial statements included herein for a discussion of the repurchase programs.

Tax receivable agreement

We entered into the tax receivable agreement with the Pre-IPO LLC Members on May 1, 2018 that provides for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Insurance, Inc.'s assets and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. See "Item 13. Certain relationships and related transactions, and director independence".

Holders of Goosehead Financial, LLC Units (other than Goosehead Insurance, Inc.) may, subject to certain conditions and transfer restrictions described above, redeem or exchange their LLC Units for shares of Class A common stock of Goosehead Insurance, Inc. on a one-for-one basis. Goosehead Financial, LLC has made an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code") effective for each taxable year in which a redemption or exchange of LLC Units for shares of Class A common stock occurs, which has resulted and is expected to result in increases to the tax basis of the assets of Goosehead Financial, LLC at the time of a redemption or exchange of LLC Units. Prior redemptions and exchanges have resulted, and we expect future redemptions and exchanges will result in increases in the tax basis of the tangible and intangible assets of Goosehead Financial, LLC. These increases in tax basis have reduced the amount of tax we are required to pay, and may reduce the amount of tax that Goosehead Insurance, Inc. would otherwise be required to pay in the future. We have entered into a tax receivable agreement with the Pre-IPO LLC Members that provides for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Insurance, Inc.'s assets resulting from (a) the purchase of LLC Units from any of the Pre-IPO LLC Members using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units for shares of our Class A common stock or (c) payments under the tax receivable agreement and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement. This payment obligation is an obligation of Goosehead Insurance, Inc. and not of Goosehead Financial, LLC. For purposes of the tax receivable agreement, the cash tax savings in income tax will be computed by comparing the actual income tax liability of Goosehead Insurance, Inc. (calculated with certain assumptions) to the amount of such taxes that Goosehead Insurance, Inc. would have been required to pay had there been no increase to the tax basis of the assets of Goosehead Financial, LLC as a result of the redemptions or exchanges and had Goosehead Insurance, Inc. not entered into the tax receivable agreement. Estimating the amount of payments that may be made under the tax receivable agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. While the actual increase in tax basis from future purchases, redemptions or exchanges, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges, the price of shares of our Class A common stock at the time of the redemption or exchange, the extent to which such redemptions or exchanges are taxable and the amount and timing of our income. See "Item 13. Certain relationships and related transactions, and director independence". We historically accounted, and anticipate that we will continue to account for the effects of these increases in tax basis and associated payments under the tax receivable agreement arising from redemptions or exchanges as follows:

- we will record an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal and state tax rates at the date of the redemption or exchange;

- to the extent we estimate that we will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, our expectation of future earnings, we will reduce the deferred tax asset with a valuation allowance; and

- we will record 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the liability due under the tax receivable agreement and the remaining 15% of the estimated realizable tax benefit as an increase to additional paid-in capital.

All of the effects of changes in any of our estimates after the date of the redemption or exchange will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

Contractual obligations, commitments and contingencies

The following table represents our contractual obligations as of December 31, 2025, aggregated by type.

| (in thousands) | Total | Contractual obligations, commitments and contingencies | | | |
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases[1]	$ 70,861	$ 11,483	$ 25,431	$ 19,533	$ 14,414
Debt obligations payable[2]	298,502	2,993	5,986	5,986	283,537
Interest expense[3]	119,514	20,352	40,144	39,270	19,748
Liabilities under tax receivable agreement[4]	171,922	6,237	21,058	41,135	103,492
Total	$ 660,799	$ 41,065	$ 92,619	$ 105,924	$ 421,191

(1) The Company leases its facilities under non-cancelable operating leases. In addition to monthly lease payments, the lease agreements require the Company to reimburse the lessors for its portion of operating costs each year. Rent expense was $6.8 million, $7.5 million, and $7.8 million for years ending December 31, 2025, 2024, and 2023.

(2) The Company entered into a new credit agreement on January 8, 2025 for a $300 million term loan and a $75 million revolving credit facility, of which nothing was drawn as of December 31, 2025. See "Note 9. Debt" under Part II, Item 8 of this Form 10-K.

(3) Interest payments on our outstanding debt obligations under our Credit Agreement. Our debt obligations have variable interest rates. We have calculated future interest obligations based on the interest rate for our debt obligations as of December 31, 2025.

(4) See "Item 7. Management's discussion and analysis of financial condition and results of operation - Tax receivable agreement."

Critical accounting policies and estimates

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See "Item 8. Financial statements and supplementary data - Summary of significant accounting policies" for a summary of our significant accounting policies, and discussion of recent accounting pronouncements.

Revenue recognition

Goosehead provides personal and commercial property and casualty insurance brokerage services for its clients through a network of corporate-owned offices and franchise units. Goosehead is compensated for the insurance brokerage services that it provides for clients in the form of commission revenue, agency fees, royalty fees, and contingent commissions.

The transaction price for commissions revenue and royalty fees is set as an estimate of the variable consideration to be received for the current policy term. This estimate includes the fixed consideration due based on the contractual terms of the current policy and adjustments for estimates of modifications of the contractual terms of the current policy and/or termination of the policy before the end of the current term. This variable consideration is constrained to the extent that it is probable there will not be a significant reversal of revenue. The Company adjusts its estimate of revenue recognized for commissions and royalty fees based on cash collections during the term of the policy. Commissions revenue is earned at a point in time on the effective date of the policy. Royalty fees are earned over time as the underlying policies are placed.

The transaction price for contingent commissions is estimated based on all available information and constrained such that it is probable there will not be a significant reversal of revenue. Contingent commissions revenue is recognized over time as the Company completes its performance obligations as the underlying policies are placed and other contractual obligations are met.

Certain costs to obtain or fulfill a contract are capitalized. The Company capitalizes the incremental costs to obtain franchise contracts. These deferred costs are amortized over the expected life of the underlying franchise fee and are included in Other assets in the Company's consolidated balance sheet as of December 31, 2025.

Liabilities under tax receivable agreement

In connection with the Offering, we entered into a tax receivable agreement with the Pre-IPO LLC Members that provides for the payment by us to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Goosehead Financial, LLC's assets resulting from (a) the acquisition of LLC Units using the net proceeds from any future offering, (b) redemptions or exchanges by the Pre-IPO LLC Members of LLC Units and the corresponding number of shares of Class B common stock for shares of our Class A common stock or (c) payments under the tax receivable agreement, and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement.

The actual increase in tax basis from future redemptions and exchanges, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Units held by Pre-IPO LLC Members, the price of our Class A common stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the tax rates then applicable and the portion of our payments under the tax receivable agreement constituting imputed interest.

As of December 31, 2025, as a result of the prior redemptions of LLC Units, we recognized liabilities totaling $171.9 million relating to our obligations under the tax receivable agreement.

Item 7A. Quantitative and qualitative disclosure of market risks

Market risk is the potential loss arising from adverse changes in market rates and prices, such as premium amounts, interest rates, and equity prices. We are exposed to market risk through our Book of Business and borrowings under our Credit Agreement.

Insurance premium pricing within the P&C insurance industry has historically been cyclical, based on the underwriting capacity of the insurance industry and economic conditions. External events, such as terrorist attacks and man-made and natural disasters can also have significant impacts on the insurance market. We use the terms "soft market" and "hard market" to describe the business cycles experienced by the industry. A soft market is an insurance market characterized by a period of declining premium rates, which can negatively affect commissions earned by insurance agents. A hard market is an insurance market characterized by a period of rising premium rates, which, absent other changes, can positively affect commissions earned by insurance agents.

The Company represents over 200 insurance carriers, of which 76 provide national coverage. During 2025, two carriers represented more than 10% of total revenue at 19% and 13%.

As of December 31, 2025, we had $298.5 million of borrowings outstanding under our Credit Agreement, which bears interest on a floating basis tied to SOFR and therefore is subject to changes in the associated interest expense. The effect of an immediate hypothetical 10% change in interest rates would not have a material effect on our consolidated financial statements.

Item 8. Financial statements and supplementary data

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Goosehead Insurance, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goosehead Insurance, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Commissions and Agency Fees and Franchise Revenues – New and Renewal Commissions and New and Renewal Royalty Fees — Refer to Note 3 to the financial statements

Critical Audit Matter Description

Goosehead is compensated for the insurance brokerage services that it provides for clients in the form of commission revenue, agency fees, royalty fees, and contingent commissions. The transaction price for commissions and royalty fees revenue is set as an estimate of the variable consideration to be received for the current policy term. This estimate includes fixed consideration due based on the contractual terms of the current policy, adjustments for estimates of modifications of the contractual terms of the current policy and/or termination of the policy before the end of the current term, and constraint of the variable consideration to the extent that it is probable there will not be a significant reversal of revenue.

We identified commissions revenue, consisting of renewal and new business commissions, and royalty fees revenue, consisting of renewal and new business royalty fees, as a critical audit matter because of the judgments and assumptions necessary for management to estimate the variable consideration to be received for the current policy term. This required a high degree of auditor judgment when performing audit procedures to evaluate the reasonableness of management's estimates of variable consideration and required extensive audit effort when performing those audit procedures due to the volume of commissions contracts.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of the variable consideration in recognizing revenue for renewal and new business commissions and renewal and new business royalty fees revenue included the following, among others:

- For a sample of commissions and royalty fees revenue transactions, we tested the recording of cash receipts by agreeing the amounts recognized to source documents.

- We developed an independent expectation of the variable consideration estimates for commissions and royalty fees revenue based on historical policy and commissions data.

- We evaluated management's variable consideration estimates for commissions and royalty fees revenue made at year end by performing the following:

  ◦ Tested the mathematical accuracy of management's calculation of the variable consideration estimates.

  ◦ Tested the accuracy and completeness of underlying data, including historical policy and commissions data, used in management's calculation of the variable consideration estimates.

- We performed retrospective reviews of management's variable consideration estimates to identify potential bias in the determination of commissions and royalty fees revenue.

- We evaluated whether publicly available information contradicted management's assumptions.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 19, 2026
We have served as the Company's auditor since 2017.

Goosehead Insurance, Inc.
Consolidated statements of operations

(In thousands, except per share amounts)

	Year Ended December 31,		
	2025	2024	2023
Revenues:			
Commissions and agency fees	$ 155,386	$ 139,059	$ 116,061
Franchise revenues	209,248	174,514	143,772
Interest income	670	932	1,443
Total revenues	365,304	314,505	261,276
Operating Expenses:			
Employee compensation and benefits	196,364	172,942	152,604
General and administrative expenses	81,379	67,069	62,111
Bad debts	1,842	2,901	4,361
Depreciation and amortization	11,270	10,453	9,244
Total operating expenses	290,855	253,365	228,320
Income from operations	74,449	61,140	32,956
Other Income:			
Interest expense	(23,793)	(7,339)	(6,568)
Other income (expense)	192	(7,101)	—
Income before taxes	50,848	46,700	26,388
Tax expense (benefit)	6,397	(2,413)	2,692
Net Income	44,451	49,113	23,696
Less: net income attributable to noncontrolling interests	16,620	18,687	9,556
Net Income attributable to Goosehead Insurance, Inc.	$ 27,831	$ 30,426	$ 14,140
Earnings per share:			
Basic	$ 1.11	$ 1.23	$ 0.59
Diluted	$ 1.04	$ 1.16	$ 0.55
Weighted average shares of Class A common stock outstanding:			
Basic	24,975	24,657	23,929
Diluted	38,103	38,301	38,356

See Notes to the Consolidated Financial Statements

Goosehead Insurance, Inc.
Consolidated balance sheets

(In thousands, except par value amounts)

	December 31,	
	2025	**2024**
Assets		
Current Assets:		
Cash and cash equivalents	$ 34,390	$ 54,280
Restricted cash	3,547	3,693
Commissions and agency fees receivable, net	36,613	31,375
Receivable from franchisees, net	11,141	11,077
Prepaid expenses	7,552	8,139
Total current assets	93,243	108,564
Receivable from franchisees, net of current portion	2,936	3,469
Property and equipment, net of accumulated depreciation	21,549	24,101
Right-of-use asset	34,087	37,420
Intangible assets, net of accumulated amortization	39,700	25,075
Deferred income taxes, net	216,371	193,478
Other assets	6,978	5,546
Total assets	$ 414,864	$ 397,653
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 33,629	$ 22,891
Premiums payable	3,547	3,693
Lease liability	8,666	6,535
Contract liabilities	3,241	3,275
Note payable	2,993	10,063
Liabilities under tax receivable agreement	6,237	—
Total current liabilities	58,313	46,457
Lease liability, net of current portion	51,168	54,536
Note payable, net of current portion	289,461	82,251
Contract liabilities, net of current portion	13,025	15,191
Liabilities under tax receivable agreement, net of current portion	165,685	160,142
Total liabilities	577,652	358,577
Commitments and contingencies (see notes 9, 15, and 17)		
Class A common stock, $0.01 par value per share 300,000 shares authorized, 24,653 shares issued and outstanding as of December 31, 2025, 24,668 issued and outstanding as of December 31, 2024	247	247
Class B common stock, $0.01 par value per share - 50,000 shares authorized, 11,935 issued and outstanding as of December 31, 2025, 12,620 issued and outstanding as of December 31, 2024	119	126
Additional paid-in capital	37,486	58,917
Accumulated deficit	(133,356)	(15,401)
Total stockholders' equity	(95,504)	43,889
Noncontrolling interests	(67,284)	(4,813)
Total equity	(162,788)	39,076
Total liabilities and equity	$ 414,864	$ 397,653

See Notes to the Consolidated Financial Statements

Goosehead Insurance, Inc.
Consolidated statements of stockholders' equity

(In thousands)

	Issued shares of Class A common stock	Issued shares of Class B common stock	Class A common stock	Class B common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity	Noncontrolling interest	Total equity
Balance January 1, 2023	23,034	14,470	$ 228	$ 146	$ 51,038	$ (59,967)	$ (8,555)	$ (25,069)	$ (33,624)
Distributions	—	—	—	—			—	(10,939)	(10,939)
Net income	—	—	—	—	—	14,140	14,140	9,556	23,696
Exercise of stock options	409	—	4	—	5,624	—	5,628	3,662	9,290
Equity-based compensation	—	—	—	—	15,201	—	15,201	8,788	23,989
Activity under employee stock purchase plan	6	—	1	—	381	—	383	224	607
Redemption of LLC Units	1,517	(1,517)	15	(15)	(2,598)	—	(2,598)	2,598	—
Deferred tax adjustments net of Tax Receivable Agreement liabilities	—	—	—	—	3,767	—	3,767	—	3,767
Balance December 31, 2023	24,966	12,954	$ 250	$ 130	$ 73,413	$ (45,827)	$ 27,966	$ (11,180)	$ 16,786

	Issued shares of Class A common stock	Issued shares of Class B common stock	Class A common stock	Class B common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity	Noncontrolling interest	Total equity
Balance January 1, 2024	24,966	12,954	$ 250	$ 130	$ 73,413	$ (45,827)	$ 27,966	$ (11,180)	$ 16,786
Distributions	—	—	—	—	—	—	—	(4,829)	(4,829)
Share repurchases	(1,045)	—	(10)	—	(41,551)	—	(41,561)	(22,044)	(63,605)
Net income	—	—	—	—	—	30,426	30,426	18,687	49,113
Exercise of stock options	403	—	3	—	7,695	—	7,698	4,345	12,043
Equity-based compensation	—	—	—	—	18,438	—	18,438	9,533	27,971
Activity under employee stock purchase plan	10	—	—	—	321	—	321	168	489
Redemption of LLC Units	334	(334)	4	(4)	(383)	—	(383)	507	124
Deferred tax adjustments net of Tax Receivable Agreement liabilities	—	—	—	—	984	—	984	—	984
Balance December 31, 2024	24,668	12,620	$ 247	$ 126	$ 58,917	$ (15,401)	$ 43,889	$ (4,813)	$ 39,076

	Issued shares of Class A common stock	Issued shares of Class B common stock	Class A common stock		Class B common stock		Additional paid-in capital		Accumulated deficit		Total stockholders' equity		Noncontrolling interest		Total equity	
Balance January 1, 2025	24,668	12,620	$	247	$	126	$	58,917	$	(15,401)	$	43,889	$	(4,813)	$	39,076
Distributions	—	—		—		—		—		—		—		(66,931)		(66,931)
Dividends declared ($5.91 per share)	—	—		—		—		—		(145,786)		(145,786)		—		(145,786)
Share repurchases	(1,014)	—		(10)		—		(53,302)		—		(53,312)		(28,408)		(81,720)
Net income	—	—		—		—		—		27,831		27,831		16,620		44,451
Exercise of stock options	309	—		3		—		8,779		—		8,782		4,771		13,553
Equity-based compensation	—	—		—		—		15,688		—		15,688		7,687		23,375
Activity under employee stock purchase plan	5	—		—		—		270		—		270		143		413
Redemption of LLC Units	685	(685)		7		(7)		(3,647)		—		(3,647)		3,647		—
Deferred tax adjustments net of Tax Receivable Agreement liabilities	—	—		—		—		10,781		—		10,781		—		10,781
Balance December 31, 2025	24,653	11,935	$	247	$	119	$	37,486	$	(133,356)	$	(95,504)	$	(67,284)	$	(162,788)

See Notes to the Consolidated Financial Statements

Goosehead Insurance, Inc.
Consolidated statements of cash flows

(In thousands)

	Year Ended December 31,		
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income	$ 44,451	$ 49,113	$ 23,696
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,270	10,535	9,244
Amortization of debt discounts and issuance costs	1,142	420	225
(Gain) loss on disposal of fixed assets	(189)	74	—
Loss on debt extinguishment	804	—	—
Impairment expense	4,694	347	3,628
Bad debt expense	1,842	2,901	4,361
Equity-based compensation	23,375	27,971	23,989
Adjustments to tax receivable agreement liability	516	8,672	23,640
Deferred income taxes	5,888	(3,745)	(22,123)
Noncash lease expense	(1,723)	(4,476)	(748)
Cloud computing arrangement implementation costs	(657)	(1,180)	(85)
Changes in operating assets and liabilities:			
Receivable from franchisees	104	3,858	7,666
Commissions and agency fees receivable	(6,027)	(19,950)	(28)
Prepaid expenses	588	(250)	(3,555)
Other assets	966	827	486
Accounts payable and accrued expenses	6,913	5,060	(109)
Contract liabilities	(2,200)	(8,633)	(19,454)
Net cash provided by operating activities	91,757	71,544	50,833
Cash flows from investing activities:			
Issuance of notes receivable to franchisees	(125)	(325)	(130)
Proceeds from notes receivable to franchisees	303	94	—
Capitalized software development costs	(13,096)	(11,209)	(7,705)
Cash consideration paid for asset acquisitions	(4,922)	—	(6,895)
Cash paid for asset disposals	(32)	—	—
Purchase of property and equipment	(5,671)	(979)	(4,452)
Net cash used for investing activities	(23,543)	(12,419)	(19,182)
Cash flows from financing activities:			
Customer premiums, net	(481)	994	(75)
Debt issuance cost	(7,944)	(621)	—
Repayment of notes payable	(101,700)	(9,422)	(16,875)
Proceeds from notes payable	306,374	25,000	—
Proceeds from the issuance of Class A common stock	13,967	12,235	9,898
Repurchases of Class A common stock	(81,720)	(63,184)	—
Member distributions	(64,224)	(4,829)	(10,939)
Payments pursuant to tax receivable agreement	(6,736)	(5,372)	—
Dividends to stockholders	(145,786)	—	—
Net cash used for financing activities	(88,250)	(45,199)	(17,991)
Net increase (decrease) in cash and cash equivalents, and restricted cash	(20,036)	13,926	13,660
Cash and cash equivalents, and restricted cash, beginning of period	57,973	44,047	30,387
Cash and cash equivalents, and restricted cash, end of period	$ 37,937	$ 57,973	$ 44,047

	Year Ended December 31,		
	2025	**2024**	**2023**
Supplemental disclosure of cash flow data:			
Cash paid during the year for interest	$ 21,711	$ 6,876	$ 6,369
Cash paid for income taxes	929	631	701
Cash paid pursuant to tax receivable agreement	7,371	5,372	421

See Notes to the Consolidated Financial Statements

Goosehead Insurance, Inc.
Notes to consolidated financial statements

1. Organization

On May 1, 2018 Goosehead Insurance, Inc. ("GSHD") completed the Offering of 9,810 thousand shares of Class A common stock at a price of $10.00 per share, which included 1,280 thousand shares issued pursuant to the underwriter's over-allotment option. GSHD became the sole managing member of Goosehead Financial, LLC ("GF"). GF was organized on January 1, 2016 as a Delaware Limited Liability Company and is headquartered in Westlake, TX. The operations of GF represent the predecessor to GSHD prior to the Offering, and the consolidated entities of GF are described in more detail below.

GSHD (collectively with its consolidated subsidiaries, the "Company") provides personal and commercial property and casualty insurance brokerage services for its clients through a network of corporate-owned offices and franchise units across the nation.

The operations of the corporate-owned offices are recorded in Texas Wasatch Insurance Services, L.P. ("TWIS")—a Texas limited partnership headquartered in Westlake, TX and operating since 2003. TWIS is a wholly-owned subsidiary of Goosehead Insurance Holdings ("GIH"), which is a wholly-owned subsidiary of GF. The Company had 14 corporate-owned offices in operation at December 31, 2025, 14 at December 31, 2024, and 14 at December 31, 2023.

The operations of the franchise units are recorded in Goosehead Insurance Agency, LLC ("GIA")—a Delaware limited liability company headquartered in Westlake, TX and operating since 2011. GIA is 100% owned by GIH, which is 100% owned by GF. Franchisees are provided access to insurance Carrier Appointments, product training, technology infrastructure, client service centers and back office services. During years ended December 31, 2025, 2024, and 2023, the Company onboarded 101, 97, and 209 franchise locations, respectively and had 1,009, 1,103, and 1,226 operating franchise locations as of December 31, 2025, 2024 and 2023, respectively. No franchises were purchased by the Company during the years ended December 31, 2025, 2024, and 2023.

In connection with the Offering, both Goosehead Management, LLC ("GM") and Texas Wasatch Insurance Holdings Group LLC ("TWIHG") became wholly owned indirect subsidiaries of GF. Both GM and TWIHG are non-operating holding companies created to receive management fees from the operating entities TWIS and GIA.

Reorganization Transactions

In connection with the Offering, the Company completed the following transactions (the "Reorganization Transactions"):

- The GF limited liability company agreement was amended to, among other things, i) appoint GSHD as the sole managing member of GF and ii) modify the capital structure of GF by reclassifying the interests previously held by Pre-IPO LLC Members into a single new class of non-voting LLC Units.

- GSHD was authorized to issue two classes of common stock. 9,810 thousand shares of Class A common stock were issued pursuant to the Offering, including the underwriters' over-allotment option. 22,747 thousand shares of Class B common stock were issued to the Pre-IPO LLC Members in an amount equal to the number of LLC Units held by each such Pre-IPO LLC Member in exchange for certain management rights of GF. Each share of Class A common stock and Class B common stock entitles its holder to one vote per share on all matters submitted to a vote of GSHD's stockholders. Each share of Class B common stock can be exchanged for one share of Class A common stock or, at GSHD's discretion, a cash payment equal to the volume weighted average market price of one share of Class A common stock, thus canceling the share of Class B common stock on a one-for-one basis.

- The Goosehead Management Holders and Texas Wasatch Holders indirectly transferred their ownership interests in GM and TWIHG, respectively, to GSHD in exchange for the Goosehead Management Note and Texas Wasatch Note. The aggregate principal amount of the Goosehead Management Note and the Texas Wasatch Note was approximately $114 million. Because the net proceeds from the Offering were insufficient to repay the aggregate principal amount of the notes, 3,724 thousand shares of Class A common stock were issued to the Goosehead Management Holders and the Texas Wasatch Holders for the difference. GSHD contributed direct and indirect ownership interests in each of TWIHG and GM to GF.

Following completion of the Reorganization Transactions and the Offering, GSHD owned 37.3% of GF and the Pre-IPO LLC Members owned the remaining 62.7%. GSHD is the sole managing member of GF and holds the sole voting power and management control. Accordingly, GSHD consolidates the financial results of GF and reports noncontrolling interest in GSHD's consolidated financial statements.

2. Basis of presentation and significant accounting policies

Basis of Presentation

The accompanying audited consolidated financial statements of GSHD and our subsidiaries are presented in accordance with the rules and regulations of the SEC for annual reports on Form 10-K and are prepared in accordance with U.S. GAAP. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification

Certain amounts previously reported in the prior period financial statements have been reclassified for comparative purposes to conform to the current period's presentation.

Significant accounting policies

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates as more information becomes known.

Cash and cash equivalents

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits; however, the Company has not historically experienced any losses in these accounts. The Company believes it is not exposed to any significant credit risk.

The Company earns interest on its cash balance that is held in interest-bearing checking accounts. During the years ended December 31, 2025 and 2024, the Company recognized $2.9 million and $1.6 million, respectively, in interest income within Other income (expense) in the Consolidated Statements of Operations. No interest was earned during the year ended December 31, 2023. As of December 31, 2025, 2024 and 2023, the Company did not have any cash equivalents.

Restricted cash

The Company holds premiums received from the insured, but not yet remitted to the insurance carrier in a fiduciary capacity. Premiums received but not yet remitted included in restricted cash were $3.5 million and $3.7 million as of December 31, 2025 and 2024, respectively.

The following is a reconciliation of our cash and cash equivalents and restricted cash balances as presented in the consolidated statements of cash flows for the years ended December 31, 2025, 2024, and 2023 (*in thousands*):

| | December 31, | | | | | |
	2025		2024		2023	
Cash and cash equivalents	$	34,390	$	54,280	$	41,956
Restricted cash		3,547		3,693		2,091
Cash and cash equivalents, and restricted cash	$	37,937	$	57,973	$	44,047

Commissions and agency fees receivable

Upon issuance of a new policy, the Company typically collects the first premium payment from the insured and then remits the full premium amount to the insurance carrier. The insurance carrier collects the remaining premiums directly from the insured and remits the applicable commissions to the Company. Accordingly, as reported in the accompanying consolidated balance sheets, commissions are receivables from the insurance carriers. These direct-bill arrangements consist of a high volume of transactions with small premium amounts, with the billing controlled by the insurance carriers. The income statement and balance sheet effects of the commissions are recorded at the contract effective date and generally are based on a percentage of premiums for insurance coverage. During 2025, the Company wrote with over 200 insurance carriers, of which 76 provided national coverage. In 2025, two carriers represented more than 10% of total revenue at 19% and 13%. In 2024, three carriers represented more than 10% of total revenue at 19%, 15%, and 10%. In 2023, two carriers represented more than 10% of total revenue at 16% and 12%.

In select states, agents have the option to charge an agency fee for the placement of the insurance policy. These non-refundable fees are recorded as receivable on the date the policy is effective with the insurance carrier.

Allowance for uncollectible agency fees

The Company records agency fees receivable net of an allowance for estimated uncollectible accounts to reflect any loss anticipated for the related agency fees receivable balances, which anticipated loss is charged to bad debts. The agency fees receivable balance consists of numerous small-balance, homogeneous accounts. The Company calculates the allowance based on collection history and writes off all uncollected agency fee balances outstanding over ninety days.

Receivable from franchisees

Receivable from franchisees consists of franchise fees receivable net of an allowance for uncollectible franchise fees and unamortized discount on franchise fees, royalty fees receivable, and notes receivable from franchisees.

Franchise fees receivable

At the start date of the franchise agreement, the Company records an entry to establish a franchise fees receivable and a contract liability. The contract liability will be amortized to franchise fees within Franchise revenues over the 10-year life of the franchise contract. Franchisees have historically had the option to pay the full amount of franchise fees up front or to pay a deposit up front and the remaining balance by payment plan over time. The franchisees that elected to pay the initial franchise fee over time pay in total an amount that exceeds the amount due had they paid the full amount up front. As such, the payment plan option is treated as a zero-interest rate note, which creates an imputation of interest. The imputed interest is recorded as a discount on the franchise fee receivable and amortized using the effective interest rate method over the life of the payment plan. The amount of interest recorded in 2025, 2024, and 2023 related to franchise fees on a payment plan was $0.7 million, $0.9 million, and $1.4 million, respectively, and is included in Interest income.

Allowance for uncollectible franchise fees receivable

The Company records franchise fees receivable net of an allowance for estimated uncollectible accounts to reflect any loss anticipated related to the franchise fees receivable balances, which anticipated loss is charged to bad debts. The franchise fees receivable balance consists of numerous small-balance, homogeneous accounts. The Company calculates the allowance based on our history of write offs for all franchise accounts. Franchise fees receivable and the related allowance are written off if the franchisee owing the balance terminates.

Royalty fees receivable

Royalty fees are recorded at the point in time when the policy becomes effective with the insurance carrier. The royalty fees are secured by the commissions of the franchisee with no historical losses incurred for uncollectible royalty fees. As such, there is no allowance for doubtful accounts relating to royalty fees.

Revenue recognition

Goosehead provides personal and commercial property and casualty insurance brokerage services for its clients through a network of corporate-owned locations and franchise units. Goosehead is compensated for the insurance brokerage services that it provides for clients in the form of commissions, agency fees, royalty fees, and contingent commissions. The Company estimates revenue and constrains the estimates such that it is probable there will not be a significant reversal of revenue. The Company adjusts its estimate of revenue recognized based on cash collections.

The Company also recognizes revenue for initial franchise fees generated from a contract between the Company and a franchisee. Initial franchise fees are recognized as revenue over the 10-year life of the franchise contract, beginning on the start date of the contract.

Certain costs to obtain or fulfill a contract are capitalized. The Company capitalizes the commission payments paid to obtain new franchise contracts. These deferred costs are amortized over the expected life of the underlying franchise fee, and are included in Other assets in the Company's consolidated balance sheets.

See Note 3 Revenues for further explanation of the Company's revenue recognition policy.

Property & equipment

The Company carries fixed assets at cost, less accumulated depreciation, as stated in the accompanying consolidated balance sheets. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful life of five years for furniture, fixtures and equipment and three years for computer equipment. Leasehold improvements are also amortized using the straight-line method and are amortized over the shorter of the remaining term of the lease or the useful life of the improvement. Expenditures for improvements are capitalized, and expenditures for maintenance and repairs are expensed as incurred. Upon sale or retirement, the cost and related accumulated depreciation and amortization is removed from the related accounts, and the resulting gain or loss, if any, is reflected in income.

Intangible assets

Intangible assets are stated at cost less accumulated amortization and reflect amounts paid for the Company's web domain, computer software costs, and books of business (customer accounts). The web domain is amortized over a useful life of fifteen years, software costs are amortized over a useful life of three to ten years, and books of business are amortized over a useful life of eight years.

In May 2023, the Company entered into an agreement to purchase Vivint Smart Home's insurance Book of Business, for which the Company paid $5.8 million in cash consideration. We made no purchases of books of business during the year ended December 31, 2024. Total purchases of books of business during the year ended December 31, 2025 were $4.9 million.

Asset Impairment

The Company reviews all of its identifiable assets for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. In reviewing identifiable assets, if the undiscounted future cash flows were less than the carrying amount of the respective assets, an indicator of impairment would exist, and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings as a component of general and administrative expenses.

Based on a review of tangible assets during the year ended December 31, 2025, the Company identified three office leases that would be exited or subleased and completed a recoverability assessment for assets at each location. Based on the results of the recoverability assessment, the Company determined that the undiscounted cash flows of the assets were below their carrying values. As a result, the Company compared the fair values of the assets to their carrying values and recorded an impairment expense of $1.6 million for property and equipment and $3.1 million for right-of-use asset for the amount the carrying values exceeded the fair values. The Company determined the fair values by estimating sublease cash flows based on market rates for similar properties and discounted them using the Company's internal borrowing rate.

Based on a review of tangible assets during the year ended December 31, 2024, the Company identified one office lease that would be subleased and completed a recoverability assessment for assets at that location. Based on the results of the recoverability assessment, the Company determined that the undiscounted cash flows of the assets were below their carrying values. As a result, the Company compared the fair values of the assets to their carrying values and recorded an impairment expense of $0.1 million of property and equipment and $0.2 million of right-of-use asset for the amount the carrying values exceeded the fair values. The Company determined the fair values by estimating sublease cash flows based on market rates for similar properties and discounted them using the Company's internal borrowing rate.

Based on a review of tangible assets during the year ended December 31, 2023, the Company identified two office leases that will be subleased and completed a recoverability assessment for assets at those locations. Based on the results of the recoverability assessment, the Company determined that the undiscounted cash flows of the assets were below their carrying values. As a result, the Company compared the fair values of the assets to their carrying values and recorded an impairment expense of $1.4 million of property and equipment and $1.1 million of right-of-use asset for the amount the carrying values exceeded the fair values. The Company determined the fair values by estimating sublease cash flows based on market rates for similar properties and discounted them using the Company's internal borrowing rate.

Based on a review of intangible assets during the year ended December 31, 2023, the Company identified a group of internally-developed software assets that had not been placed into service and would not be completed. As a result, the Company determined the assets had no fair value and recorded an impairment expense of $1.1 million related to the asset group.

No additional impairment was identified during the years ended December 31, 2025, 2024, and 2023.

Premiums payable

Premiums payable represent premium payments that have been received from insureds but not yet remitted to the insurance carriers.

Deferred financing costs

Deferred financing costs incurred in connection with the issuance of debt are capitalized and amortized to interest expense in accordance with the related debt agreements. Deferred financing costs for existing debt facilities are included as a reduction in notes payable on the accompanying consolidated balance sheets while deferred financing costs incurred for debt facilities not yet consummated as of the end of a reporting period are included in other assets on the accompanying consolidated balance sheets.

Lease Accounting

The primary leased asset class of the Company is real estate. For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term, including non-lease components such as fixed common area maintenance costs and other fixed costs. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives, and amortized into rent expense, which is included in general and administrative expenses in the consolidated statements of operations.

The discount rates used in determining the present value of leases represent our collateralized borrowing rate considering each lease's term. Certain leases have options to renew or terminate the lease that can be exercised at the discretion of the Company. These options are included in the lease term when it is reasonably certain that we will exercise that option. Rent expense is generally recognized on a straight-line basis over the lease term and included in General and administrative expenses in the Consolidated Statements of Operations. See Note 15 for further information.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method, which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2025, 2024, and 2023 was $1.3 million, $1.0 million, and $0.9 million, respectively, and is included within general and administrative expenses in the consolidated statements of operations.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. The amendments require enhanced disclosures of significant segment expenses and other segment items, provide for the disclosure of additional measures of a segment's profit or loss used by the chief operating decision maker, require that all annual disclosures about a reportable segment's profit or loss and assets be included in interim periods, and provide new segment reporting requirements for entities with a single reportable segment. The Company adopted this ASU for the annual period ended December 31, 2024 and the amendments have been applied retrospectively to all periods presented. Refer to our segment disclosure in "Note 16. Segment information" for more information.

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This standard requires the Company to provide further disaggregated income tax disclosures for specific categories on the effective tax rate reconciliation, as well as additional information about federal, state/local and foreign income taxes. The standard also requires the Company to annually disclose its income taxes paid (net of refunds received), disaggregated by jurisdiction. This guidance is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The standard is to be applied on a prospective basis, although optional retrospective application is permitted. The Company adopted this ASU for the annual period ended December 31, 2025. Refer to our income tax disclosure in "Note 10. Income taxes" for more information.

Accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The amendment requires additional disclosures of certain costs and expenses within the notes to the consolidated financial statements. Additionally, in January 2025, the FASB issued ASU No. 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date*, which clarified that the updates are effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter. The Company is currently evaluating the impact this guidance will have on its consolidated financial statement disclosures.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments—Credit Losses—(Topic 326)—Measurement of Credit Losses for Account Receivable and Contract Assets.* The amendments provide for a practical expedient that an entity may assume that conditions as of the balance sheet date remain unchanged over the remaining life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from revenue transactions from contracts with customers. The guidance is effective for annual reporting periods beginning after December 15, 2025, and should be applied prospectively. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—*Goodwill and Other—Internal-Use Software (Subtopic 350-40)—Targeted Improvements to the Accounting for Internal-Use Software.* The amendments improve the accounting for costs related to internal-use software. The new guidance eliminates project stages and requires capitalizing software costs to begin when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. When evaluating if a project is probable to be completed, significant development uncertainty must be assessed. Additionally, disclosures for property, plant and equipment will be required for all capitalized software costs. The guidance is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted as of the beginning of an annual reporting period. Upon adoption, the guidance may be applied prospectively, retrospectively or using a modified transition approach. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

3. Revenues

Commissions and agency fees

The Company earns commissions, which are paid as a percentage of the policy premiums placed by the Company, by performing its obligation to identify, place, and make effective insurance coverage on behalf of its customer, the insured. The Company defines the term of the policy as the contractual period the policy provides insurance coverage to the insured, which is typically 1 year or less. Commissions earned for the placement of the initial policy term for a given insurance product are recorded as New Business Commissions. New Business Commissions are earned at a point in time on the effective date of the policy, which is when the customer's unilateral right to cancel the policy without consideration expires, as the Company has no further performance obligations for the initial term once the policy is placed and made effective.

After the initial policy term for a given insurance product, the Company earns Renewal Commissions by assisting the customer to make effective a renewal policy that satisfies the customer's current insurance coverage needs. The Company performs this obligation by monitoring the customer's policy to ensure a renewal is offered by the carrier and that the client promptly pays the premium. Alternatively, based on the needs of the customer, the Company may assist the customer to adjust coverage terms to satisfy its current insurance coverage needs or the Company may assist the customer to re-shop the insurance coverage to identify, place, and make effective a policy that better meets those needs. Renewal Commissions are earned at a point in time upon the effective date of the renewal policy term or upon the effective date of the replacement policy identified, placed, and made effective for the customer, which is when the customer's unilateral right to non-renew the policy expires, as the Company has no further performance obligations for that renewal policy term.

The transaction price for commissions revenue is set as an estimate of the variable consideration to be received for the current policy term. This estimate includes the fixed consideration due based on the contractual terms of the current policy and adjustments for estimates of modifications of the contractual terms of the current policy and/or termination of the policy before the end of the current term. This variable consideration is constrained to the extent that it is probable there will not be a significant reversal of revenue.

For Agency Fees, the Company enters into a contract with the insured, in which the Company's performance obligation is to place an insurance policy. The transaction price of the agency fee is set at the time the sale is agreed upon, and is included in the contract. Agency Fee revenue is recognized at a point in time, which is the effective date of the policy.

Contingent commission revenue is generated from contracts between the Company and insurance carriers, for which the Company is compensated for certain growth, profitability, or other performance-based metrics. The performance obligations for contingent commissions will vary by contract, but generally include the Company increasing profitable written premium with the insurance carrier. The transaction price for contingent commissions is estimated based on all available information and is recognized over time as the Company completes its performance obligations, as the underlying policies are placed, net of a constraint.

The Company must estimate the amount of consideration that will be received such that a significant reversal of revenue is not probable. Contingent commissions represent a form of variable consideration associated with the placement and profitability of coverage, for which we earn commissions. In connection with Topic 606, contingent commissions are estimated with a constraint applied and accrued relative to the recognition of the corresponding commissions for the period over which the contract applies. As contingent commissions are earned in relation to policies placed by the Company with the insurance carrier, the timing of recognizing contingent commissions follows a similar pattern as our commissions and fees, with any adjustments recognized when payments are received or as additional information that affects the estimate becomes available.

Franchise revenues

Franchise revenues include initial franchise fees and ongoing new and renewal royalty fees from franchisees.

Revenue from Initial Franchise Fees is generated from a contract between the Company and a franchisee. The Company's performance obligation is to provide initial training, onboarding, ongoing support and use of the Company's business operations over the period of the franchise agreement. The transaction price is set by the franchise agreement and revenue is recognized over time as the Company completes its performance obligations.

Initial franchise fees are recognized as revenue over the 10-year life of the franchise contract, beginning on the start date of the contract.

Revenue from New and Renewal Royalty Fees is recorded by applying the sales- and usage-based royalties exception. Under the sales- and usage-based exception, the Company recognizes revenue over time as a franchise places and makes effective a policy for an insured. The transaction price for the royalty fee for each policy made effective is set as the contractual royalty rate multiplied by an estimate of the commissions to be received by the franchise for the current term of the policy. This estimate includes the fixed consideration due based on the contractual terms of the current policy and adjustments for estimates of modifications of the contractual terms of the current policy and/or termination of the policy before the end of the current term. This variable consideration is constrained to the extent that it is probable there will not be a significant reversal of revenue.

Contract Costs

The Company has evaluated ASC Topic 340 - Other Assets and Deferred Cost ("ASC 340"), which requires companies to defer certain incremental costs to obtain customer contracts and certain costs to fulfill customer contracts.

Incremental costs to obtain - The Company defers certain costs to obtain customer contracts primarily as they relate to commission-based compensation plans for selling new franchise agreements. These incremental costs are deferred and amortized over a 10-year period, which is consistent with the term of the contract. The balance of costs to obtain is included with Other assets on the Consolidated balance sheets.

Costs to fulfill - The Company has evaluated the need to capitalize costs to fulfill customer contracts and has determined that there are no costs that meet the definition for capitalization under ASC 340.

Performance obligations satisfied in previous periods

During the year ended December 31, 2025, the Company recognized $3.0 million in Commissions and agency fees and $1.0 million in Franchise revenues due to the release of the constraint on certain variable consideration related to policies placed and made effective in previous periods. The Company did not recognize any revenue related to performance obligations satisfied in previous periods for the years ended December 31, 2024, or 2023.

Disaggregation of Revenue

The following tables disaggregates revenue by source *(in thousands)*:

	Year Ended December 31,					
		2025		2024		2023
Type of revenue stream:						
Commissions and agency fees						
Renewal commissions	$	78,621	$	74,938	$	70,730
New business commissions		27,985		24,608		23,411
Agency fees		10,404		8,127		8,174
Contingent commissions		38,376		31,385		13,746
Franchise revenues						
Renewal royalty fees		170,767		138,942		107,524
New business royalty fees		30,153		27,122		23,168
Initial franchise fees		5,594		6,620		11,238
Other franchise revenues		2,734		1,831		1,843
Interest income		670		932		1,443
Total revenues	$	365,304	$	314,505	$	261,276
Timing of revenue recognition:						
Transferred at a point in time	$	117,010	$	107,673	$	102,315
Transferred over time		248,294		206,832		158,961
Total revenues	$	365,304	$	314,505	$	261,276

Contract Balances

The following table provides information about receivables, cost to obtain, and contract liabilities from contracts with customers *(in thousands)*:

	December 31,				Increase/ (decrease)	
		2025		2024		
Cost to obtain franchise contracts[1]	$	1,801	$	1,967	$	(166)
Commissions and agency fees receivable, net[2]		36,613		31,375		5,238
Receivable from franchisees, net[2]		14,077		14,546		(469)
Contract liabilities[2][3]		16,266		18,466		(2,200)

(1) Cost to obtain franchise contracts is included in Other assets on the consolidated balance sheets.
(2) Includes both the current and long term portion of this balance.
(3) Initial Franchise Fees to be recognized over the life of the contract

Significant changes in contract liabilities are as follows *(in thousands)*:

	December 31,			
		2025		2024
Contract liability at beginning of period	$	18,466	$	27,099
Revenue recognized during the period		(5,594)		(6,620)
New deferrals[1]		3,930		3,125
Write offs[2]		(536)		(5,138)
Contract liability at end of period	$	16,266	$	18,466

(1) Initial franchise fees where the consideration is received from the customer for services which are to be transferred to the franchisee over the term of the franchise agreement
(2) Franchise Fees, net of recognized revenue, no longer deferred due to the termination of the Franchise Agreement.

Anticipated Future Recognition of Deferred Initial Franchise Fees

The following table reflects the estimated initial franchise fees (contract liability) to be recognized in the future related to performance obligations that are unsatisfied at the end of the period *(in thousands)*:

Estimate for the year ended December 31:		
2026	$	3,241
2027		2,741
2028		2,506
2029		2,225
2030		1,889
Thereafter		3,664
	$	16,266

4. Franchise fees receivable

The balance of Franchise fees receivable included in receivable from franchisees in the consolidated balance sheets consisted of the following *(in thousands)*:

	December 31,			
		2025		**2024**
Franchise fees receivable	$	4,844	$	6,263
Less: Unamortized discount		(904)		(1,671)
Less: Allowance for uncollectible franchise fees		(40)		(35)
Total franchise fees receivable	$	3,900	$	4,557

Activity in the allowance for uncollectible franchise fees was as follows *(in thousands)*:

Balance at December 31, 2023	$	223
Charges to bad debts		404
Write offs		(592)
Balance at December 31, 2024		35
Charges to bad debts		142
Write offs		(137)
Balance at December 31, 2025	$	40

5. Allowance for uncollectible agency fees

Activity in the allowance for uncollectible agency fees was as follows *(in thousands)*:

Balance at December 31, 2023	$	508
Charges to bad debts		1,469
Write offs		(1,614)
Balance at December 31, 2024	$	363
Charges to bad debts		1,316
Write offs		(1,190)
Balance at December 31, 2025	$	489

6. Property and equipment

Property and equipment consisted of the following at *(in thousands)*:

	December 31,			
	2025		**2024**	
Furniture & fixtures	$	10,268	$	10,369
Computer equipment		6,552		5,443
Network equipment		802		481
Phone system		200		227
Leasehold improvements		37,387		35,288
Total		55,209		51,808
Less accumulated depreciation		(33,660)		(27,707)
Property and equipment, net	$	21,549	$	24,101

Depreciation expense was $6.7 million, $7.3 million, and $7.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

7. Intangible assets

Intangible assets consisted of the following *(in thousands)*:

	December 31,		Weighted average amortization period (years)
	2025	**2024**	
Computer software & web domain	$ 38,738	$ 24,475	7.48
Books of business	11,817	6,895	6.52
Less accumulated amortization	(10,856)	(6,294)	
Intangible assets, net	$ 39,700	$ 25,075	

Amortization expense was $4.6 million, $3.2 million, and $1.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Expected amortization for the next five calendar years as of December 31, 2025 are as follows *(in thousands)*:

2026	$	5,779
2027		5,764
2028		5,764
2029		5,704
2030 and thereafter		16,688
Total	$	39,700

8. Employee benefit obligation

The Company has adopted a qualified deferred compensation plan under section 401(k) of the Internal Revenue Code. Full-time employees over the age of 21 with one month of service are eligible to participate. Under the plan, the Company's contribution is based on a discretionary matching of 100% of salary deferral elected by each eligible employee up to a maximum of 3% of compensation. The Company's matching portion vests over a four-year period, after which time the employee becomes fully vested and all future contributions will vest immediately.

Matching contributions may be changed at the discretion of the Company. Company contributions totaled $1.7 million, $1.5 million, and $1.5 million for the years ended December 31, 2025, 2024, and 2023.

9. Debt

On July 21, 2021, the Company entered into the Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") to refinance its $25.0 million revolving credit facility and $80.0 million term note payable to a $50.0 million revolving credit facility and $100.0 million term note payable in order to obtain a more favorable interest rate on the outstanding debt. The revolving credit facility and term note were collateralized by substantially all the Company's assets, which included right to future commissions and royalties.

On April 26, 2023, the Company entered into Amendment No.1 of the Second Amended and Restated Credit Agreement, which provided that LIBOR should be replaced with Term SOFR.

On April 24, 2024, the Company entered into Amendment No. 2 of the Second Amended and Restated Credit Agreement, increasing the term note payable by $25 million and increasing the capacity of the revolving credit facility by $25 million to a total capacity of $75 million.

On January 8, 2025, the Company entered into a credit agreement (the "2025 Credit Agreement") providing for an aggregate $300 million term notes payable (the "2025 Initial Term Loan") and $75 million revolving credit facility (the "2025 Revolving Credit Facility"). The 2025 Initial Term Loan matures on January 8, 2032 and the 2025 Revolving Credit Facility matures on January 8, 2030. The 2025 Credit Agreement replaced the Second Amended and Restated Credit Agreement, which was repaid with the proceeds of the 2025 Initial Term Loan and terminated.

The Company recorded $6.8 million of debt issuance costs and original issue discount related to the 2025 Initial Term Loan within Notes Payable and $1.8 million of debt issuance costs related to the 2025 Revolving Credit Facility within Other Assets in the consolidated balance sheets.

On July 9, 2025, the Company entered into Amendment No. 1 to the 2025 Credit Agreement in order to refinance the outstanding balance of the 2025 Initial Term Loan with a new term loan facility (the "Term B-1 Facility"). The amendment reduced the applicable interest rate on our term loan borrowings under the facility by 0.50% to a rate of Term SOFR plus 3.00%. The Term B-1 Loan is payable in quarterly installments of $0.7 million, with a balloon payment of $280.5 million on January 8, 2032. The 2025 Credit Agreement is secured by all property owned, leased or operated by the Company except for certain excluded assets.

As of December 31, 2025, the Company had nothing drawn against the revolving credit facility and had $75.0 million available to draw.

Our long term debt consists of the following *(in thousands)*:

	December 31, 2025
Term Loan B-1	298,502
Unamortized discount and issuance costs	(6,048)
Current portion of note payable	(2,993)
Note payable, net of current portion	$ 289,461

The Term B-1 Loan bears interest at a rate of Term SOFR plus 3.00%. The 2025 Revolving Credit Facility bears interest at Term SOFR plus a spread based on leverage ratio tiers as follows:

Leverage Ratio	Interest Rate
< 1.50x	SOFR + 175 bps
≥ 1.50x	SOFR + 200 bps
≥ 2.50x	SOFR + 225 bps
≥ 3.50x	SOFR + 250 bps

Interest payments on the revolving credit facility totaled $0.2 million, $0.2 million, $0.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. The effective interest rate for the term note as of December 31, 2025 was 7.17%.

Maturities of the term note payable for the next five calendar years as of December 31, 2025 are as follows *(in thousands)*:

		Amount
2026	$	2,993
2027		2,993
2028		2,993
2029		2,993
2030		2,993
Thereafter		283,537
Total	$	298,502

The 2025 Credit Agreement contains certain affirmative and negative covenants. Under these covenants, the Company is limited in the amount of additional debt incurred and distributions payable. The Company's maximum allowable trailing twelve months debt-to-EBITDA ratio, as defined by the 2025 Credit Agreement, is 5.00 to 1.00. Additionally, the 2025 Credit Agreement contains certain change of control provisions that, if breached, would trigger a default. As of December 31, 2025, the Company was in compliance with these covenants.

Because of both instruments' variable interest rate, the note payable balances at December 31, 2025 and December 31, 2024 approximate their fair values using Level 2 inputs, described below.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

*   Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets.
*   Level 2—Significant other observable inputs other than Level 1 prices such as quoted prices in markets that are not active, quoted prices for similar assets or other inputs that are observable, either directly or indirectly, for substantially the full term of the asset.
*   Level 3—Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

10. Income taxes

As a result of the Reorganization Transactions and the Offering, GSHD became the sole managing member of GF, which is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, GF is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by GF is passed through to and included in the taxable income or loss of its members, including GSHD, on a pro rata basis. GSHD is subject to U.S. federal income taxes, in addition to state and local income taxes, with respect to GSHD's allocable share of income of GF.

Income tax expense

The components of income tax expense are as follows *(in thousands)*:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current income taxes			
Federal	$ (9)	$ —	$ —
State and local	518	1,332	755
Total current income taxes	509	1,332	755
Deferred income taxes			
Federal	6,531	5,973	3,169
State and local	(643)	(9,718)	(1,232)
Total deferred income taxes	5,888	(3,745)	1,937
Income tax	$ 6,397	$ (2,413)	$ 2,692

A reconciliation of income tax expense computed at the U.S. federal statutory income tax rate to the income tax expense recognized is as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
	$	**%**	**$**	**%**	**$**	**%**
Income before taxes	$ 50,848		$ 46,700		$ 26,388	
Income taxes at U.S. federal statutory rate	10,678	21.0 %	9,807	21.0 %	5,541	21.0 %
Tax effect of income not subject to entity level federal income tax	(3,547)	(7.0)	(3,929)	(8.5)	(2,034)	(7.8)
Nontaxable or nondeductible items:						
Excess tax (benefit) or deficiency on equity-based compensation	(2,146)	(4.2)	(3,060)	(6.6)	(1,760)	(6.7)
Nondeductible equity-based compensation	721	1.4	731	1.6	127	0.5
Nondeductible excess compensation	691	1.4	313	0.7	1,028	3.9
Meals and entertainment	229	0.5	178	0.4	152	0.6
State income tax expense (benefit), net of federal benefit[1]	(100)	(0.2)	(6,530)	(14.0)	(329)	(1.2)
Other	(129)	(0.3)	77	0.2	(33)	(0.1)
Income tax expense (benefit)	$ 6,397	12.6 %	$ (2,413)	(5.2)%	$ 2,692	10.2 %

(1) State taxes in Texas made up the majority (greater than 50%) of the tax effect in this category for 2025..

Deferred tax assets and liabilities

The components of deferred tax assets are as follows (*in thousands*):

	December 31, 2025	**December 31, 2024**
Net operating loss carryforwards	$ 22,705	$ 18,503
Investment in flow-through entity	193,666	174,975
Net deferred tax asset	$ 216,371	$ 193,478

GSHD has deferred tax assets resulting from tax basis adjustments to the assets of GF arising from redemptions of LLC Units and corresponding exchanges of Class B common stock for shares of Class A common stock. These tax basis adjustments have reduced the amount of tax we are required to pay, and they are expected to reduce the amount of tax that GSHD would otherwise be required to pay in the future. See tax receivable agreement subsection below for additional details.

GSHD also has income tax net operating loss carryforwards for federal and state purposes of $103.0 million and $19.4 million (post apportionment pre-tax), respectively. The federal net operating loss carryforwards are carried forward indefinitely and are limited to 80% of taxable income in a given year. The state net operating loss carryforwards begin to expire in 2033.

Uncertain tax positions

GSHD has determined there are no material uncertain tax positions as of December 31, 2025.

Cash paid for income taxes

The components of cash paid for income taxes are as follows *(in thousands)*:

	Year Ended December 31, 2025
Federal	$ 10
State and local	
Texas	900
Other state and local	19
Total state and local	919
Total	$ 929

Tax receivable agreement

GF has made an election under Section 754 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (the "Code") effective for each taxable year in which a redemption or exchange of LLC Units and corresponding Class B common stock for shares of Class A common stock occurs. Prior redemptions and exchanges have resulted, and future taxable redemptions or exchanges are expected to result in tax basis adjustments to the assets of GF that will be allocated to the Company and thus produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. These tax basis adjustments have reduced the amount of tax we are required to pay, and are expected to reduce the amount of tax that GSHD would otherwise be required to pay in the future.

GSHD entered into a tax receivable agreement with the Pre-IPO LLC Members on May 1, 2018 that provides for the payment by GSHD to the Pre-IPO LLC Members of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that GSHD actually realizes as a result of (i) any increase in tax basis in GSHD's assets and (ii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreement.

During the years ended December 31, 2025, 2024 and 2023, an aggregate of 0.7 million, 0.3 million and 1.5 million LLC Units, respectively, were redeemed by the Pre-IPO LLC Members for newly-issued shares of Class A common stock. In connection with these redemptions, we received 0.7 million, 0.3 million and 1.5 million LLC Units, which resulted in an increase in the tax basis of our investment in GF subject to the provisions of the TRA. We recognized a liability for the tax receivable agreement payments due to the Pre-IPO LLC Members, representing 85% of the aggregate tax benefits we expect to realize from the tax basis increases related to the redemptions of LLC Units, after concluding it was probable that such tax receivable agreement payments would be paid based on our estimates of future taxable income. As of December 31, 2025 and 2024, the total amount of payments due to the Pre-IPO LLC Members under the tax receivable agreement was $171.9 million and $160.1 million, respectively, of which $6.2 million and $0.0 million, respectively, was current and included in Liabilities under tax receivable agreement within Current liabilities on the Consolidated balance sheets.

11. Stockholder's equity

Class A Common Stock

GSHD has a total of 24,653 thousand and 24,668 thousand shares of its Class A common stock outstanding at December 31, 2025 and 2024, respectively. Each share of Class A common stock holds economic rights and entitles its holder to one vote per share on all matters submitted to a vote of the stockholders of GSHD.

Class B Common Stock

GSHD has a total of 11,935 thousand and 12,620 thousand shares of its Class B common stock outstanding at December 31, 2025 and 2024, respectively. Each share of Class B common stock has no economic rights but entitles its holder to one vote per share on all matters submitted to a vote of the stockholders of GSHD.

Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to GSHD's stockholders for their vote or approval, except as otherwise required by applicable law, by agreement, or by GSHD's certificate of incorporation.

Earnings Per Share

The following table sets forth the calculation of basic earnings per share ("EPS") based on net income attributable to GSHD for the years ended December 31, 2025, 2024, and 2023, divided by the basic weighted average number of Class A common stock as of December 31, 2025, 2024, and 2023 (in thousands, except per share amounts).

Diluted EPS of Class A common stock is computed by dividing net income attributable to GSHD by the weighted average number of shares of Class A common stock outstanding, adjusted to give effect to potentially dilutive securities.

Shares of the Company's Class B common stock do not share in the earnings or losses attributable to Goosehead Insurance, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented. Shares of the Company's Class B common stock are, however, considered potentially dilutive shares of Class A common stock because shares of Class B common stock, together with the related LLC Units, are exchangeable into shares of Class A common stock on a one-for-one basis. The Company calculates the effects of the conversion of Class B shares to Class A shares using the "if-converted" method and includes such effects in the calculation of diluted EPS if the effects are dilutive.

The following table summarizes the calculation of EPS for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Numerator:			
Net income attributable to GSHD - Basic	$ 27,831	$ 30,426	$ 14,140
Add: net income attributable to noncontrolling interests[1]	16,620	18,687	9,556
Less: income tax effect on income attributable to noncontrolling interests assuming conversion of Class B common shares[1]	(4,837)	(4,767)	(2,524)
Net income available to GSHD - Diluted	$ 39,614	$ 44,347	$ 21,172
Denominator:			
Basic EPS			
Weighted average outstanding Class A common shares - Basic	24,975	24,657	23,929
Earnings per share of Class A common stock - Basic	$ 1.11	$ 1.23	$ 0.59
Diluted EPS			
Weighted average outstanding Class A common shares - Basic	24,975	24,657	23,929
Effect of dilutive securities:			
Weighted average outstanding Class B common shares (if-converted)[1]	12,224	12,749	13,769
Stock options[2]	905	895	657
Weighted average outstanding Class A common shares - Diluted	38,103	38,301	38,356
Earnings per share of Class A common stock - Diluted	$ 1.04	$ 1.16	$ 0.55

(1) For the years ended December 31, 2025, 2024, and 2023, the impact of the conversion of Class B common shares to Class A common shares calculated under the if-converted method was dilutive, and as such, (a) 12,224 thousand, 12,749 thousand, and 13,769 thousand common shares (assuming the conversion of all outstanding class B common stock) were included in the Weighted average outstanding Class A common shares - Diluted and (b) $11.8 million, $13.9 million, and $7.0 million of noncontrolling interest net income (after incremental tax effect from assuming conversion of all outstanding class B common stock), was added back to Net income available to GSHD - Diluted.

(2) The dilutive effect of stock options is computed using the treasury stock method. 731 thousand, 869 thousand, and 1,560 thousand stock options were excluded from the computation of diluted earnings per share of Class A common stock for the years ended December 31, 2025, 2024 and 2023 because the effect would have been anti-dilutive.

Share Repurchase Program

On April 24, 2024, our board of directors approved a share repurchase program with authorization to purchase up to $100 million of our Class A common stock, which expired on March 31, 2025.

On April 23, 2025, our board of directors approved a new share repurchase program with authorization to purchase up to $100 million of our Class A common stock through May 1, 2026. The share repurchase program does not require the Company to acquire any dollar amount or number of shares of common stock and may be modified, suspended, or discontinued at any time. The timing, manner, price and amount of any repurchases will be determined at the discretion of management in accordance with applicable securities laws and other restrictions. Class A common stock acquired under the program will be retired upon repurchase. Additionally, for every repurchased share of Class A common stock, the Company will direct GF to repurchase, at the price paid to repurchase such share, and cancel an LLC unit of GF held by the Company.

During the year ended December 31, 2025, the Company repurchased and retired 1,014 thousand shares of Class A common stock for an aggregate $81.7 million. During the year ended December 31, 2024, the Company repurchased and retired 1,045 thousand shares of Class A common stock for an aggregate $63.2 million. All repurchases were made in open-market transactions and recorded at their aggregate transaction cost inclusive of commissions and excise taxes. As of December 31, 2025, the Company had remaining authorization under the share repurchase program to repurchase up to $18.3 million of the Company's Class A common stock.

Subsequent Event

On February 17, 2026, our board of directors extended our share repurchase program, increasing the authorization by $180.0 million and extending the program through May 1, 2027. With this increase, the Company has a total remaining authorization under the extended repurchase program of up to $198.3 million of the Company's Class A common stock. The share repurchase program does not require the Company to acquire any dollar amount or number of shares of common stock and may be modified, suspended, or discontinued at any time. The timing, manner, price and amount of any repurchases will be determined at the discretion of management in accordance with applicable securities laws and other restrictions. Class A common stock acquired under the program will be retired upon repurchase. Additionally, for every repurchased share of Class A common stock, the Company will direct GF to repurchase and cancel an LLC unit of GF held by the Company, at a price per LLC unit equal to the price paid for the corresponding share of Class A common stock.

12. Noncontrolling interest

GSHD is the sole managing member of GF and, as a result, it consolidates the financial results of GF. GSHD reports a noncontrolling interest representing the economic interest in GF held by the other members of GF.

GF makes distributions to the LLC Unit holders on a pro rata basis to facilitate the LLC Unit holder's quarterly tax payments. For the years ended December 31, 2025 and 2024, GF made distributions of $23.8 million and $13.3 million, of which $7.7 million and $4.8 million was made to Pre-IPO LLC Members. The remaining $16.0 million and $8.5 million was made to GSHD and was eliminated in consolidation.

Under the amended and restated Goosehead Financial, LLC Agreement ("GF LLC Agreement"), the Pre-IPO LLC Members have the right, from and after the completion of the Offering (subject to the terms of the amended and restated Goosehead Financial, LLC Agreement), to require GSHD to redeem all or a portion of their LLC Units for, at GSHD's election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to the volume weighted average market price of one share of GSHD's Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the amended and restated Goosehead Financial, LLC Agreement. Additionally, in the event of a redemption request by a Pre-IPO LLC Member, GSHD may, at its option, effect a direct exchange of cash or Class A common stock for LLC Units in lieu of such a redemption. Shares of Class B common stock will be canceled on a one-for-one basis if GSHD, at the election of a Pre-IPO LLC Member, redeems or exchanges LLC Units of such Pre-IPO LLC Member pursuant to the terms of the amended and restated Goosehead Financial, LLC Agreement. Except for transfers to GSHD pursuant to the amended and restated Goosehead Financial, LLC Agreement or to certain permitted transferees, the Pre-IPO LLC Members are not permitted to sell, transfer or otherwise dispose of any LLC Units or shares of Class B common stock.

During 2025 and 2024, an aggregate of 0.7 million and 0.3 million LLC Units, respectively, were redeemed by the noncontrolling interest holders. Pursuant to the GF LLC Agreement, we issued 0.7 million and 0.3 million shares of

Class A common stock in connection with these redemptions and received 0.7 million and 0.3 million LLC Interests, increasing our ownership interest in GF. Simultaneously, and in connection with these redemptions, 0.7 million and 0.3 million shares of Class B common stock were surrendered and canceled.

The following table summarizes the ownership interest in GF as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025		December 31, 2024	
	LLC Units	Ownership %	LLC Units	Ownership %
Number of LLC Units held by GSHD	24,653	67.4%	24,668	66.2%
Number of LLC Units held by noncontrolling interest holders	11,935	32.6%	12,620	33.8%
Number of LLC Units outstanding	36,588	100.0%	37,288	100.0%

The weighted average ownership percentages for the applicable reporting periods are used to attribute net income to GSHD and the noncontrolling interest holders. The noncontrolling interest holders' weighted average ownership percentage for the years ended December 31, 2025 and 2024 was 32.9% and 34.1%, respectively.

13. Equity-based compensation

A summary of equity-based compensation expense during the years ended December 31, 2025, 2024, and 2023 is as follows *(in thousands)*:

	Year Ended December 31,		
	2025	2024	2023
Stock options	$ 23,375	$ 27,971	$ 23,989
Equity-based compensation expense	$ 23,375	$ 27,971	$ 23,989

Stock options

The Company granted additional stock options of 0.6 million, 0.8 million, and 0.9 million to its Board of Directors and certain key employees in 2025, 2024, and 2023, respectively. Board of Directors stock option awards have a three-year service period and vest in 12 equal quarterly installments over the service period. Employee stock options awards granted in 2021 have a four-year service period and vest in three equal annual installments, beginning at the end of the second year of service. Employee awards granted beginning in 2022 have a three-year service period and vest in equal annual installments beginning at the end of the first year of service. Both Board of Director and employee stock option awards have a maximum contract term of ten years from the grant date. Upon exercise of an option, the Company issues a new share of stock.

The Company determines the grant date fair value of its stock option awards using the Black-Scholes valuation model and has elected to recognize forfeitures as they occur. A summary of the weighted average assumptions used for valuing stock options granted in the periods 2025, 2024, and 2023 are as follows:

	Year Ended December 31,		
	2025	2024	2023
Expected volatility	55%	55%	60% - 65%
Expected dividend yield	—%	—%	—%
Expected term (in years)	2.69 - 4.75	2.75 - 4.75	2.75 - 4.75
Risk-free interest rate	3.44% - 4.27%	3.46%- 4.58%	3.44% - 4.06%

A summary of stock option activity for the year ended December 31, 2025 is as follows (*in thousands except per-share amounts*):

	Stock Options	Weighted-average Exercise Price	Aggregate Intrinsic Value	Weighted-average Remaining Contractual Life (Years)
Outstanding as of December 31, 2024	3,263	$ 68.50		
Granted	637	106.42		
Exercised	(309)	43.75		
Forfeited	(56)	68.02		
Expired	(100)	125.79		
Outstanding as of December 31, 2025	3,436	$ 76.11	$ 51,810	6.88
Options vested and exercisable as of December 31, 2025	2,091	$ 71.09	$ 42,923	5.90
Options unvested as of December 31, 2025	1,344	$ 83.93	$ 8,887	8.40

A summary of stock option activity for the years ended December 31, 2025, 2024 and 2023 is as follows (*in thousands except per-share amounts*):

	Year Ended December 31,		
	2025	2024	2023
Weighted-average grant-date fair value of options granted	$ 46.36	$ 32.41	$ 19.08
Total intrinsic value of options exercised	$ 21,435	$ 27,106	$ 16,424
Total fair value of shares vested during the year	$ 28,555	$ 24,645	$ 23,269

A summary of unvested stock option activity for the years ended December 31, 2025, 2024 and 2023 is as follows (*in thousands except per-share amounts*):

	Stock Options	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2024	1,657	$ 30.10
Vested	(894)	31.94
Granted	637	46.36
Forfeited	(56)	31.86
Unvested as of December 31, 2025	1,344	$ 36.51

As of December 31, 2025, total unrecognized compensation expense related to unvested stock options was $29.7 million, which is expected to be recognized over a weighted average period of 1.81 years. Cash received from stock option exercises during the year ended December 31, 2025 was $13.6 million.

14. Dividends

The Company did not approve or pay any dividends during the year ended December 31, 2024.

On January 9, 2025, GF declared a special distribution of $175 million, which was paid in cash on January 31, 2025 to holders of record of LLC Units, including to GSHD, as of the close of business on January 21, 2025. The special distribution resulted in a payment of $59 million to our noncontrolling interest holders. On January 9, 2025, the board of directors of the Company declared a one-time special cash dividend of $5.91 to all holders of Class A common stock of GSHD as of the close of business on January 21, 2025, which was paid in cash on January 31, 2025 for a total of $146 million. $1.22 of the special cash dividend was funded by cash received by GSHD from prior tax distributions from GF that are in excess of the corporate income taxes payable by GSHD. The remaining $4.69 of the special dividend was funded by the cash received by the Company from the special distribution by GF.

Any future special dividends will be declared at the sole discretion of GF's managing members, with respect to GF, and the Company's board of directors, with respect to GSHD. In determining whether a future special dividend will be declared by the Company, the board of directors may, at its sole discretion, consider the following: the Company's financial condition and operating results, the Company's available cash and current and anticipated cash needs, the Company's capital requirements, any contractual, legal, tax and regulatory restrictions, general economic and business conditions, and such other factors or conditions as the board of directors deems relevant.

15. Leases

At December 31, 2025, Goosehead was obligated under a number of operating leases, exclusively leases for premises and equipment used for business purposes. These leases generally have terms of 8 years or less, determined based on the contractual maturity of the lease, and include periods covered by options to extend or terminate the lease when the Company is reasonably certain that it will exercise those options. None of these lease agreements impose restrictions on the Company's ability to pay dividends, engage in debt or equity financing transactions or enter into further lease agreements. Certain of these leases contain escalation clauses that will increase rent payments based on maintenance, utility and tax increases, which are non-lease components and variable in nature. The Company elected not to separate lease and non-lease components of a contract for its real estate and equipment leases. As such, real estate and equipment lease payments represent payments on both lease and non-lease components.

Operating lease liabilities and ROU assets are recognized at the lease commencement date based on the present value of the fixed future minimum lease payments over the lease term. The future lease payments are discounted at a rate that represents the Company's collateralized borrowing rate for financing instruments of a similar term. We estimate this for our portfolio of leases using information obtained from our bankers. The ROU asset also includes any lease prepayments made, plus initial direct costs incurred, less any lease incentives received. Rent expense associated with operating leases is recognized on a straight-line basis over the lease term and included in occupancy expense within General and administrative expenses in the Consolidated statements of operations.

The following table provides information related to the Company's leases as of December 31, 2025 and 2024 *(in thousands)*:

| | December 31, | |
	2025	2024
Right-of-use assets	$ 34,087	$ 37,420
Short term lease liabilities	8,666	6,535
Long term lease liabilities	51,168	54,536
Total lease liabilities	59,834	61,071
Weighted average remaining lease term (in years)	5.87	6.71
Weighted average incremental borrowing rate	5.5%	5.3%

The following schedule shows the components of lease cost for the years ended December 31, 2025 and 2024 *(in thousands):*

| | December 31, | |
	2025	2024
Gross operating lease cost	$ 7,923	$ 8,074
Sublease income	(1,082)	(672)
Net lease cost	$ 6,841	$ 7,402

The following is a schedule of supplemental cash flow information related to leases for the year ended December 31, 2025 and 2024 *(in thousands):*

		December 31,		
		2025		2024
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases	$	(9,250)	$	(11,267)
Right of use assets obtained in exchange for lease obligation				
Operating leases	$	5,713	$	4,931

The following is a schedule of future maturity of lease liability as of December 31, 2025 *(in thousands):*

2026	$	11,483
2027		13,083
2028		12,348
2029		11,192
2030		8,341
Thereafter		14,414
Total lease payments		70,861
Less: imputed interest		(11,026)
Future maturity of lease liability	$	**59,834**

As of December 31, 2025, the Company did not have any additional future operating lease commitments that were signed but had not yet commenced.

16. Segment information

The Company is organized into a single reportable segment: insurance distribution. The personal lines insurance distribution segment provides clients with access to home, auto, umbrella, motorcycle, flood, and other ancillary insurance products. The Company derives its revenue entirely from within the United States and manages business activities on a consolidated basis. The Company's chief operating decision maker is its Chief Executive Officer.

The accounting policies of the insurance distribution segment are the same as those described in the summary of significant accounting policies. The chief operating decision maker uses net income, as reported on the Consolidated Statements of Operations, to assess performance and allocate resources for the insurance distribution segment. The significant segment expense categories regularly provided to the chief operating decision maker are the same as those included on the Consolidated Statements of Operations. The measure of segment assets is total assets as reported on the Consolidated Balance Sheets.

The chief operating decision maker uses net income to assess performance by examining period-over-period trends, benchmarking to the Company's competitors, and monitoring budget versus actual results. The chief operating decision maker uses net income to evaluate income generated from segment assets in deciding whether to reinvest profits into the segment or into other parts of the entity, such as for share repurchases or dividends.

17. Litigation

From time to time, GSHD may be involved in various legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company records accruals for legal contingencies to the extent that it has concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. When a material loss contingency is reasonably possible but not probable, the Company does not record a liability, but instead discloses the nature and the amount of the claim, and an estimate of the loss or range of loss, if such an estimate can be made. In the opinion of the Company's management, the likely results of any ongoing legal matters are not expected, either individually or in the aggregate, to have a material adverse effect on the Company's financial position, results of operations or cash flows.

On November 10, 2022, a verified stockholder class action complaint for declaratory relief, captioned Mickey Dollens v. Goosehead Insurance, Inc., C.A. No. 2022-1018-JTL, was filed in the Court of Chancery of the State of Delaware (the "Dollens Action"), alleging certain corporate governance documents adopted by the Company were invalid under Delaware law. On August 8, 2023, the parties entered into a proposed settlement providing for certain non-monetary benefits to the class (i.e., revisions to the Company's Stockholder Agreement). Additionally, the plaintiffs have petitioned the Court for attorneys' fees and litigation expenses. The matter is currently stayed. While there can be no assurance regarding the ultimate outcome of the petition, the Company believes a potential loss, if any, would not be material.

18. Related Party Transactions

Mark Jones is the Co-Founder and Executive Chairman of the Company and holds a significant beneficial ownership of the Company's voting common stock. Mr. Jones also serves as the Co-Founder and Chief Executive Officer of N5B Capital ("N5B"), a family investment office for Mark and Robyn Jones. In the third quarter of 2025, the Company entered into an agreement to reimburse N5B for expenses associated with Mr. Jones' executive assistant. The estimated annual expense to the Company under this agreement is less than $140 thousand and will be recognized as incurred in the consolidated statements of operations. The Company determined that the agreement is not material to its consolidated financial statements.

Item 9. Changes in and disagreements with accountants on accounting and financial statement disclosure

None.

Item 9A. Controls and procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the results of our evaluation, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2025.

Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report herein.

/s/ Mark K. Miller	/s/ Mark E. Jones, Jr.
Mark K. Miller	Mark E. Jones, Jr.
President and Chief Executive Officer (Principal Executive Officer)	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Goosehead Insurance, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Goosehead Insurance, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Dallas, Texas
February 19, 2026

Item 9B. Other information

There were no adoptions, modifications, or terminations by any of our directors or officers of any contract, instruction or written plan for the purchase or sale of securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangements requiring disclosure pursuant to Item 408(a) during the fourth quarter of fiscal 2025, except as follows:

On November 5, 2025, Mark K. Miller, the President and Chief Executive Officer of the Company, terminated a Rule 10b5-1 trading arrangement he had previously adopted with respect to the sale of securities of the Company's common stock (the "10b5-1 Plan"). The 10b5-1 Plan was adopted on April 29, 2025, had a term expiring May 1, 2026, and provided for the potential sale of up to 60,000 shares of Company common stock issuable upon the exercise of options. As of the date of termination of his 10b5-1 Plan, Mr. Miller had not sold any shares of common stock under its terms.

Item 9C. Disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

PART III

Item 10. Directors, executive officers, and corporate governance

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Goosehead has an insider trading policy governing the purchase, sale, and other dispositions of Goosehead's securities that applies to all personnel of Goosehead and its subsidiaries, including directors, officers, and employees and other covered persons, as well as Goosehead itself. Goosehead believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive compensation

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 12. Security ownership of certain beneficial owners and management and related stockholder matters

The information required by this item with respect to securities authorized for issuance under equity compensation plans is set forth under "Item 5. Securities Authorized for Issuance under Equity Compensation Plans."

The information required by Item 403 of Regulation S-K is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 13. Certain relationships and related transactions, and director independence

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Item 14. Principal accountant fees and services

The information required by this item is incorporated by reference to the Company's Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

PART IV

Item 15. Exhibits and financial statement schedules

The following documents are filed as part of this Annual Report on Form 10-K.

(1) Consolidated financial statements: See "Index to consolidated financial statements" at "Item 8. Financial statements and supplementary data" herein.

(2) Consolidated financial statement schedules. All schedules are omitted for the reason that the information is included in the consolidated financial statements or the notes thereto or that they are not required or are not applicable.

(3) Exhibits: The exhibits listed in the accompanying index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Goosehead Insurance, Inc. (incorporated by reference to exhibit 3.1 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on May 2, 2018)
3.2	By-Laws of Goosehead Insurance, Inc., as amended and restated as of November 3, 2023 (incorporated by reference to exhibit 3.2 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on November 3, 2023)
4.1	Description of securities registered under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to exhibit 4.1 to Goosehead Insurance, Inc.'s Annual Report on Form 10-K filed with the Commission on March 16, 2020)
10.1	Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC, dated as of May 1, 2018, by and among Goosehead Financial, LLC and its members (incorporated by reference to exhibit 10.2 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on May 2, 2018)
10.2	Registration Rights Agreement, dated as of May 1, 2018, by and among Goosehead Insurance, Inc. and the other persons and entities party thereto (incorporated by reference to exhibit 10.4 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on May 2, 2018)
10.3	Tax Receivable Agreement, dated as of May 1, 2018, by and among Goosehead Insurance, Inc., Goosehead Financial, LLC, and each of the other persons and entities party thereto (incorporated by reference to exhibit 10.3 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on May 2, 2018)
10.4	Stockholders Agreement, dated as of May 1, 2018, by and among Goosehead Insurance, Inc., Goosehead Financial, LLC and the other persons and entities party thereto (incorporated by reference to exhibit 10.5 to Goosehead Insurance, Inc.'s Annual Report on Form 10-K filed with the Commission on March 14, 2019)
10.5	Form of Franchise Agreement (incorporated by reference to exhibit 10.6 to Goosehead Insurance, Inc.'s registration statement on Form S-1 (Registration No. 333-224080))
10.6	Registrant's Amended and Restated Omnibus Incentive Plan (incorporated by reference from Annex A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on April 12, 2019)
10.7	Form of Goosehead Insurance, Inc. Omnibus Incentive Plan Stock Option Award Agreement (Employees) (incorporated by reference to exhibit 10.8 to Goosehead Insurance, Inc.'s registration statement on Form S-1 (Registration No. 333-224080))
10.8	Form of Goosehead Insurance, Inc. Omnibus Incentive Plan Stock Option Award Agreement (Directors) (incorporated by reference to exhibit 10.9 to Goosehead Insurance, Inc.'s registration statement on Form S-1 (Registration No. 333-224080))
10.9	Goosehead Insurance, Inc. Employee Stock Purchase Plan (incorporated by reference to exhibit 99 to Goosehead Insurance, Inc.'s registration statement on Form S-8 (Registration No. 333-224470))
10.10	Form of Director Indemnification Agreement (incorporated by reference to exhibit 10.10 to Goosehead Insurance, Inc.'s registration statement on Form S-1 (Registration No. 333-224080))
10.11	Offer Letter to Mark E. Jones, Jr., dated September 11, 2022 (incorporated by reference to exhibit 10.1 to Goosehead Insurance, Inc.'s Current Report on Form 8-K filed with the Commission on September 12, 2022)
10.12	Separation and Engagement Agreement, dated April 26, 2023, between Goosehead Insurance, Inc. and P. Ryan Langston (incorporated by reference to exhibit 10.1 to Goosehead Insurance, Inc.'s Quarterly Report on Form 10-Q filed with the Commission on April 27, 2023)

Exhibit Number	Description
10.13	Amendment 1 to the Credit Agreement, dated as of January 8, 2025, by and among Goosehead Insurance Holdings, LLC, as borrower, Goosehead Financial, LLC, as holdings, certain subsidiary guarantors named therein, certain lender parties named therein, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to exhibit 10.1 to Goosehead Insurance Inc.'s Quarterly Report on Form 10-Q filed on October 22, 2025).
19.1	Statement of Policy Concerning Trading in Company Securities adopted February 24, 2025
21	Subsidiaries of the Registrant
23.1	Consent of Deloitte & Touche LLP
31.1	Certifications of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certifications of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Compensation Recoupment Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase

Item 16. Form 10-K summary

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOOSEHEAD INSURANCE, INC.

Date: February 19, 2026   By: /s/ Mark K. Miller
                                         Mark K. Miller
                                         President and Chief Executive Officer
                                         (Principal Executive Officer)

Date: February 19, 2026   By: /s/ Mark E. Jones, Jr.
                                         Mark E. Jones, Jr.
                                         Chief Financial Officer and Chief Operating Officer
                                         (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Mark E. Jones Mark E. Jones	Executive Chairman	February 19, 2026
/s/ Robyn Jones Robyn Jones	Vice Chairman and Director	February 19, 2026
/s/ Peter Lane Peter Lane	Director	February 19, 2026
/s/ Mark K. Miller Mark Miller	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 19, 2026
/s/ James Reid James Reid	Director	February 19, 2026
/s/ Waded Cruzado Waded Cruzado	Director	February 19, 2026
/s/ Bill Wade Bill Wade	Director	February 19, 2026
Louis Goldberg	Director	
/s/ Mark E. Jones, Jr. Mark E. Jones, Jr.	Chief Financial Officer and Chief Operating Officer (Principal Financial Officer and Principal Accounting Officer)	February 19, 2026